UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 4, 2021

Digital World Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40779	85-4293042
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

78 SW 7th Street

Miami, Florida 33130

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (305) 735-1517

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A common stock, and one-half of one Redeemable Warrant	DWACU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	DWAC	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	DWACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Digital World Acquisition Corp., a Delaware corporation (“DWAC”), intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which will include a preliminary proxy statement of DWAC, and a prospectus in connection with the proposed business combination transaction (the “Business Combination”) involving DWAC and Trump Media & Technology Group Corp., a Delaware corporation (“TMTG”). The definitive proxy statement and other relevant documents will be mailed to stockholders of DWAC as of a record date to be established for voting on the Business Combination. Securityholders of DWAC and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with DWAC’s solicitation of proxies for the special meetings to be held to approve the Business Combination because these documents will contain important information about DWAC, TMTG and the Business Combination. DWAC securityholders and other interested persons will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Digital World Acquisition Corp., 78 SW 7th Street, Miami, FL 33130.

Participants in the Solicitation

DWAC and TMTG and certain of their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the securityholders of DWAC in favor of the approval of the Business Combination. Securityholders of DWAC and other interested persons may obtain more information regarding the names and interests in the proposed Business Combination of DWAC’s directors and officers in DWAC’s filings with the SEC, including the Registration Statement to be filed with the SEC, which will also contain the names and interests in the proposed Business Combination of TMTG’s directors and officers. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination between DWAC and TMTG, including without limitation statements regarding the anticipated benefits of the Business Combination, the anticipated timing of the Business Combination and the PIPE, the implied enterprise value, future financial condition and performance of TMTG and the combined company after the closing and expected financial impacts of the Business Combination, the satisfaction of closing conditions to the Business Combination, the level of redemptions of DWAC’s public stockholders and the products and markets and expected future performance and market opportunities of TMTG. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (i) the risk that the Business Combination and the PIPE may not be completed in a timely manner or at all, which may adversely affect the price of DWAC’s securities, (ii) the risk that the Business Combination may not be completed by DWAC’s Business Combination deadline and the potential failure to obtain an extension of the Business Combination deadline if sought by DWAC, (iii) the failure to satisfy the conditions to the consummation of the Business Combination or the PIPE, including the approval of the merger agreement by the stockholders of DWAC, (iv) the potential lack of a third-party fairness opinion in determining whether or not to pursue the proposed Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vi) the failure to achieve the minimum amount of cash available following any redemptions by DWAC stockholders, (vii) redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions, (viii) the effect of the announcement or pendency of the PIPE or the Business Combination on TMTG’s business relationships, operating results, and business generally, (ix) risks that the Business Combination disrupts current plans and operations of TMTG, (x) the outcome of any legal proceedings that may be instituted against TMTG or against DWAC related to the merger agreement or the Business Combination, (xi) the risk of any investigations by the SEC or other regulatory authority relating to the PIPE, the Merger Agreement or the Business Combination and the impact they may have on consummating the transactions; (xii) the timing of the roll-out of TruthSocial, TMTG’s initial product, and its ability to generate users and advertisers, (xiii) changes in domestic and global general economic conditions; (xiv) risk that TMTG may not be able to execute its growth strategies, (xv) risks related to the ongoing COVID-19 pandemic and response, (xvi) risk that TMTG may not be able to develop and maintain effective internal controls, (xvii) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, and (xviii) and those factors discussed in DWAC’s filings with the SEC and that that will be contained in the Registration Statement relating to the Business Combination. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the Registration Statement and other documents to be filed by DWAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while TMTG and DWAC may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither of TMTG or DWAC gives any assurance that TMTG, DWAC, or the combined company, will achieve its expectations.

No Offer or Solicitation

This Current Report on Form 8-K and the exhibits hereto shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 1.01	Entry into a Material Definitive Agreement.

As previously reported by Digital World Acquisition Corp., a Delaware corporation (“DWAC”), on Current Reports on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on October 21, 2021 and October 26, 2021, DWAC is a party to an Agreement and Plan of Merger, dated as of October 20, 2021 (as it may be amended or supplemented from time to time, the “Merger Agreement”), with DWAC Merger Subsidiary Inc., a newly-formed Delaware corporation and wholly-owned subsidiary of DWAC, Trump Media & Technology Group Corp., a Delaware corporation (“TMTG”), ARC Global Investments II, LLC, a Delaware limited liability company, in the capacity as the representative for certain stockholders of DWAC, and TMTG’s Chief Legal Officer, in the capacity as the representative for stockholders of TMTG, pursuant to which, among other matters, subject to the terms and conditions therein, DWAC will consummate its initial business combination with TMTG (the “TMTG Business Combination”).

On December 4, 2021, in support of the TMTG Business Combination, DWAC entered into a securities purchase agreement (the “SPA”) with certain institutional accredited investors (the “PIPE Investors”), pursuant to which the investors agreed to purchase an aggregate of 1,000,000 shares of DWAC’s Series A Convertible Preferred Stock (the “Preferred Stock”), for a purchase price of $1,000 per share of Preferred Stock, for an aggregate commitment of $1,000,000,000 in a private placement (the “PIPE”) to be consummated concurrently with the TMTG Business Combination (the “Closing”). The shares of Preferred Stock have an initial conversion price per share of $33.60 and are initially convertible into an aggregate of 29,761,905 shares of common stock (subject to adjustment, as described below under “Conversion”). The closing of the PIPE is conditioned on the concurrent closing of the TMTG Business Combination and other closing conditions as set forth in the SPA.

Pursuant to the terms of the SPA, DWAC agreed to certain restrictions on future stock offerings, subject to certain exceptions, including that the company will not issue (or enter into any agreement to issue) any shares of common stock or common stock equivalents until 90 days after either (i) all of the common stock underlying the Preferred Stock is registered, sold or eligible to be sold without registration, or (ii) the first date following the first anniversary of the Closing that no PIPE Investor is an affiliate of the Company ((i) and (ii), collectively, the “Effective

Date”). DWAC also agreed that until one year after the Effective Date, the company shall not undertake a reverse or forward stock split or reclassification of the company’s common stock without the prior written consent of the PIPE Investors holding a majority in interest of the shares of Preferred Stock, subject to certain exceptions.

Each PIPE Investor agreed in the SPA that, with respect to matters arising out of, resulting from, in connection with or relating to the Transaction Documents or the transactions contemplated hereby, it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in DWAC’s trust account held for its public stockholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom).

The material terms of the Preferred Stock as set forth in the form of Certificate of Designation of Preferences, Rights and Limitations for the Preferred Stock (the “Certificate of Designation”) are summarized below:

Rank. The Preferred Stock shall rank (i) senior to all of the common stock of the post-combination company (“Pubco”); (ii) senior to any class or series of capital stock of Pubco hereafter created specifically ranking by its terms junior to any Preferred Stock (“Junior Securities”); (iii) on parity with any class or series of capital stock of Pubco created specifically ranking by its terms on parity with the Preferred Stock (“Parity Securities”); and (iv) junior to any class or series of capital stock of Pubco hereafter created specifically ranking by its terms senior to any Preferred Stock, in each case, as to dividends or distributions of assets upon liquidation, dissolution or winding up of Pubco, whether voluntarily or involuntarily.

Dividends. Except for stock dividends or distributions for which certain adjustments are to be made, the holders of Preferred Stock will be entitled to receive dividends equal (on an as-if-converted-to-common-stock basis) to and in the same form as dividends actually paid on shares of the common stock when, as and if such dividends are paid on shares of the common stock; provided, however, to the extent that any such holder’s right to participate in any such distribution would result in such holder exceeding the Beneficial Ownership Limitation (as defined below), then such holder shall not be entitled to participate in such distribution to such extent (or in the beneficial ownership of any shares of common stock as a result of such distribution to such extent) and the portion of such distribution shall be held in abeyance for the benefit of such holder until such time, if ever, as its right thereto would not result in the holder exceeding the Beneficial Ownership Limitation. No other dividends shall be paid on shares of Preferred Stock.

Liquidation Preference. In the event of a liquidation, dissolution or winding up of Pubco, the holders of the Preferred Stock will be entitled to receive $0.0001 per share of the respective Preferred Stock held and an amount equal to any dividends declared but unpaid thereon, before any payments are made to holders of common stock or any Junior Securities and pari passu with any distribution to the holders of Parity Securities. After such payment to the holders of Preferred Stock, holders of shares of Preferred Stock will be entitled to receive out of the assets of the company the same amount that a holder of common stock would receive if the Preferred Stock were fully converted (without limitations) to common stock which amounts shall be paid pari passu with all holders of common stock.

Conversion. Each share of Preferred Stock may be converted at the holder’s option at any time after issuance into that number of shares of common stock at an initial conversion price of $33.60, which is equal to a 20% discount to DWAC’s volume-weighted average closing price (“VWAP”) for the five consecutive trading days prior to and including December 1, 2021 (subject to adjustments as more fully described below); provided that the number of shares of common stock to be issued pursuant to such conversion does not, when aggregated with all other shares of common stock owned by such holder and its affiliates at such time, result in such holder or any of its affiliates beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder) in excess of 4.99% (or, upon election by such holder prior to the issuance of any shares of Preferred Stock, 9.99%) of all of the common stock outstanding at such time (the “Beneficial Ownership Limitation”).

The conversion price shall automatically adjust downward (each, a “Conversion Price Adjustment”) to the greater of: (i) the product of (x) the average of the ten (10) consecutive daily VWAPs over the ten (10) consecutive trading days following the closing date of the TMTG Business Combination (subject to adjustment for splits, stock combinations, reclassification, dividends, and the like) and (y) 60% (i.e., applying a discount of 40%); and (ii) $10.00 (subject to adjustment for splits, stock combinations, reclassification, dividends, and the like). If the formula results in a conversion price over $33.60, there is no downward adjustment.

If the company is unable to include all the shares of common stock issuable upon conversion of the Preferred Stock in the Initial Registration Statement, at the time of filing of each subsequent registration statement, the then current conversion price is subject to downward adjustment based on the formula set forth above, where the 10-day VWAP is measured from the 10-day period following the effective date of the applicable registration statement, so that upon each Conversion Price Adjustment, for so long as a holder still holds any shares of Preferred Stock (including, for the avoidance of doubt, a single share or any fraction of a single share), the Preferred Stock held by such holder shall subsequently be convertible into the number of shares of common stock such that the holder will be entitled to the aggregate number of shares of common stock based on its initial purchase of Preferred Stock pursuant to the SPA convertible at the conversion price then in effect following the applicable Conversion Price Adjustment. There is no further downward adjustment if the new Conversion Price Adjustment is greater than the then current conversion price.

Voting. The Preferred Stock shall have no voting rights, except that as long as any shares of Preferred Stock are outstanding, the company shall not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Preferred Stock, (a) alter or change adversely the powers, preferences or rights given to the Preferred Stock or alter or amend the Certificate of Designation, (b) amend its certificate of incorporation or other charter documents in any manner that adversely affects any rights of the holders, (c) increase the number of authorized shares of Preferred Stock, or (d) enter into any agreement with respect to any of the foregoing.

The foregoing description of the Preferred Stock is qualified in its entirety by reference to the Certificate of Designation, which is filed as Exhibit 3.1 hereto and is hereby incorporated into this Current Report on Form 8-K by reference.

Registration Rights

The PIPE Investors were also given registration rights in a registration rights agreement (the “Registration Rights Agreement”) pursuant to which DWAC will be required to file a resale registration statement for all of the shares of common stock issuable upon conversion of the Preferred Stock held by the PIPE Investors within 10 days following the filing of the proxy statement/prospectus to be filed in connection with the TMTG Business Combination and shall be declared effective no later than the closing of the TMTG Business Combination (the “Initial Registration Statement”). Thereafter, Pubco will be required to register and to maintain the registration for all shares underlying the Preferred Stock until the Effective Date.

Liquidated Damages. Failure by Pubco to timely file and to obtain and maintain effectiveness of any registration statement required to be filed under the Registration Rights Agreement will result in Pubco paying to each PIPE Investor an amount in cash, as liquidated damages and not as a penalty, equal to (A) with respect to the first two months, 2% of the subscription price paid by each PIPE Investor for any unregistered registrable securities, plus (B) with respect to the third month and beyond, 6% of the subscription price paid by each PIPE Investor for any unregistered registrable securities. In no case will the maximum aggregate liquidated damages payable to a PIPE Investor exceed 20% of the subscription price paid by such PIPE Investor. If Pubco fails to pay any liquidated damages in full within seven days after the date payable, Pubco will pay interest thereon at a rate of 18% per annum (or such lesser maximum amount that is permitted to be paid by applicable law) to the PIPE Investor, until such amounts, plus all such interest thereon, are paid in full, subject to the aggregate limitation.

Liquidated Damages Escrow Account. Upon the Closing, Pubco will deposit into a third party escrow account solely for purposes of paying the holders any required liquidated damages as they accrue (the “Liquidated Damages Escrow Account”), an amount equal to 20% of the aggregate subscription price paid by all the PIPE Investors for any registrable securities not, on the Closing, covered by (i.e. eligible for resale pursuant to) the Initial Registration Statement. Any balance remaining in the Liquidated Damages Escrow Account shall be released to Pubco once all registrable securities are included in an effective registration statement. In the event all registrable securities are included in the Initial Registration Statement, the Liquidated Damages Escrow Account will not be required.

Waiver Letter

In connection with the PIPE and in accordance with Section 4.3(b)(ii) of DWAC’s Amended and Restated Certificate of Incorporation, ARC Global Investments II LLC, as majority holder of DWAC’s Class B common stock, waived certain anti-dilution rights of the holders of Class B common stock (the “Class B Holders”) to any increase in the number of shares of Class A common stock issuable upon conversion of the Class B common stock. In exchange for such waiver, and in the event that the transactions contemplated by the SPA are consummated in accordance with its terms, the Class B Holders will be entitled to receive (i) an aggregate of 744,048 shares of Class A common stock (the “Anti-dilution Shares”) and (ii) warrants to purchase an aggregate of 744,048 shares of Class A common stock (the “Warrants”) at an exercise price per share of $33.60 for a term of five years. The Warrants shall otherwise have terms, including but not limited to registration rights, that are substantially identical to the warrants previously issued to the Class B Holders and shall not contain any anti-dilution or reset provisions, except for standard adjustments for any stock splits, stock dividends, recapitalizations and similar events.

The Anti-dilution Shares and the Warrants shall be subject to the same lock-up provisions as are applicable to the shares and warrants previously issued to the Class B Holders; provided, however, in no event shall such lock-up period terminate before the date that is 30 days following the earlier of (i) the date that all shares underlying the Preferred Stock have been registered on an effective registration statement or (ii) one year following the Closing.

In connection with the PIPE, at the Closing DWAC will pay EF Hutton, as DWAC’s placement agent and capital markets advisor, a fee equal to 2.5% of the gross proceeds of the PIPE. Assuming no redemptions by DWAC’s stockholders, the PIPE, together with amounts delivered from DWAC’s trust account, is expected to generate approximately $1.25 billion of net proceeds, after deducting estimated transaction fees and related expenses. Such funds will be used to fund the payment of expenses incurred in connection with the TMTG Business Combination, liabilities owed by DWAC and to otherwise provide working capital and funds for corporate purposes for Pubco following the Closing.

Copies of the forms of Certificate of Designation, Registration Rights Agreement and SPA are filed with this Current Report on Form 8-K as Exhibits 3.1, 10.1 and 10.2, respectively, and are incorporated herein by reference, and the foregoing description of such documents are qualified in their entirety by reference thereto.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report is incorporated by reference into this Item 3.02. The offer and sale of the Preferred Stock to be pursuant to the SPA will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01	Regulation FD Disclosure.

Included as Exhibit 99.2 to this Current Report on Form 8-K is a presentation (the “Corporate Presentation”) that DWAC and TMTG have utilized in various meetings with securities analysts, investors and others. The Corporate Presentation is being furnished herewith and is incorporated herein by reference.

Exhibit 99.2 is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 8.01	Other Events.

On December 4, 2021, DWAC and TMTG issued a joint press release announcing DWAC’s execution of the SPA with the PIPE Investors for the PIPE. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

DWAC has received certain preliminary, fact-finding inquiries from regulatory authorities, with which it is cooperating. Specifically, in late October and in early November 2021, DWAC received a request for information from FINRA, surrounding events (specifically, a review of trading) that preceded the public announcement of the October 20, 2021 Merger Agreement. According to FINRA’s request, the inquiry should not be construed as an indication that FINRA has determined that any violations of Nasdaq rules or federal securities laws have occurred, nor as a reflection upon the merits of the securities involved or upon any person who effected transactions in such securities. Additionally, in early November 2021, DWAC received a voluntary information and document request from the SEC which sought, inter alia, documents relating to meetings of DWAC’s Board of Directors, policies and procedures relating to trading, the identification of banking, telephone, and email addresses, the identities of certain investors, and certain documents and communications between DWAC and TMTG. According to the SEC’s request, the investigation does not mean that the SEC has concluded that anyone violated the law or that the SEC has a negative opinion of DWAC or any person, event, or security.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

3.1	Form of Certificate of Designation of Preferred Stock

10.1	Form of Securities Purchase Agreement, dated as of December 4, 2021, by and between DWAC and the investors named therein

10.2	Form of Registration Rights Agreement, dated as of December 4, 2021, by and between DWAC and the investors named therein

99.1	Press release dated December 4, 2021

99.2	Corporate Presentation of TMTG

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 6, 2021	DIGITAL WORLD ACQUISITION CORP.

	By:	/s/ Patrick Orlando
	Name:	Patrick Orlando
	Title:	Chief Executive Officer

Exhibit 3.1

TRUMP MEDIA & TECHNOLOGY GROUP CORP.

CERTIFICATE OF DESIGNATION OF PREFERENCES,

RIGHTS AND LIMITATIONS

OF

SERIES A CONVERTIBLE PREFERRED STOCK

PURSUANT TO SECTION 151(G) OF THE

DELAWARE GENERAL CORPORATION LAW

The undersigned, [__________] and [________], do hereby certify that:

1. They are the [__________] and [________], respectively, of Trump Media & Technology Group Corp., a Delaware corporation (the “Corporation”).

2. The Corporation is authorized to issue [    ] shares of preferred stock, none of which have been issued.

3. The following resolutions were duly adopted by the board of directors of the Corporation (the “Board of Directors”):

WHEREAS, the certificate of incorporation of the Corporation provides for a class of its authorized stock known as preferred stock, consisting of [    ] shares, $0.0001 par value per share, issuable from time to time in one or more series;

WHEREAS, the Board of Directors is authorized to fix the dividend rights, dividend rate, voting rights, conversion rights, rights and terms of redemption and liquidation preferences of any wholly unissued series of preferred stock and the number of shares constituting any series and the designation thereof, of any of them; and

WHEREAS, it is the desire of the Board of Directors, pursuant to its authority as aforesaid, to fix the rights, preferences, restrictions and other matters relating to a series of the preferred stock, which shall consist of, except as otherwise set forth in the Purchase Agreement, 1,000,000 shares of the preferred stock which the Corporation has the authority to issue, as follows:

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby provide for the issuance of a series of preferred stock for cash or exchange of other securities, rights or property and does hereby fix and determine the rights, preferences, restrictions and other matters relating to such series of preferred stock as follows:

TERMS OF PREFERRED STOCK

Section 1. Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 of the Securities Act.

“Alternate Consideration” shall have the meaning set forth in Section 7(e).

“Beneficial Ownership Limitation” shall have the meaning set forth in Section 6(d).

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

“Buy-In” shall have the meaning set forth in Section 6(c)(iv).

“Closing” means the closing of the purchase and sale of the Securities pursuant to Section 2.1 of the Purchase Agreement.

“Closing Date” means the Trading Day on which all of the Transaction Documents have been executed and delivered by the applicable parties thereto and all conditions precedent to (i) each Holder’s obligations to pay the Subscription Amount and (ii) the Corporation’s obligations to deliver the Securities have been satisfied or waived.

“Commission” means the United States Securities and Exchange Commission.

“Common Stock” means the Corporation’s Class A common stock, par value $0.0001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed.

“Common Stock Equivalents” means any securities of the Corporation or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

“Conversion Amount” means the sum of the Stated Value at issue.

“Conversion Date” shall have the meaning set forth in Section 6(a).

“Conversion Price” shall have the meaning set forth in Section 6(b).

2

“Conversion Price Adjustment” shall have the meaning set forth in Section 7(b).

“Conversion Shares” means, collectively, the shares of Common Stock issuable upon conversion of the shares of Preferred Stock in accordance with the terms hereof.

“Delaware Courts” shall have the meaning set forth in Section 11(d).

“Effective Date” means the date that the Registration Statement filed by the Corporation pursuant to the Registration Rights Agreement is first declared effective by the Commission.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Floor Price” means $10.00, subject to appropriate adjustment for any Stock Event (as defined in Section 7(b) hereof) that is effected after the date of the Purchase Agreement.

“Fundamental Transaction” shall have the meaning set forth in Section 7(e).

“GAAP” means United States generally accepted accounting principles.

“Holder” shall have the meaning given such term in Section 2.

“Issuable Maximum” shall have the meaning set forth in Section 6(e).

“Liquidation” shall have the meaning set forth in Section 5.

“Notice of Conversion” shall have the meaning set forth in Section 6(a).

“Original Issue Date” means the date of the first issuance of any shares of the Preferred Stock regardless of the number of transfers of any particular shares of Preferred Stock and regardless of the number of certificates which may be issued to evidence such Preferred Stock.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Preferred Stock” shall have the meaning set forth in Section 2.

“Preferred Stock Liquidation Amount” means, with respect to each share of Preferred Stock, an amount equal to $0.0001.

3

“Purchase Agreement” means the Securities Purchase Agreement, dated as of the Original Issue Date, among the Corporation and the original Holders, as amended, modified or supplemented from time to time in accordance with its terms.

“Registration Rights Agreement” means the Registration Rights Agreement, dated as of the date of the Purchase Agreement, among the Corporation and the original Holders, in the form of Exhibit B attached to the Purchase Agreement.

“Registration Statement” means a registration statement meeting the requirements set forth in the Registration Rights Agreement and covering the resale of the Conversion Shares by each Holder as provided for in the Registration Rights Agreement, including the Initial Registration Statement (as defined in the Registration Rights Agreement) and any additional Registration Statements which may be required thereunder.

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Rule 144 Date” means the date the Conversion Shares first become eligible for resale without volume or manner-of-sale restrictions after initial satisfaction of the conditions set forth in Rule 144(i)(2).

“Rule 424” means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

“Securities” means the Preferred Stock and the Conversion Shares.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Share Delivery Date” shall have the meaning set forth in Section 6(c).

“Stated Value” shall have the meaning set forth in Section 2, as the same may be increased pursuant to Section 3.

“Shareholder Approval” means such approval as may be required by the applicable rules and regulations of the Nasdaq Stock Market (or any successor entity) from the shareholders of the Corporation with respect to the transactions contemplated by the Transaction Documents, including the issuance of all of the Conversion Shares in excess of 19.99% of the issued and outstanding Common Stock on the Closing Date.

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“Subscription Amount” shall mean, as to each Holder, the aggregate amount to be paid for the Preferred Stock purchased pursuant to the Purchase Agreement as specified below such Holder’s name on the signature page of the Purchase Agreement and next to the heading “Subscription Amount,” in United States dollars and in immediately available funds.

“Subsidiary” means any subsidiary of the Corporation as set forth on Schedule 3.1(a) of the Purchase Agreement and shall, where applicable, also include any direct or indirect subsidiary of the Corporation formed or acquired after the date of the Purchase Agreement.

“Successor Entity” shall have the meaning set forth in Section 7(e).

“Trading Day” means a day on which the principal Trading Market is open for business.

“Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, the OTCQB or the OTCQX (or any successors to any of the foregoing).

“Transaction Documents” means this Certificate of Designation, the Purchase Agreement, the Registration Rights Agreement, all exhibits and schedules thereto and hereto and any other documents or agreements executed in connection with the transactions contemplated pursuant to the Purchase Agreement.

“Transfer Agent” means Continental Stock Transfer & Trust Company, the current transfer agent of the Corporation, and any successor transfer agent of the Corporation.

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on a Trading Market, the daily volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the Trading Market on which the Common Stock is then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the Common Stock for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Common Stock is not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Common Stock are then reported in the “Pink Sheets” published by OTC Markets, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Stock so reported, or (d) in all other cases, the fair market value of a share of Common Stock as determined by an independent appraiser selected in good faith by the Purchasers of a majority in interest of the Securities then outstanding and reasonably acceptable to the Corporation, the fees and expenses of which shall be paid by the Corporation.

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Section 2. Designation, Amount and Par Value. The series of preferred stock shall be designated as its Series A Convertible Preferred Stock (the “Preferred Stock”) and the number of shares so designated shall be 1,000,000 (which shall not be subject to increase without the written consent of all of the holders of the Preferred Stock (each, a “Holder” and collectively, the “Holders”)). Each share of Preferred Stock shall have a par value of $0.0001 per share and a stated value equal to $1,000, subject to increase set forth in Section 3 below (the “Stated Value”).

Section 3. Dividends. Except for stock dividends or distributions for which adjustments are to be made pursuant to Section 7, Holders shall be entitled to receive, and the Corporation shall pay, dividends on shares of Preferred Stock equal (on an as-if-converted-to-Common-Stock basis) to and in the same form as dividends actually paid on shares of the Common Stock when, as and if such dividends are paid on shares of the Common Stock. No other dividends shall be paid on shares of Preferred Stock.

Section 4. Voting Rights. Except as otherwise provided herein or as otherwise required by law, the Preferred Stock shall have no voting rights. However, as long as any shares of Preferred Stock are outstanding, the Corporation shall not, without the affirmative vote of the Holders of a majority of the then outstanding shares of the Preferred Stock, (a) alter or change adversely the powers, preferences or rights given to the Preferred Stock or alter or amend this Certificate of Designation, (b) amend its certificate of incorporation or other charter documents in any manner that adversely affects any rights of the Holders, (c) increase the number of authorized shares of Preferred Stock, or (d) enter into any agreement with respect to any of the foregoing; and provided, further, that in no event shall the provisions of Section 3, Section 6, Section 7 or this Section 4 be amended or otherwise modified without the consent of each affected Holder.

Section 5. Ranking; Liquidation. The Preferred Stock shall rank (i) senior to all of the Common Stock; (ii) senior to any class or series of capital stock of the Company hereafter created specifically ranking by its terms junior to any Preferred Stock (“Junior Securities”); (iii) on parity with any class or series of capital stock of the Company created specifically ranking by its terms on parity with the Preferred Stock (“Parity Securities”); and (iv) junior to any class or series of capital stock of the Company hereafter created specifically ranking by its terms senior to any Preferred Stock (“Senior Securities”), in each case, as to dividends or distributions of assets upon liquidation, dissolution or winding up of the Company, whether voluntarily or involuntarily. Subject to any superior liquidation rights of the holders of any Senior Securities of the Company and the rights of the Company’s existing and future creditors, upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary (a “Liquidation”), each Holder shall be entitled to be paid out of the assets of the Company legally available for distribution to stockholders, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the Common Stock and Junior Securities and pari passu with any distribution to the holders of Parity Securities, an amount equal to the Preferred Stock Liquidation Amount for each share of Preferred Stock held by such Holder and an amount equal to any dividends declared but unpaid thereon, and thereafter the Holders shall be entitled to receive out of the assets, whether capital or surplus, of the Corporation the same amount that a holder of

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Common Stock would receive if the Preferred Stock were fully converted (disregarding for such purposes any conversion limitations hereunder) to Common Stock which amounts shall be paid pari passu with all holders of Common Stock. The Corporation shall mail written notice of any such Liquidation, not less than 45 days prior to the payment date stated therein, to each Holder.

Section 6. Conversion.

a) Conversions at Option of Holder. Each share of Preferred Stock shall be convertible, at any time and from time to time from and after the Original Issue Date at the option of the Holder thereof, into that number of shares of Common Stock (subject to the limitations set forth in Section 6(d) and Section 6(e)) determined by dividing the Stated Value of such share of Preferred Stock by the Conversion Price. Holders shall effect conversions by providing the Corporation with the form of conversion notice attached hereto as Annex A (a “Notice of Conversion”). Each Notice of Conversion shall specify the number of shares of Preferred Stock to be converted, the number of shares of Preferred Stock owned prior to the conversion at issue, the number of shares of Preferred Stock owned subsequent to the conversion at issue and the date on which such conversion is to be effected, which date may not be prior to the date the applicable Holder delivers by facsimile such Notice of Conversion to the Corporation (such date, the “Conversion Date”). If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion to the Corporation is deemed delivered hereunder. No ink-original Notice of Conversion shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Conversion form be required. The calculations and entries set forth in the Notice of Conversion shall control in the absence of manifest or mathematical error. To effect conversions of shares of Preferred Stock, a Holder shall not be required to surrender the certificate(s) representing the shares of Preferred Stock to the Corporation unless all of the shares of Preferred Stock represented thereby are so converted, in which case such Holder shall deliver the certificate representing such shares of Preferred Stock promptly following the Conversion Date at issue. Shares of Preferred Stock converted into Common Stock or redeemed in accordance with the terms hereof shall be canceled and shall not be reissued.

b) Conversion Price. The conversion price for each share of Preferred Stock is the product of (x) the average of the five (5) consecutive daily VWAPs over the five (5) consecutive Trading Days ending on and including December 1, 2021, multiplied by (y) 80% (i.e. applying a discount of 20%, subject to adjustment herein (the “Conversion Price”); provided, however, that upon each Conversion Price Adjustment, for so long as a Holder still holds any shares of Preferred Stock (including, for the avoidance of doubt, a single share or any fraction of a single share), the Preferred Stock held by such Holder shall subsequently be convertible into the number of Conversion Shares such that the Holder will be entitled to the aggregate number of Conversion Shares based on its initial purchase of Preferred Stock pursuant to the Purchase Agreement convertible at the Conversion Price then in effect following the applicable Conversion Price Adjustment (for purposes of clarity, the total remaining Conversion Shares (“Remaining Conversion Shares”) to be issued following the applicable Conversion Price Adjustment will be equal to the aggregate

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number of Conversion Shares issuable based on the aggregate Preferred Stock purchased by the Holder pursuant to the Purchase Agreement at the adjusted Conversion Price, less all Conversion Shares received by the Holder for conversions of Preferred Stock prior to the applicable Conversion Price Adjustment). Additionally, after each Conversion Price Adjustment, each share of Preferred Stock (or fraction thereof) held by the Holder shall be convertible into the number of Conversion Shares based upon the following formula: (x) Remaining Conversion Shares divided by (y) the number of shares of Preferred Stock (including fractions thereof) still held by Holder.

c) Mechanics of Conversion

i. Delivery of Conversion Shares Upon Conversion. Not later than the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined below) after each Conversion Date (the “Share Delivery Date”), the Corporation shall deliver, or cause to be delivered, to the converting Holder (A) Conversion Shares, which on or after the earlier of (i) the one year anniversary of the Original Issue Date or (ii) the Effective Date shall be free of restrictive legends and trading restrictions (other than those which may then be required by the Purchase Agreement), representing the number of Conversion Shares being acquired upon the conversion of the Preferred Stock, and (B) a bank check in the amount of accrued and unpaid dividends, if any. On or after the earlier of (i) the one year anniversary of the Original Issue Date or (ii) the Effective Date, the Corporation shall use its best efforts to deliver the Conversion Shares required to be delivered by the Corporation under this Section 6 electronically through the Depository Trust Company or another established clearing corporation performing similar functions. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Corporation’s primary Trading Market with respect to the Common Stock as in effect on the date of delivery of the Notice of Conversion. Notwithstanding the foregoing, with respect to any Notice(s) of Conversion delivered by 12:00 p.m. (New York City time) on the Original Issue Date, the Corporation agrees to deliver the Conversion Shares subject to such notice(s) by 4:00 p.m. (New York City time) on the Original Issue Date.

ii. Failure to Deliver Conversion Shares. If, in the case of any Notice of Conversion, such Conversion Shares are not delivered to or as directed by the applicable Holder by the Share Delivery Date, the Holder shall be entitled to elect by written notice to the Corporation at any time on or before its receipt of such Conversion Shares, to rescind such Conversion, in which event the Corporation shall promptly return to the Holder any original Preferred Stock certificate delivered to the Corporation and the Holder shall promptly return to the Corporation the Conversion Shares issued to such Holder pursuant to the rescinded Notice of Conversion.

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iii. Obligation Absolute; Partial Liquidated Damages. The Corporation’s obligation to issue and deliver the Conversion Shares upon conversion of Preferred Stock in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by a Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by such Holder or any other Person of any obligation to the Corporation or any violation or alleged violation of law by such Holder or any other person, and irrespective of any other circumstance which might otherwise limit such obligation of the Corporation to such Holder in connection with the issuance of such Conversion Shares; provided, however, that such delivery shall not operate as a waiver by the Corporation of any such action that the Corporation may have against such Holder. In the event a Holder shall elect to convert any or all of the Stated Value of its Preferred Stock, the Corporation may not refuse conversion based on any claim that such Holder or anyone associated or affiliated with such Holder has been engaged in any violation of law, agreement or for any other reason, unless an injunction from a court, on notice to Holder, restraining and/or enjoining conversion of all or part of the Preferred Stock of such Holder shall have been sought and obtained, and the Corporation posts a surety bond for the benefit of such Holder in the amount of 150% of the Stated Value of Preferred Stock which is subject to the injunction, which bond shall remain in effect until the completion of arbitration/litigation of the underlying dispute and the proceeds of which shall be payable to such Holder to the extent it obtains judgment. In the absence of such injunction, the Corporation shall issue Conversion Shares and, if applicable, cash, upon a properly noticed conversion. If the Corporation fails to deliver to a Holder such Conversion Shares pursuant to Section 6(c)(i) by the Share Delivery Date applicable to such conversion, the Corporation shall pay to such Holder, in cash, as liquidated damages and not as a penalty, for each $1,000 of Stated Value of Preferred Stock being converted, $5 per Trading Day (increasing to $10 per Trading Day on the Third Trading Day and increasing to $20 on the sixth Trading Day after such damages begin to accrue) for each Trading Day after the Share Delivery Date until such Conversion Shares are delivered or Holder rescinds such conversion. Nothing herein shall limit a Holder’s right to pursue actual damages for the Corporation’s failure to deliver Conversion Shares within the period specified herein and such Holder shall have the right to pursue all remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief. The exercise of any such rights shall not prohibit a Holder from seeking to enforce damages pursuant to any other Section hereof or under applicable law.

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iv. Compensation for Buy-In on Failure to Timely Deliver Conversion Shares Upon Conversion. In addition to any other rights available to the Holder, if the Corporation fails for any reason to deliver to a Holder the applicable Conversion Shares by the Share Delivery Date pursuant to Section 6(c)(i), and if after such Share Delivery Date such Holder is required by its brokerage firm to purchase (in an open market transaction or otherwise), or the Holder’s brokerage firm otherwise purchases, shares of Common Stock to deliver in satisfaction of a sale by such Holder of the Conversion Shares which such Holder was entitled to receive upon the conversion relating to such Share Delivery Date (a “Buy-In”), then the Corporation shall (A) pay in cash to such Holder (in addition to any other remedies available to or elected by such Holder) the amount, if any, by which (x) such Holder’s total purchase price (including any brokerage commissions) for the Common Stock so purchased exceeds (y) the product of (1) the aggregate number of shares of Common Stock that such Holder was entitled to receive from the conversion at issue multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was executed (including any brokerage commissions) and (B) at the option of such Holder, either reissue (if surrendered) the shares of Preferred Stock equal to the number of shares of Preferred Stock submitted for conversion (in which case, such conversion shall be deemed rescinded) or deliver to such Holder the number of shares of Common Stock that would have been issued if the Corporation had timely complied with its delivery requirements under Section 6(c)(i). For example, if a Holder purchases shares of Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of shares of Preferred Stock with respect to which the actual sale price of the Conversion Shares (including any brokerage commissions) giving rise to such purchase obligation was a total of $10,000, under clause (A) of the immediately preceding sentence, the Corporation shall be required to pay such Holder $1,000. The Holder shall provide the Corporation written notice indicating the amounts payable to such Holder in respect of the Buy-In and, upon request of the Corporation, evidence of the amount of such loss. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Corporation’s failure to timely deliver Conversion Shares upon conversion of the shares of Preferred Stock as required pursuant to the terms hereof.

v. Reservation of Shares Issuable Upon Conversion. The Corporation covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Common Stock for the sole purpose of issuance upon conversion of the Preferred Stock as herein provided, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holder (and the other holders of the Preferred Stock), not less than such aggregate number of shares of the Common Stock as shall (subject to the terms and conditions set forth in the Purchase Agreement) be issuable (taking into account the adjustments and restrictions of Section 7) upon the conversion of the then outstanding shares of Preferred Stock. The Corporation covenants that all shares of Common Stock that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid and nonassessable and, if the Registration Statement is then effective under the Securities Act, shall be registered for public resale in accordance with such Registration Statement (subject to such Holder’s compliance with its obligations under the Registration Rights Agreement).

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vi. Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the conversion of the Preferred Stock.    As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such conversion, the Corporation shall at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Conversion Price or round up to the next whole share. Notwithstanding anything to the contrary contained herein, but consistent with the provisions of this subsection with respect to fractional Conversion Shares, nothing shall prevent any Holder from converting fractional shares of Preferred Stock.

vii. Transfer Taxes and Expenses. The issuance of Conversion Shares on conversion of this Preferred Stock shall be made without charge to any Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such Conversion Shares, provided that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such Conversion Shares upon conversion in a name other than that of the Holders of such shares of Preferred Stock and the Corporation shall not be required to issue or deliver such Conversion Shares unless or until the Person or Persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid. The Corporation shall pay all Transfer Agent fees required for same-day processing of any Notice of Conversion and all fees to the Depository Trust Company (or another established clearing corporation performing similar functions) required for same-day electronic delivery of the Conversion Shares.

d) Beneficial Ownership Limitation. The Corporation shall not effect any conversion of the Preferred Stock, and a Holder shall not have the right to convert any portion of the Preferred Stock, to the extent that, after giving effect to the conversion set forth on the applicable Notice of Conversion, such Holder (together with such Holder’s Affiliates, and any Persons acting as a group together with such Holder or any of such Holder’s Affiliates (such Persons, “Attribution Parties”)) would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by such Holder and its Affiliates and Attribution Parties shall include the number of shares of Common Stock issuable upon conversion of the Preferred Stock with respect to which such determination is being made, but shall exclude the number of shares of Common Stock which are issuable upon (i) conversion of the remaining, unconverted Stated Value of Preferred Stock beneficially owned by such Holder or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Corporation subject to a limitation on conversion or exercise analogous to the limitation contained herein (including, without limitation, the Preferred Stock) beneficially

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owned by such Holder or any of its Affiliates or Attribution Parties. Except as set forth in the preceding sentence, for purposes of this Section 6(d), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. To the extent that the limitation contained in this Section 6(d) applies, the determination of whether the Preferred Stock is convertible (in relation to other securities owned by such Holder together with any Affiliates and Attribution Parties) and of how many shares of Preferred Stock are convertible shall be in the sole discretion of such Holder, and the submission of a Notice of Conversion shall be deemed to be such Holder’s determination of whether the shares of Preferred Stock may be converted (in relation to other securities owned by such Holder together with any Affiliates and Attribution Parties) and how many shares of the Preferred Stock are convertible, in each case subject to the Beneficial Ownership Limitation. To ensure compliance with this restriction, each Holder will be deemed to represent to the Corporation each time it delivers a Notice of Conversion that such Notice of Conversion has not violated the restrictions set forth in this paragraph and the Corporation shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 6(d), in determining the number of outstanding shares of Common Stock, a Holder may rely on the number of outstanding shares of Common Stock as stated in the most recent of the following: (i) the Corporation’s most recent periodic or annual report filed with the Commission, as the case may be, (ii) a more recent public announcement by the Corporation or (iii) a more recent written notice by the Corporation or the Transfer Agent setting forth the number of shares of Common Stock outstanding. Upon the written or oral request (which may be via email) of a Holder, the Corporation shall within one Trading Day confirm orally and in writing to such Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Corporation, including the Preferred Stock, by such Holder or its Affiliates or Attribution Parties since the date as of which such number of outstanding shares of Common Stock was reported. The “Beneficial Ownership Limitation” shall be 4.99% (or, upon election by a Holder prior to the issuance of any shares of Preferred Stock, 9.99%) of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of Preferred Stock held by the applicable Holder. A Holder, upon notice to the Corporation, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 6(d) applicable to its Preferred Stock provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon conversion of this Preferred Stock held by the Holder and the provisions of this Section 6(d) shall continue to apply. Any such increase in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Corporation and shall only apply to such Holder and no other Holder. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 6(d) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation contained herein or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of Preferred Stock.

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e) Issuance Limitations. Notwithstanding anything herein to the contrary, if the Corporation has not obtained Shareholder Approval, then the Corporation may not issue, upon conversion of the Preferred Stock, a number of shares of Common Stock which, when aggregated with any shares of Common Stock issued on or after the Original Issue Date and prior to such Conversion Date in connection with any conversion of Preferred Stock issued pursuant to the Purchase Agreement, would exceed 7,439,225 shares of Common Stock and the Company’s Class B common stock, taken as a whole (subject to adjustment for forward and reverse stock splits, recapitalizations and the like) (such number of shares, the “Issuable Maximum”). Each Holder shall be entitled to a portion of the Issuable Maximum equal to the quotient obtained by dividing (x) the original Stated Value of such Holder’s Preferred Stock by (y) the aggregate Stated Value of all Preferred Stock issued on the Original Issue Date to all Holders. In addition, each Holder may allocate its pro-rata portion of the Issuable Maximum among Preferred Stock held by it in its sole discretion. Such portion shall be adjusted upward ratably in the event a Holder no longer holds any Preferred Stock and the amount of shares issued to such Holder pursuant to such Holder’s Preferred Stock was less than such Holder’s pro-rata share of the Issuable Maximum. For avoidance of doubt, unless and until any required Shareholder Approval is obtained and effective, warrants issued to any registered broker-dealer as a fee in connection with the Securities issued pursuant to the Purchase Agreement as described in clause (iii) above shall provide that such warrants shall not be allocated any portion of the Issuable Maximum and shall be unexercisable unless and until such Shareholder Approval is obtained and effective.

Section 7. Certain Adjustments.

a) Stock Dividends and Stock Splits. If the Corporation, at any time while this Preferred Stock is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock on shares of Common Stock or any other Common Stock Equivalents (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Corporation upon conversion of, or payment of a dividend on, this Preferred Stock), (ii) subdivides outstanding shares of Common Stock into a larger number of shares, (iii) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (iv) issues, in the event of a reclassification of shares of the Common Stock, any shares of capital stock of the Corporation, then each of the Conversion Price and the Floor Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding any treasury shares of the Corporation) outstanding immediately before such event, and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to this Section 7(a) shall become effective immediately after the record date for the determination of

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stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

b) Adjustments following Business Combination. The Conversion Price shall be downwardly adjusted (each, a “Conversion Price Adjustment”) to the greater of: (i) the product of (x) the average of the ten (10) consecutive daily VWAPs over the ten (10) consecutive Trading Days commencing on, and including, the first Trading Day following the Closing Date (provided, that in the event that a stock split, stock combination, reclassification, payment of stock dividend, recapitalization or other similar transaction of such character that the shares of Common Stock shall be changed into or become exchangeable for a larger or smaller number of shares (a “Stock Event”) is effected during such period, the VWAPs for all Trading Days during such period prior to the effectiveness of such Stock Event shall be appropriately adjusted to reflect such Stock Event) and (y) 60% (i.e., applying a discount of 40%); and (ii) the Floor Price. Such adjustment shall be effective, automatically and without further action of the Company or any Holder, at the end of the Trading Day on the last of the ten (10) consecutive trading days referred to in clause (i)(x) of the immediately preceding sentence. In addition, in the event that the notice of effectiveness in connection with the initial registration statement required to be filed pursuant to the Registration Rights Agreement is for less than all of the Conversion Shares, the Conversion Price shall be downwardly adjusted (each of which shall also constitute a Conversion Price Adjustment) upon (A) the effective date of any additional registration statements required to be filed pursuant to the Registration Rights Agreement and (B) the Rule 144 Date to the greater of: (i) the product of (x) the average of the ten (10) consecutive daily VWAPs over the ten (10) consecutive Trading Days commencing on, and including, the first Trading Day following the effective date of such additional registration statement or the Rule 144 Date, as applicable (provided, that in the event that a Stock Event is effected during such period, the VWAPs for all Trading Days during such period prior to the effectiveness of such Stock Event shall be appropriately adjusted to reflect such Stock Event), and (y) 60% (i.e., applying a discount of 40%); and (ii) the Floor Price. Such adjustment shall be effective, automatically and without further action of the Company or any Holder, at the end of the Trading Day on the last of the ten (10) consecutive trading days referred to in clause (i)(x) of the immediately preceding sentence. In no event shall any adjustment made pursuant to this Section 7(b) result in an increase to the Conversion Price or a decrease to the number of Conversion Shares.

c) Subsequent Rights Offerings. In addition to any adjustments pursuant to Section 7(a) above, if at any time the Corporation grants, issues or sells any Common Stock Equivalents or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of shares of Common Stock (the “Purchase Rights”), then the Holder of will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Common Stock acquirable upon complete conversion of such Holder’s Preferred Stock (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date on

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which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Purchase Right to such extent (or beneficial ownership of such shares of Common Stock as a result of such Purchase Right to such extent) and such Purchase Right to such extent shall be held in abeyance for the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation).

d) Pro Rata Distributions. During such time as this Preferred Stock is outstanding, if the Corporation declares or makes any dividend or other distribution of its assets (or rights to acquire its assets) to holders of shares of Common Stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), at any time after the issuance of this Preferred Stock, then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of shares of Common Stock acquirable upon complete conversion of this Preferred Stock (without regard to any limitations on conversion hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date of which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the participation in such Distribution (provided, however, to the extent that the Holder’s right to participate in any such Distribution would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Distribution to such extent (or in the beneficial ownership of any shares of Common Stock as a result of such Distribution to such extent) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation).

e) Fundamental Transaction. If, at any time while this Preferred Stock is outstanding, (i) the Corporation, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Corporation with or into another Person, (ii) the Corporation, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Corporation or another Person) is completed pursuant to which holders of Common Stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Stock, (iv) the Corporation, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Stock or any compulsory share exchange pursuant to which the Common Stock

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is effectively converted into or exchanged for other securities, cash or property, or (v) the Corporation, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination) (each a “Fundamental Transaction”), then, upon any subsequent conversion of this Preferred Stock, the Holder shall have the right to receive, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction (without regard to any limitation in Section 6(d) and Section 6(e) on the conversion of this Preferred Stock), the number of shares of Common Stock of the successor or acquiring corporation or of the Corporation, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of shares of Common Stock for which this Preferred Stock is convertible immediately prior to such Fundamental Transaction (without regard to any limitation in Section 6(d) and Section 6(e) on the conversion of this Preferred Stock). For purposes of any such conversion, the determination of the Conversion Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Corporation shall apportion the Conversion Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any conversion of this Preferred Stock following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Corporation or surviving entity in such Fundamental Transaction shall file a new Certificate of Designation with the same terms and conditions and issue to the Holders new preferred stock consistent with the foregoing provisions and evidencing the Holders’ right to convert such preferred stock into Alternate Consideration. The Corporation shall cause any successor entity in a Fundamental Transaction in which the Corporation is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Corporation under this Certificate of Designation and the other Transaction Documents (as defined in the Purchase Agreement) in accordance with the provisions of this Section 7(e) pursuant to written agreements in form and substance reasonably satisfactory to the Holder and approved by the Holder (without unreasonable delay) prior to such Fundamental Transaction and shall, at the option of the holder of this Preferred Stock, deliver to the Holder in exchange for this Preferred Stock a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Preferred Stock which is convertible for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the shares of Common Stock acquirable and receivable upon conversion of this Preferred Stock (without regard to any limitations on the conversion of this Preferred Stock) prior to such

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Fundamental Transaction, and with a conversion price which applies the conversion price hereunder to such shares of capital stock (but taking into account the relative value of the shares of Common Stock pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such conversion price being for the purpose of protecting the economic value of this Preferred Stock immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Holder. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Certificate of Designation and the other Transaction Documents referring to the “Corporation” shall refer instead to the Successor Entity), and may exercise every right and power of the Corporation and shall assume all of the obligations of the Corporation under this Certificate of Designation and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Corporation herein.

f) Calculations. All calculations under this Section 7 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 7, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding any treasury shares of the Corporation) issued and outstanding.

g) Notice to the Holders.

i. Adjustment to Conversion Price. Whenever the Conversion Price is adjusted pursuant to any provision of this Section 7, the Corporation shall promptly deliver to each Holder a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

ii. Notice to Allow Conversion by Holder. If (A) the Corporation shall declare a dividend (or any other distribution in whatever form) on the Common Stock, (B) the Corporation shall declare a special nonrecurring cash dividend on or a redemption of the Common Stock, (C) the Corporation shall authorize the granting to all holders of the Common Stock of rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any stockholders of the Corporation shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Corporation is a party, any sale or transfer of all or substantially all of the assets of the Corporation, or any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property or (E) the Corporation shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation, then, in each case, the Corporation shall cause to be filed at each office or agency maintained for the purpose of conversion of this Preferred Stock, and shall cause to be delivered to each Holder at its last address as it shall appear upon the stock books of the Corporation, at least twenty (20) calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend,

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distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange, provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. To the extent that any notice provided hereunder constitutes, or contains, material, non-public information regarding the Corporation or any of the Subsidiaries, the Corporation shall simultaneously file such notice with the Commission pursuant to a Current Report on Form 8-K. For the avoidance of doubt, and without limiting the conversion rights of any Holder, each Holder shall remain entitled to convert the Conversion Amount of this Preferred Stock (or any part hereof) during the at least 20-day period commencing on the date of such notice through the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

Section 8. Miscellaneous.

a) Notices. Any and all notices or other communications or deliveries to be provided by the Holders hereunder including, without limitation, any Notice of Conversion, shall be in writing and delivered personally, by e-mail, or sent by a nationally recognized overnight courier service, addressed to the Corporation, at the address set forth above Attention: _________________, e-mail address _________ or such other e-mail address or address as the Corporation may specify for such purposes by notice to the Holders delivered in accordance with this Section 11. Any and all notices or other communications or deliveries to be provided by the Corporation hereunder shall be in writing and delivered personally, by facsimile, or sent by a nationally recognized overnight courier service addressed to each Holder at the facsimile number or address of such Holder appearing on the books of the Corporation, or if no such facsimile number or address appears on the books of the Corporation, at the principal place of business of such Holder, as set forth in the Purchase Agreement. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth in this Section prior to 5:30 p.m. (New York City time) on any date, (ii) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth in this Section on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (iii) the second Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given.

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b) Absolute Obligation. Except as expressly provided herein, no provision of this Certificate of Designation shall alter or impair the obligation of the Corporation, which is absolute and unconditional, to pay liquidated damages and accrued dividends, as applicable, on the shares of Preferred Stock at the time, place, and rate, and in the coin or currency, herein prescribed.

c) Lost or Mutilated Preferred Stock Certificate. If a Holder’s Preferred Stock certificate shall be mutilated, lost, stolen or destroyed, the Corporation shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the shares of Preferred Stock so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership hereof reasonably satisfactory to the Corporation.

d) Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Certificate of Designation shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without regard to the principles of conflict of laws thereof. All legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated by this Certificate of Designation (whether brought against a party hereto or its respective Affiliates, directors, officers, shareholders, employees or agents) shall be commenced in the state and federal courts sitting in the City of Wilmington, Delaware, County of New Castle (the “Delaware Courts”). The Corporation and each Holder hereby irrevocably submits to the exclusive jurisdiction of the Delaware Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such Delaware Courts, or such Delaware Courts are improper or inconvenient venue for such proceeding. The Corporation and each Holder hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Certificate of Designation and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by applicable law. The Corporation and each Holder hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Certificate of Designation or the transactions contemplated hereby. If the Corporation or any Holder shall commence an action or proceeding to enforce any provisions of this Certificate of Designation, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys’ fees and other costs and expenses incurred in the investigation, preparation and prosecution of such action or proceeding.

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e) Waiver. Any waiver by the Corporation or a Holder of a breach of any provision of this Certificate of Designation shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designation or a waiver by any other Holders. The failure of the Corporation or a Holder to insist upon strict adherence to any term of this Certificate of Designation on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designation on any other occasion. Any waiver by the Corporation or a Holder must be in writing.

f) Severability. If any provision of this Certificate of Designation is invalid, illegal or unenforceable, the balance of this Certificate of Designation shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law.

g) Next Business Day. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

h) Headings. The headings contained herein are for convenience only, do not constitute a part of this Certificate of Designation and shall not be deemed to limit or affect any of the provisions hereof.

i) Status of Converted or Redeemed Preferred Stock. Shares of Preferred Stock may only be issued pursuant to the Purchase Agreement. If any shares of Preferred Stock shall be converted, redeemed or reacquired by the Corporation, such shares shall resume the status of authorized but unissued shares of preferred stock and shall no longer be designated as Series A Convertible Preferred Stock.

*********************

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RESOLVED, FURTHER, that the Chairman, the president or any vice-president, and the secretary or any assistant secretary, of the Corporation be and they hereby are authorized and directed to prepare and file this Certificate of Designation of Preferences, Rights and Limitations in accordance with the foregoing resolution and the provisions of Delaware law.

IN WITNESS WHEREOF, the undersigned have executed this Certificate this ___ day of _________, 2022.

Name: Title:	Name: Title:

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ANNEX A

NOTICE OF CONVERSION

(TO BE EXECUTED BY THE REGISTERED HOLDER IN ORDER TO CONVERT SHARES

OF PREFERRED STOCK)

The undersigned hereby elects to convert the number of shares of Series A Convertible Preferred Stock indicated below into shares of common stock, par value $0.0001 per share (the “Common Stock”), of Trump Media & Technology Group Corp., a Delaware corporation (the “Corporation”), according to the conditions hereof, as of the date written below. If shares of Common Stock are to be issued in the name of a Person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto and is delivering herewith such certificates and opinions as may be required by the Corporation in accordance with the Purchase Agreement. No fee will be charged to the Holders for any conversion, except for any such transfer taxes.

Conversion calculations:

Date to Effect Conversion: ___________________________________________________________

Number of shares of Preferred Stock owned prior to Conversion: _____________________________

Number of shares of Preferred Stock to be Converted: ______________________________________

Stated Value of shares of Preferred Stock to be Converted: __________________________________

Number of shares of Common Stock to be Issued: _________________________________________

Applicable Conversion Price:__________________________________________________________

Number of shares of Preferred Stock subsequent to Conversion: ______________________________

Address for Delivery: ______________________ or DWAC Instructions: Broker no: _________ Account no: ___________

[HOLDER] By:___________________________________ Name: Title:

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Exhibit 10.1

EXECUTION VERSION

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is dated as of December 4, 2021, between Digital World Acquisition Corp., a Delaware corporation (the “Company”), and each purchaser identified on the signature pages hereto (each, including its successors and assigns, a “Purchaser” and collectively, the “Purchasers”).

WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to Section 4(a)(2) of the Securities Act (as defined below), and Rule 506 promulgated thereunder, the Company desires to issue and sell to each Purchaser, and each Purchaser, severally and not jointly, desires to purchase from the Company, securities of the Company as more fully described in this Agreement.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and each Purchaser agree as follows:

ARTICLE I.

DEFINITIONS

1.1 Definitions. In addition to the terms defined elsewhere in this Agreement: (a) capitalized terms that are not otherwise defined herein have the meanings given to such terms in the Certificate of Designation (as defined herein), and (b) the following terms have the meanings set forth in this Section 1.1:

“Acquiring Person” shall have the meaning ascribed to such term in Section 4.7.

“Action” shall have the meaning ascribed to such term in Section 3.1(j).

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.

“Board of Directors” means the board of directors of the Company.

“Business Combination” means the transactions contemplated by the Merger Agreement.

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York are generally are open for use by customers on such day.

“Certificate of Designation” means the Certificate of Designation to be filed prior to the Closing by the Company with the Secretary of State of Delaware, in the form of Exhibit A attached hereto.

“Closing” means the closing of the purchase and sale of the Securities pursuant to Section 2.1.

“Closing Date” means the Trading Day on which all of the Transaction Documents have been executed and delivered by the applicable parties thereto, and all conditions precedent to (i) the Purchasers’ obligations to pay the Subscription Amount and (ii) the Company’s obligations to deliver the Securities, in each case, have been satisfied or waived.

“Closing Statement” means the Closing Statement in the form on Annex A attached hereto.

“Commission” means the United States Securities and Exchange Commission.

“Common Stock” means the Class A common stock of the Company, par value $0.0001 per share, and any other class of securities into which such securities may hereafter be reclassified or changed.

“Common Stock Equivalents” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

“Company Counsel” means Ellenoff Grossman & Schole LLP, with offices located at 1345 Avenue of the Americas, New York, NY 10105.

“Conversion Price” shall have the meaning ascribed to such term in the Certificate of Designation.

“Conversion Shares” means the shares of Common Stock issued and issuable upon conversion of the Preferred Stock in accordance with the terms of the Certificate of Designation.

“Disclosure Schedules” shall have the meaning ascribed to such term in Section 3.1.

“Disclosure Time” means, (i) if this Agreement is signed on a day that is not a Trading Day or after 9:00 a.m. (New York City time) and before midnight (New York City time) on any Trading Day, 9:01 a.m. (New York City time) on the Trading Day immediately following the date hereof, unless otherwise instructed as to an earlier time by the Placement Agent, and (ii) if this Agreement is signed between midnight (New York City time) and 9:00 a.m. (New York City time) on any Trading Day, no later than 9:01 a.m. (New York City time) on the date hereof, unless otherwise instructed as to an earlier time by the Placement Agent.

“Effective Date” means the earlier of the date that (a) the initial Registration Statement has been declared effective by the Commission, (b) all of the Conversion Shares have been sold pursuant to Rule 144 or may be sold pursuant to Rule 144 without the requirement for the Company to be in compliance without volume or manner-of-sale restrictions, (c) following the one year anniversary of the Closing Date provided that a holder of Conversion Shares is not an Affiliate of the Company, or (d) all of the Conversion Shares may be sold pursuant to an exemption from registration under Section 4(a)(1) of the Securities Act without volume or manner-of-sale restrictions and Company Counsel has delivered to such holders a standing written unqualified opinion that resales may then be made by such holders of the Conversion Shares pursuant to such exemption which opinion shall be in form and substance reasonably acceptable to such holders.

“Escrow Agent” means Signature Bank, a New York State chartered bank, with offices at 261 Madison Avenue, New York, New York 10016, or any other escrow agent that is mutually acceptable to the Placement Agent and the Company.

“Escrow Agreement” means the escrow agreement entered into prior to the date hereof, by and among the Company, the Escrow Agent and the Placement Agent pursuant to which the Purchasers shall deposit Subscription Amounts with the Escrow Agent to be applied to the transactions contemplated hereunder.

“Evaluation Date” shall have the meaning ascribed to such term in Section 3.1(s).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exempt Issuance” means the issuance of (a) shares of Common Stock or options to employees, officers or directors of the Company pursuant to any stock or option plan duly adopted for such purpose, by a majority of the non-employee members of the Board of Directors or a majority of the members of a committee of non-employee directors established for such purpose for services rendered to the Company, (b) securities upon the exercise or exchange of or conversion of any Securities issued hereunder and/or other securities exercisable or exchangeable for or convertible into shares of Common Stock issued and outstanding on the date hereof, provided that such securities have not been amended since the date hereof to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities (other than in connection with stock splits or combinations) or to extend the term of such securities, (c) securities issued pursuant to acquisitions or strategic transactions approved by a majority of the disinterested directors of the Company, provided that such securities are issued as “restricted securities” (as defined in Rule 144) and carry no registration rights that require or permit the filing of any registration statement in connection therewith during the prohibition period in Section 4.13(a) herein, and provided that any such issuance shall only be to a Person (or to the equityholders of a Person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities, (d) shares of Common Stock and warrants to purchase shares of Common Stock issued in the amounts, and as otherwise expressly set forth in, the Waiver Letter, subject to the restrictions imposed by the Waiver Letter and the Insider Letter, and (d) any Common Stock Equivalents set forth in Schedule 3.1(g).

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.

“GAAP” shall have the meaning ascribed to such term in Section 3.1(h).

“Indebtedness” shall have the meaning ascribed to such term in Section 3.1(bb).

“Insider Letter” means that certain Letter Agreement, dated September 2, 2021, by and among the Company, its officers and directors, EF Hutton, a division of Benchmark Investments, Inc., and the Sponsor.

“Intellectual Property Rights” shall have the meaning ascribed to such term in Section 3.1(o).

“Legend Removal Date” shall have the meaning ascribed to such term in Section 4.1(c).

“Liens” means a lien, charge, pledge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.

“Loeb” means Loeb & Loeb LLP, with offices located at 345 Park Avenue, New York, New York 10154.

“Management Presentation” means the PowerPoint presentation dated November 2021 detailing the transactions contemplated by the Merger Agreement.

“Material Adverse Effect” means (i) a material adverse effect on the legality, validity or enforceability of any Transaction Document, (ii) a material adverse effect on the results of operations, assets, business, prospects or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole, or (iii) a material adverse effect on the Company’s ability to perform in any material respect on a timely basis its obligations under any Transaction Document.

“Material Permits” shall have the meaning ascribed to such term in Section 3.1(n).

“Maximum Rate” shall have the meaning ascribed to such term in Section 5.17.

“Merger Agreement” means that certain Agreement and Plan of Merger, dated October 20, 2021, and as may be amended from time to time, by and among the Company, DWAC Merger Subsidiary Inc., a Delaware corporation and newly formed wholly-owned subsidiary of the Company, Trump Media & Technology Group Corp., a Delaware corporation (“TMTG”), and the other parties named therein.

“Organizational Documents” means, with respect to any Person that is an entity, its certificate of incorporation or formation, bylaws, operating agreement, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Placement Agent” means EF Hutton, division of Benchmark Investments, LLC.

“Preferred Stock” means the 1,000,000 shares of the Company’s Series A Convertible Preferred Stock issued hereunder having the rights, preferences and privileges set forth in the Certificate of Designation, in the form of Exhibit A hereto.

“Proceeding” means an action, claim, suit, investigation or proceeding, whether commenced or threatened.

“Public Information Failure” shall have the meaning ascribed to such term in Section 4.3(b).

“Public Information Failure Payments” shall have the meaning ascribed to such term in Section 4.3(b).

“Purchaser Party” shall have the meaning ascribed to such term in Section 4.10.

“Redemption” means the possible redemption by the stockholders of the Company of any Common Stock or Common Stock Equivalents, as contemplated in the Company’s prospectus in connection with Company’s initial public offering.

“Registration Rights Agreement” means the Registration Rights Agreement, dated on or about the date hereof, among the Company and the Purchasers, in the form of Exhibit B attached hereto.

“Registration Statement” means a registration statement meeting the requirements set forth in the Registration Rights Agreement and covering the resale of the Conversion Shares by each Purchaser as provided for in the Registration Rights Agreement.

“Required Approvals” shall have the meaning ascribed to such term in Section 3.1(e).

“Required Minimum” means, as of any date, the maximum aggregate number of shares of Common Stock then issued or potentially issuable in the future pursuant to the Transaction Documents, including any Conversion Shares issuable upon conversion in full of all shares of Preferred Stock (assuming on such date the shares of Preferred Stock are converted in full based upon the Floor Price (as defined in the Certificate of Designation)), ignoring any conversion limits set forth therein, and assuming that any previously unconverted shares of Preferred Stock are held until the third anniversary of the Closing Date.

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

“Rule 424” means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

“SEC Reports” shall have the meaning ascribed to such term in Section 3.1(h).

“Securities” means the Preferred Stock and the Conversion Shares.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shareholder Approval” means: (i) such approval as may be required by the applicable rules and regulations of the Nasdaq Stock Market (or any successor entity) from the shareholders of the Company with respect to the transactions contemplated by the Transaction Documents, including the issuance of all of the Conversion Shares in excess of 19.99% of the issued and outstanding Common Stock on the Closing Date, and (ii) such approval as may be required to ensure the Company has sufficient authorized capital stock to issue the Securities pursuant to this Agreement and the Certificate of Designation.

“Short Sales” means all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act (but shall not be deemed to include locating and/or borrowing shares of Common Stock).

“Sponsor” means ARC Global Investments II LLC.

“Stated Value” means $1,000 per share of Preferred Stock.

“Subscription Amount” shall mean, as to each Purchaser, the aggregate amount to be paid for the Preferred Stock purchased hereunder as specified below such Purchaser’s name on the signature page of this Agreement and next to the heading “Subscription Amount,” in United States dollars and in immediately available funds.

“Subsidiary” means any subsidiary of the Company as set forth on Schedule 3.1(a) and shall, where applicable, also include any direct or indirect subsidiary of the Company formed or acquired after the date hereof.

“Trading Day” means a day on which the principal Trading Market is open for trading.

“Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, OTCQB or OTCQX (or any successors to any of the foregoing).

“Transaction Documents” means this Agreement, the Certificate of Designation, the Registration Rights Agreement, the Escrow Agreement, and all exhibits and schedules thereto.

“Transfer Agent” means Continental Stock Transfer & Trust Company, the current transfer agent of the Company, and any successor transfer agent of the Company.

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on a Trading Market, the daily volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the Trading Market on which the Common Stock is then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the Common Stock for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Common Stock is not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Common Stock are then reported on the Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Stock so reported, or (d) in all other cases, the fair market value of a share of Common Stock as determined by an independent appraiser selected in good faith by the Purchasers of a majority in interest of the Securities then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

“Waiver Letter” means that certain waiver letter, dated December 4, 2021, entered into by the Sponsor and the other “Initial Stockholders” named therein in favor of the Company, TMTG and the Purchasers, whereby the Sponsor and such other Initial Stockholders.

ARTICLE II.

PURCHASE AND SALE

2.1 Closing. On the Closing Date, upon the terms and subject to the conditions set forth herein, substantially concurrent with the execution and delivery of this Agreement by the parties hereto, the Company agrees to sell, and the Purchasers, severally and not jointly, agree to purchase, an aggregate of $1,000,000,000 of shares of Preferred Stock with an aggregate Stated Value for each Purchaser equal to such Purchaser’s Subscription Amount as set forth on the signature page hereto executed by such Purchaser. The aggregate number of shares of Preferred Stock sold hereunder shall be 1,000,000. The Company shall provide written notice (which may be via email) to each Purchaser (the “Closing Notice”) that the Company reasonably expects the Closing to occur (and the conditions thereto to be satisfied) on a date specified in the notice (the “Scheduled Closing Date”) not less than five (5) business days after the date of the Closing Notice, which Closing Notice shall contain the Company’s wire instructions for the Escrow Account. The failure of the Closing to occur on the Scheduled Closing Date shall not terminate this Agreement or otherwise relieve any party of any of its obligations hereunder. Provided that the Closing Notice is timely delivered in accordance with the foregoing, no later than two (2) business days prior to Closing, each Purchaser shall deliver to the Escrow Agent, via wire transfer or a certified check, immediately available funds equal to such Purchaser’s Subscription Amount. At the Closing, the Company shall deliver to each Purchaser its respective shares of Preferred Stock as determined pursuant to Section 2.2(a), and the Company and each Purchaser shall deliver the other items set forth in Section 2.2 deliverable at the Closing. Upon satisfaction of the covenants and conditions set forth in Sections 2.2 and 2.3, the Closing shall occur at the offices of Loeb or such other location as the parties shall mutually agree and the Placement Agent shall deliver to the Escrow Agent the Form of Escrow Release Notice (as defined in the Escrow Agreement), duly executed, which shall cause the release of the funds in the Escrow Account to the Company, less the amount stated in the Registration Rights Agreement to be held in escrow for the benefit of the Purchasers towards the payment of future liquidated damages until the earlier of (a) the date that the Registration Statement(s) has been declared effective by the Commission registering all of the Conversion Shares (assuming for such purposes the Conversion Price equals the Floor Price (as defined in the Certificate of Designation), (b) all of the Conversion Shares have been sold pursuant to Rule 144 or may be sold pursuant to Rule 144 without the requirement for the Company to be in compliance without volume or manner-of-sale restrictions, (c) the first date following the one-year anniversary of the Closing Date on which no holder of Conversion Shares or shares of Preferred Stock is an Affiliate of the Company. If this Agreement is terminated prior to the Closing and any funds have already been sent by any Purchaser to the Escrow Account, or the Closing Date does not occur within five (5) business days after the Scheduled Closing Date specified in the Closing Notice, the Company shall or shall cause the Escrow Agent to promptly (but not later than seven (7) business days after the Scheduled Closing Date specified in the Closing Notice), return the funds delivered by any Purchaser for payment of such Purchaser’s Subscription Amount by wire transfer in immediately available funds to the account specified in writing by such Purchaser (provided, that the failure of the Closing Date to occur within such seven (7) business day period and the return of the relevant funds shall not relieve such Purchaser from its obligations under this Agreement for a subsequently rescheduled Closing Date determined by the Company in good faith and indicated to such Purchaser in a timely delivered subsequent Closing Notice).

2.2 Deliveries.

(a) On or prior to the Closing Date, the Company shall deliver or cause to be delivered to each Purchaser the following:

(i) this Agreement duly executed by the Company;

(ii) a legal opinion of Company Counsel, substantially in the form of Exhibit C attached hereto;

(iii) a certificate evidencing a number of shares of Preferred Stock equal to such Purchaser’s Subscription Amount divided by the Stated Value, registered in the name of such Purchaser and evidence of the filing and acceptance of the Certificate of Designation from the Secretary of State of Delaware; and

(iv) the Registration Rights Agreement duly executed by the Company.

(b) On or prior to the Closing Date, each Purchaser shall deliver or cause to be delivered to the Company or the Escrow Agent, as applicable, the following:

(i) this Agreement duly executed by such Purchaser; and

(ii) the Registration Rights Agreement duly executed by such Purchaser.

2.3 Closing Conditions.

(a) The obligations of the Company hereunder in connection with the Closing are subject to the following conditions being met:

(i) the closing of the Business Combination;

(ii) all conditions precedent to the closing of the Business Combination set forth in the Merger Agreement, including, without limitation, the approval of the Company’s stockholders, shall have been satisfied (as determined by the parties to the Merger Agreement, and other than those conditions which, by their nature, are to be satisfied at the closing of the Business Combination) or waived in writing by the party entitled to the benefit thereof under the Merger Agreement, and the closing of the Business Combination shall be scheduled to occur concurrently with the Closing;

(iii) the initial Registration Statement shall have been declared effective by the Commission;

(iv) the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) on the Closing Date of the representations and warranties of the Purchasers contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(v) all obligations, covenants and agreements of each Purchaser required to be performed at or prior to the Closing Date shall have been performed;

(vi) Shareholder Approval; and

(vii) the delivery by each Purchaser of the items set forth in Section 2.2(b) of this Agreement.

(b) The respective obligations of the Purchasers hereunder in connection with the Closing are subject to the following conditions being met:

(i) the closing of the Business Combination;

(ii) all conditions precedent to the closing of the Business Combination set forth in the Merger Agreement, including, without limitation, the approval of the Company’s stockholders, shall have been satisfied (as determined by the parties to the Merger Agreement, and other than those conditions which, by their nature, are to be satisfied at the closing of the Business Combination) or waived in writing by the party entitled to the benefit thereof under the Merger Agreement, and the closing of the Business Combination shall be scheduled to occur concurrently with the Closing;

(iii) the initial Registration Statement shall have been declared effective by the Commission;

(iv) the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) when made and on the Closing Date of the representations and warranties of the Company contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(v) all obligations, covenants and agreements of the Company required to be performed at or prior to the Closing Date shall have been performed;

(vi) the delivery by the Company of the items set forth in Section 2.2(a) of this Agreement;

(iii) the Merger Agreement shall not have been amended or modified, nor shall any provisions thereunder have been waived, in any case, in a manner that would reasonably be expected to materially and adversely affect the economic benefits that any Purchaser (in its capacity as such) would reasonably expect to receive under this Agreement or the liabilities that such Purchaser would reasonably expect to incur under this Agreement without the written consent of such Purchaser (which, subject to the conditions of this clause (iii) shall not be unreasonably withheld);

(vii) there shall have been no Material Adverse Effect with respect to the Company since the date hereof; and

(viii) from the date hereof to the Closing Date, trading in the Common Stock shall not have been continuously halted or suspended by the Commission or the Company’s principal Trading Market for more than 11.25 consecutive hours over any two consecutive Trading Days and, at any time prior to the Closing Date, trading in securities generally as reported by Bloomberg L.P. shall not have been continuously suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by such service, or on any Trading Market, for more than 11.25 consecutive hours over any two consecutive Trading Days nor shall a banking moratorium have been declared either by the United States or New York State authorities nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity of such magnitude in its effect on, or any material adverse change in, any financial market which, in each case, in the reasonable judgment of such Purchaser, makes it impracticable or inadvisable to purchase the Securities at the Closing.

(ix) Sponsor shall have amended its obligations under the Insider Letter with respect to any shares of Common Stock subject to the Waiver Letter, to provide that: (A) the Lock-Up Period (as such term is defined in the Insider Letter) shall in no event end prior to the date that is 30 days after the earlier of: (y) a registration statement or registration statements (including a Registration Statement) covering the resale of all Conversion Shares is declared effective under the Securities Act, and (z) the Rule 144 Date (as defined in the Certificate of Designation); and (B) any waiver or release of any of the restrictions imposed by the Insider Letter or reduction of the Lock-Up Period shall be subject to the prior written consent of Purchasers then-holding a majority-in-interest of the Securities then outstanding.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company. Except as set forth in (i) the Disclosure Schedules, which Disclosure Schedules shall be deemed a part hereof and shall qualify any representation or otherwise made herein to the extent of the disclosure contained in the corresponding section of the Disclosure Schedules, the Company hereby makes the following representations and warranties to each Purchaser as of the date of this Agreement and as of the Closing Date (or, if such representations and warranties are made with respect to a specified date, as of such date):

(a) Subsidiaries. All of the direct and indirect subsidiaries of the Company are set forth on Schedule 3.1(a). The Company owns, directly or indirectly, all of the capital stock or other equity interests of each Subsidiary free and clear of any Liens, and all of the issued and outstanding shares of capital stock of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities. If the Company has no subsidiaries, all other references to the Subsidiaries or any of them in the Transaction Documents shall be disregarded.

(b) Organization and Qualification. The Company and each of the Subsidiaries is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, with the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted. Neither the Company nor any Subsidiary is in violation nor default of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents in any material respect. Each of the Company and the Subsidiaries is duly qualified to conduct business and is in good standing in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing can be cured without material cost or expense.

(c) Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and each of the other Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and each of the other Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, the Board of Directors or the Company’s stockholders in connection herewith or therewith other than in connection with the Required Approvals. This Agreement and each other Transaction Document to which it is a party has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Company enforceable against, as applicable, the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(d) No Conflicts. Except as otherwise described in Schedule 3.1(d), the execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party, the issuance and sale of the Securities and the consummation by it of the transactions contemplated hereby and thereby do not and will not (i) conflict with or violate any provision of the Company’s or any Subsidiary’s Organizational Documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, anti-dilution or similar adjustments, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of each of clauses (i), (ii) and (iii), such as could not have or reasonably be expected to result in a Material Adverse Effect.

(e) Filings, Consents and Approvals. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than: (i) the filings as contemplated by this Agreement, (ii) the filings required to be made with the Commission pursuant to the Registration Rights Agreement, (iii) the notice and/or application(s), if any, to each applicable Trading Market for the issuance and sale of the Securities and the listing of the Conversion Shares for trading thereon in the time and manner required thereby, (iv) the filing with the Commission of a Form D and a Registration Statement on Form S-4 to be filed in connection with the Business Combination, and such filings as are required to be made under applicable requirements, if any, of the Exchange Act or applicable state securities laws, and (v) Shareholder Approval (collectively, the “Required Approvals”).

(f) Issuance of the Securities. The Securities are duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company other than restrictions on transfer provided for in the Transaction Documents. The Conversion Shares, when issued in accordance with the terms of the Transaction Documents, will be validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company other than restrictions on transfer provided for in the Transaction Documents. The Company will include a shareholder proposal in the proxy statement/prospectus included in its Registration Statement on Form S-4 to be filed in connection with the Business Combination to approve an increase in authorized capital stock such that, immediately prior to Closing, it will have reserved from its duly authorized capital stock a number of shares of Common Stock for issuance of the Conversion Shares at least equal to the Required Minimum on the date hereof.

(g) Capitalization. The issued and outstanding capital stock of the Company as of the date hereof is as set forth on Schedule 3.1(g), which Schedule 3.1(g) shall also include the number of shares of Common Stock owned beneficially, and of record, by Affiliates of the Company as of the date hereof. The Company has not issued any capital stock since its most recently filed periodic report under the Exchange Act, other than pursuant to the exercise of employee stock options under the Company’s stock option plans, the issuance of shares of Common Stock to employees pursuant to the Company’s employee stock purchase plans and pursuant to the conversion and/or exercise of Common Stock Equivalents outstanding as of the date of the most recently filed periodic report under the Exchange Act. No Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents. Except as a result of the purchase and sale of the Securities pursuant to this Agreement or as set forth on Schedule 3.1(g), there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any shares of Common Stock or the capital stock of any Subsidiary, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional shares of Common Stock or Common Stock Equivalents or capital stock of any Subsidiary. Other than as expressly set forth in the Merger Agreement, as set forth in this Agreement, or on Schedule 3.1(g), the issuance and sale of the Securities will not obligate the Company or any Subsidiary to issue shares of Common Stock or other securities to any Person (other than the Purchasers). Other than as set forth on Schedule 3.1(g), there are no outstanding securities or instruments of the Company or any Subsidiary with any provision that adjusts the exercise, conversion, exchange or reset price of such security or instrument upon an issuance of securities by the Company or any Subsidiary. Other than the Redemption, as expressly set forth in the Merger Agreement, or on Schedule 3.1(g), there are no outstanding securities or instruments of the Company or any Subsidiary that contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to redeem a security of the Company or such Subsidiary. The Company does not have any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement. All of the outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid and nonassessable, and have been issued in compliance with all federal and state securities laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. Except as set forth in Schedule 3.1(g), here are no stockholders agreements, voting agreements or other similar agreements with respect to the Company’s capital stock to which the Company is a party or, to the knowledge of the Company, between or among any of the Company’s stockholders. The Company has not entered into any side letter or similar agreement with any Purchaser or any other investor in connection with such Purchaser’s or investor’s direct or indirect investment in the Company.

(h) SEC Reports; Financial Statements. The Company, since its initial public offering, has filed all reports, schedules, registration statements, proxy statements, forms, statements and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof (or such shorter period as the Company was required by law or regulation to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. As of their respective dates, to the best of the Company’s knowledge, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable. As of their respective dates, none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company is an issuer subject to Rule 144(i) under the Securities Act. To the best of the Company’s knowledge, the financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

(i) Material Changes; Undisclosed Events, Liabilities or Developments. Since the date of the latest financial statements included within the SEC Reports, except as set forth on Schedule 3.1(i), (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to GAAP or disclosed in filings made with the Commission, (iii) the Company has not altered its method of accounting, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock, and (v) the Company has not issued any equity securities to any officer, director or Affiliate, except as set forth on Schedule 3.1(i) or pursuant to existing Company stock option plans. The Company does not have pending before the Commission any request for confidential treatment of information. Except for the issuance of the Securities contemplated by this Agreement, or as set forth on Schedule 3.1(i), no event, liability, fact, circumstance, occurrence or development has occurred or exists or is reasonably expected to occur or exist with respect to the Company or its Subsidiaries or their respective businesses, prospects, properties, operations, assets or financial condition, that would be required to be disclosed by the Company under applicable securities laws at the time this representation is made or deemed made that has not been publicly disclosed (in the SEC Reports or otherwise) at least one Trading Day prior to the date that this representation is made.

(j) Compliance. Neither the Company nor any Subsidiary: (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any judgment, decree or order of any court, arbitrator or other governmental authority or (iii) is or has been in violation of any statute, rule, ordinance or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case as could not have or reasonably be expected to result in a Material Adverse Effect.

(k) Litigation. Except as set forth on Schedule 3.1(k), there is no action, suit, inquiry, notice of violation, proceeding or investigation pending or, to the knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) (collectively, “Actions”). Additionally, to the Company’s knowledge, except as set forth on Schedule 3.1(k), there is no Action that (i) adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the Securities or (ii) could, if there were an unfavorable decision, have or reasonably be expected to result in a Material Adverse Effect. Neither the Company nor any Subsidiary is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty. Except as set forth on Schedule 3.1(k), there has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the Commission involving the Company. The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the Exchange Act or the Securities Act.

(l) Transactions with Affiliates and Employees. Except as described in Schedule 3.1(l), none of the officers or directors of the Company or any Subsidiary and, to the knowledge of the Company, none of the employees of the Company or any Subsidiary is presently a party to any transaction with the Company or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, providing for the borrowing of money from or lending of money to or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee, stockholder, member or partner, in each case in excess of $120,000 other than for (i) payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company and (iii) other employee benefits, including stock option agreements under any stock option plan of the Company.

(m) Sarbanes-Oxley; Internal Accounting Controls. The Company and the Subsidiaries are in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the Commission thereunder that are effective as of the date hereof and as of the Closing Date. The Company and the Subsidiaries have established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and the Subsidiaries and designed such disclosure controls and procedures to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. The Company’s certifying officers have evaluated the effectiveness of the disclosure controls and procedures of the Company and the Subsidiaries as of the end of the period covered by the most recently filed periodic report under the Exchange Act (such date, the “Evaluation Date”). The Company presented in its most recently filed periodic report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no changes in the internal control over financial reporting (as such term is defined in the Exchange Act) of the Company and its Subsidiaries that have materially affected, or is reasonably likely to materially affect, the internal control over financial reporting of the Company and its Subsidiaries.

(n) Certain Fees. Other than to the Placement Agent or as set forth on Schedule 3.1(n), no brokerage or finder’s fees or commissions are or will be payable by the Company or any Subsidiary to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the Transaction Documents. The Purchasers shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section that may be due in connection with the transactions contemplated by the Transaction Documents.

(o) Private Placement. Assuming the accuracy of the Purchasers’ representations and warranties set forth in Section 3.2, no registration under the Securities Act is required for the offer and sale of the Securities by the Company to the Purchasers as contemplated hereby. Subject to Shareholder Approval requirements, the issuance and sale of the Securities hereunder will not contravene the rules and regulations of the Trading Market.

(p) Investment Company. The Company is not, and is not an Affiliate of, and immediately after receipt of payment for the Securities and consummation of the Business Combination, will not be or be an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended. The Company shall conduct its business in a manner so that it will not become an “investment company” subject to registration under the Investment Company Act of 1940, as amended.

(q) Registration Rights. Other than each of the Purchasers and as disclosed on Schedule 3.1(q), no Person has any right to cause the Company or any Subsidiary to effect the registration under the Securities Act of any securities of the Company or any Subsidiary.

(r) Listing and Maintenance Requirements. The Common Stock is registered pursuant to Section 12(b) or 12(g) of the Exchange Act, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Common Stock under the Exchange Act nor has the Company received any notification that the Commission is contemplating terminating such registration. The Company has not, in the 12 months preceding the date hereof, received notice from any Trading Market on which the Common Stock is or has been listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such Trading Market. The Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements. The Common Stock is currently eligible for electronic transfer through the Depository Trust Company or another established clearing corporation and the Company is current in payment of the fees to the Depository Trust Company (or such other established clearing corporation) in connection with such electronic transfer.

(s) Application of Takeover Protections. The Company and the Board of Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company’s certificate of incorporation (or similar charter documents) or the laws of its state of incorporation that is or could become applicable to the Purchasers as a result of the Purchasers and the Company fulfilling their obligations or exercising their rights under the Transaction Documents, including without limitation as a result of the Company’s issuance of the Securities and the Purchasers’ ownership of the Securities.

(t) Disclosure. Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents and the Management Presentation, the Company confirms that neither it nor any other Person acting on its behalf has provided any of the Purchasers or their agents or counsel with any information that it believes constitutes or might constitute material, non-public information. The Company understands and confirms that the Purchasers will rely on the foregoing representation in effecting transactions in securities of the Company. All of the disclosure furnished by or on behalf of the Company to the Purchasers regarding the Company and its Subsidiaries, their respective businesses and the transactions contemplated hereby, including the Disclosure Schedules to this Agreement, is true and correct and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The press releases disseminated by the Company during the twelve months preceding the date of this Agreement taken as a whole do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made and when made, not misleading. The Company acknowledges and agrees that no Purchaser makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 3.2 hereof.

(u) No Integrated Offering. Assuming the accuracy of the Purchasers’ representations and warranties set forth in Section 3.2, neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Securities to be integrated with prior offerings by the Company for purposes of (i) the Securities Act which would require the registration of any such securities under the Securities Act, or (ii) any applicable shareholder approval provisions of any Trading Market on which any of the securities of the Company are listed or designated.

(v) Tax Status. Except for matters that would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, the Company and its Subsidiaries each (i) has made or filed all United States federal, state and local income and all foreign income and franchise tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations and (iii) has set aside on its books provision reasonably adequate for the payment of all material taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company or of any Subsidiary know of no basis for any such claim.

(w) No General Solicitation. Neither the Company nor any Person acting on behalf of the Company has offered or sold any of the Securities by any form of general solicitation or general advertising. Assuming the accuracy of the Purchaser’s representations and warranties under this Agreement, the Company has offered the Securities for sale only to the Purchasers and certain other “accredited investors” within the meaning of Rule 501 under the Securities Act.

(x) Foreign Corrupt Practices. Neither the Company nor any Subsidiary, nor to the knowledge of the Company or any Subsidiary, any agent or other person acting on behalf of the Company or any Subsidiary, has (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company or any Subsidiary (or made by any person acting on its behalf of which the Company is aware) which is in violation of law or (iv) violated in any material respect any provision of FCPA.

(y) Accountants. The Company’s accounting firm is Marcum LLP. To the knowledge and belief of the Company, such accounting firm (i) is a registered public accounting firm as required by the Exchange Act and (ii) shall express its opinion with respect to the financial statements to be included in the Company’s Annual Report for the fiscal year ending December 31, 2021.

(z) No Disagreements with Accountants and Lawyers. There are no disagreements of any kind presently existing, or reasonably anticipated by the Company to arise, between the Company and the accountants and lawyers formerly or presently employed by the Company and the Company is current with respect to any fees owed to its accountants and lawyers which could affect the Company’s ability to perform any of its obligations under any of the Transaction Documents.

(aa) Acknowledgment Regarding Purchasers’ Purchase of Securities. The Company acknowledges and agrees that each of the Purchasers is acting solely in the capacity of an arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated thereby. The Company further acknowledges that no Purchaser is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated thereby and any advice given by any Purchaser or any of their respective representatives or agents in connection with the Transaction Documents and the transactions contemplated thereby is merely incidental to the Purchasers’ purchase of the Securities. The Company further represents to each Purchaser that the Company’s decision to enter into this Agreement and the other Transaction Documents has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.

(bb) Acknowledgment Regarding Purchaser’s Trading Activity. Anything in this Agreement or elsewhere herein to the contrary notwithstanding (except for Sections 3.2(g), 4.12 and 4.15 hereof), it is understood and acknowledged by the Company that: (i) none of the Purchasers has been asked by the Company to agree, nor, to the knowledge of the Company, has any Purchaser agreed, to desist from purchasing or selling, long and/or short, securities of the Company, or “derivative” securities based on securities issued by the Company or to hold the Securities for any specified term, (ii) past or future open market or other transactions by any Purchaser, specifically including, without limitation, Short Sales or “derivative” transactions, before or after the closing of this or future private placement transactions, may negatively impact the market price of the Company’s publicly-traded securities, (iii) after the execution of this Agreement, any Purchaser, and counter-parties in “derivative” transactions to which any such Purchaser is a party, directly or indirectly, may have a “short” position in the Common Stock and (iv) each Purchaser shall not be deemed to have any affiliation with or control over any arm’s length counter-party in any “derivative” transaction. The Company further understands and acknowledges that, except as set forth in Section 4.12 hereof, (y) one or more Purchasers and their Affiliates may engage in hedging activities at various times at any time after the date hereof, including during the period that the Securities are outstanding, and including, without limitation, during the periods that the value of the Conversion Shares deliverable with respect to Securities are being determined, and (z) such hedging activities (if any) could reduce the value of the existing stockholders’ equity interests in the Company at and after the time that the hedging activities are being conducted. The Company acknowledges that such aforementioned hedging activities do not constitute a breach of any of the Transaction Documents.

(cc) Regulation M Compliance. The Company has not, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Securities, or (iii) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company, other than, in the case of clauses (ii) and (iii), compensation paid to the Company’s placement agent in connection with the placement of the Securities.

(dd) Office of Foreign Assets Control. Neither the Company nor any Subsidiary nor, to the Company’s knowledge, any director, officer, agent, employee or affiliate of the Company or any Subsidiary is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”).

(ee) Money Laundering. The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, applicable money laundering statutes and applicable rules and regulations thereunder (collectively, the “Money Laundering Laws”), and no Action or Proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Company or any Subsidiary, threatened.

(ff) No Disqualification Events. With respect to the Securities to be offered and sold hereunder in reliance on Rule 506 under the Securities Act, none of the Company, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Company participating in the offering hereunder, any beneficial owner of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the Securities Act) connected with the Company in any capacity at the time of sale (each, an “Issuer Covered Person” and, together, “Issuer Covered Persons”) is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e), and has furnished to the Purchasers a copy of any disclosures provided thereunder.

(gg) Other Covered Persons. Other than the Placement Agent, the Company is not aware of any person (other than any Issuer Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Securities.

(hh) Notice of Disqualification Events. The Company will notify the Purchasers and the Placement Agent in writing, prior to the Closing Date of (i) any Disqualification Event relating to any Issuer Covered Person and (ii) any event that would, with the passage of time, reasonably be expected to become a Disqualification Event relating to any Issuer Covered Person.

3.2 Representations and Warranties of the Purchasers. Each Purchaser, for itself and for no other Purchaser, hereby represents and warrants as of the date hereof and as of the Closing Date to the Company as follows (unless as of a specific date therein, in which case they shall be accurate as of such date):

(a) Organization; Authority. Such Purchaser is either an individual or an entity duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation with full right, corporate, partnership, limited liability company or similar power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of the Transaction Documents and performance by such Purchaser of the transactions contemplated by the Transaction Documents have been duly authorized by all necessary corporate, partnership, limited liability company or similar action, as applicable, on the part of such Purchaser. Each Transaction Document to which it is a party has been duly executed by such Purchaser, and when delivered by such Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of such Purchaser, enforceable against it in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b) Own Account. Such Purchaser understands that the Securities are “restricted securities” and have not been registered under the Securities Act or any applicable state securities law and is acquiring the Securities as principal for its own account and not with a view to or for distributing or reselling such Securities or any part thereof in violation of the Securities Act or any applicable state securities law, has no present intention of distributing any of such Securities in violation of the Securities Act or any applicable state securities law and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such Securities in violation of the Securities Act or any applicable state securities law (this representation and warranty not limiting such Purchaser’s right to sell the Securities at any time pursuant to the Registration Statement or otherwise in compliance with applicable federal and state securities laws). Such Purchaser is acquiring the Securities hereunder in the ordinary course of its business.

(c) Purchaser Status. At the time such Purchaser was offered the Securities, it was, and as of the date hereof it is, and on each date on which it converts any shares of Preferred Stock, it will be either: (i) an “accredited investor” as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7), (a)(8), (a)(9), (a)(12), or (a)(13) under the Securities Act or (ii) a “qualified institutional buyer” as defined in Rule 144A(a) under the Securities Act. Such Purchaser is not subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). Purchaser is not an entity formed for the specific purpose of acquiring the Securities and is an “institutional account” as defined by FINRA Rule 4512(c).

(d) Experience of Such Purchaser. Such Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment. Such Purchaser is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment.

(e) General Solicitation. Such Purchaser became aware of this offering of Securities solely by means of direct contact between Purchaser and the Company and/or TMTG, or their respective representatives or affiliates, or by means of contact from the Placement Agent on behalf of the Company, and the Securities were offered to Purchaser solely by direct contact between Purchaser and the Company and/or TMTG, or their respective affiliates. Purchaser did not become aware of this offering of the Securities, nor were the Securities offered to Purchaser, by any other means. Such Purchaser is not, to such Purchaser’s knowledge, purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or, to the knowledge of such Purchaser, any other general solicitation or general advertisement.

(f) Access to Information. Such Purchaser acknowledges that it has had the opportunity to review the Transaction Documents (including all exhibits and schedules thereto), the Management Presentation, and the SEC Reports and has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Securities, the transactions contemplated by the Merger Agreement, and the merits and risks of investing in the Securities; (ii) access to information about the Company, TMTG and its financial condition, results of operations, business, properties, management and prospects as such Purchaser and its advisor(s) have deemed sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment. Such Purchaser acknowledges and agrees that neither the Placement Agent nor any Affiliate of the Placement Agent has provided such Purchaser with any information or advice with respect to the Securities nor is such information or advice necessary or desired. Neither the Placement Agent nor any Affiliate has made or makes any representation as to the Company or the quality of the Securities and the Placement Agent and any Affiliate may

have acquired non-public information with respect to the Company which such Purchaser agrees need not be provided to it. Purchaser further acknowledges that there have not been, and Purchaser hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to Purchaser by the Company, the Placement Agent, any of their respective Affiliates or any control persons, officers, directors, employees, partners, agents or representatives, any other party to the transactions contemplated hereby or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Company set forth in this Agreement and the other Transaction Documents. In connection with the issuance of the Securities to such Purchaser, neither the Placement Agent nor any of its Affiliates has acted as a financial advisor or fiduciary to such Purchaser.

(g) Certain Transactions and Confidentiality. Other than consummating the transactions contemplated hereunder, such Purchaser has not, nor has any Person acting on behalf of or pursuant to any understanding with such Purchaser, directly or indirectly executed any purchases or sales, including Short Sales, of the securities of the Company during the period commencing as of the time that such Purchaser first received a term sheet (written or oral) from the Company or any other Person representing the Company setting forth the material terms of the transactions contemplated hereunder and ending immediately prior to the execution hereof. Other than to other Persons party to this Agreement or to such Purchaser’s representatives, including, without limitation, its officers, directors, partners, legal and other advisors, employees, agents and Affiliates, such Purchaser has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction).

The Company acknowledges and agrees that the representations contained in this Section 3.2 shall not modify, amend or affect such Purchaser’s right to rely on the Company’s representations and warranties contained in this Agreement or any representations and warranties contained in any other Transaction Document or any other document or instrument executed and/or delivered in connection with this Agreement or the consummation of the transactions contemplated hereby. Notwithstanding the foregoing, for the avoidance of doubt, and except as set forth in Section 4.12 herein, nothing contained in this Section 3.2 or anywhere else in this Agreement shall constitute a representation or warranty, or preclude any actions, with respect to locating or borrowing shares in order to effect Short Sales or similar transactions in the future.

ARTICLE IV.

OTHER AGREEMENTS OF THE PARTIES

4.1 Transfer Restrictions.

(a) The Securities may only be disposed of in compliance with state and federal securities laws. In connection with any transfer of Securities other than pursuant to an effective registration statement or Rule 144, to the Company or to an Affiliate of a Purchaser or in connection with a pledge as contemplated in Section 4.1(b), the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Securities under the Securities Act. As a condition of transfer, any such transferee shall agree in writing to be bound by the terms of this Agreement and the Registration Rights Agreement and shall have the rights and obligations of a Purchaser under this Agreement and the Registration Rights Agreement.

(b) The Purchasers agree to the imprinting, so long as is required by this Section 4.1, of a legend on any of the Securities in the following form:

NEITHER THIS SECURITY NOR THE SECURITIES INTO WHICH THIS SECURITY IS CONVERTIBLE HAS BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY AND THE SECURITIES ISSUABLE UPON CONVERSION OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT WITH A REGISTERED BROKER-DEALER OR OTHER LOAN WITH A FINANCIAL INSTITUTION THAT IS AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT OR OTHER LOAN SECURED BY SUCH SECURITIES.

The Company acknowledges and agrees that a Purchaser may from time to time pledge pursuant to a bona fide margin agreement with a registered broker-dealer or grant a security interest in some or all of the Securities to a financial institution that is an “accredited investor” as defined in Rule 501(a) under the Securities Act and, if required under the terms of such arrangement, such Purchaser may transfer pledged or secured Securities to the pledgees or secured parties. Such a pledge or transfer would not be subject to approval of the Company and no legal opinion of legal counsel of the pledgee, secured party or pledgor shall be required in connection therewith. Further, no notice shall be required of such pledge. At the appropriate Purchaser’s expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of Securities may reasonably request in connection with a pledge or transfer of the Securities, including, if the Securities are subject to registration pursuant to the Registration Rights Agreement, the preparation and filing of any required prospectus supplement under Rule 424(b)(3) under the Securities Act or other applicable provision of the Securities Act to appropriately amend the list of Selling Stockholders (as defined in the Registration Rights Agreement) thereunder.

(c) Certificates evidencing the Conversion Shares shall not contain any legend (including the legend set forth in Section 4.1(b) hereof): (i) while a registration statement (including the Registration Statement) covering the resale of such security is effective under the Securities Act, (ii) following any sale of such Conversion Shares pursuant to Rule 144, (iii) if such Conversion Shares are eligible for sale under Rule 144, without volume or manner-of-sale restrictions, (iv) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission), or (v) as otherwise provided in the Certificate of Designation. The Company shall cause its counsel to issue a legal opinion to the Transfer Agent or the Purchaser promptly after the Effective Date if required by the Transfer Agent to effect the removal of the legend hereunder, or if requested by a Purchaser, respectively. If all or any shares of Preferred Stock are converted at a time when there is an effective registration statement to cover the resale of the Conversion Shares, or if such Conversion Shares may be sold under Rule 144 and the Company is then in compliance with the current public information required under Rule 144, or if the Conversion Shares may be sold under Rule 144 without the requirement for the Company to be in compliance with the current public information required under Rule 144 as to such Conversion Shares and without volume or manner-of-sale restrictions or if such legend is not otherwise required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission) or as provided in the Certificate of Designation, then such Conversion Shares shall be issued free of all legends. The Company agrees that following the Effective Date or at such time as such legend is no longer required under this Section 4.1(c), it will, no later than the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined below) following the delivery by a Purchaser to the Company or the Transfer Agent of a certificate representing Conversion Shares, as applicable, issued with a restrictive legend (such date, the “Legend Removal Date”), deliver or cause to be delivered to such Purchaser a certificate representing such shares that is free from all restrictive and other legends. The Company may not make any notation on its records or give instructions to the Transfer Agent that enlarge the restrictions on transfer set forth in this Section 4. Certificates for Conversion Shares subject to legend removal hereunder shall be transmitted by the Transfer Agent to the Purchaser by crediting the account of the Purchaser’s prime broker with the Depository Trust Company System as directed by such Purchaser. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Company’s primary Trading Market with respect to the Common Stock as in effect on the date of delivery of a certificate representing Conversion Shares, as applicable, issued with a restrictive legend.

(d) In addition to such Purchaser’s other available remedies, the Company shall pay to a Purchaser, in cash, (i) as partial liquidated damages and not as a penalty, for each $1,000 of Conversion Shares (based on the VWAP of the Common Stock on the date such Securities are submitted to the Transfer Agent) delivered for removal of the restrictive legend and subject to Section 4.1(c), $5 per Trading Day (increasing to $10 per Trading Day five (5) Trading Days after such damages have begun to accrue) for each Trading Day after the Legend Removal Date until such certificate is delivered without a legend and (ii) if the Company fails to (a) issue and deliver (or cause to be delivered) to a Purchaser by the Legend Removal Date a certificate representing the Securities so delivered to the Company by such Purchaser that is free from all restrictive and other legends and (b) if after the Legend Removal Date such Purchaser purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by such Purchaser of all or any portion of the number of shares of Common Stock, or a sale of a number of shares of Common Stock equal to all or any portion of the number of shares of Common Stock that such Purchaser anticipated receiving from the Company without any restrictive legend, then, an amount equal to the excess of such Purchaser’s total purchase price (including brokerage commissions and other out-of-pocket expenses, if any) for the shares of Common Stock so purchased (including brokerage commissions and other out-of-pocket expenses, if any) (the “Buy-In Price”) over the product of (x) such number of Conversion Shares that the Company was required to deliver to such Purchaser by the Legend Removal Date multiplied by (y) the lowest closing sale price of the Common Stock on any Trading Day during the period commencing on the date of the delivery by such Purchaser to the Company of the applicable Conversion Shares (as the case may be) and ending on the date of such delivery and payment under this clause (ii).

(e) Each Purchaser, severally and not jointly with the other Purchasers, agrees with the Company that such Purchaser will sell any Securities pursuant to either the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an exemption therefrom, and that if Securities are sold pursuant to a Registration Statement, they will be sold in compliance with the plan of distribution set forth therein, and acknowledges that the removal of the restrictive legend from certificates representing Securities as set forth in this Section 4.1 is predicated upon the Company’s reliance upon this understanding.

4.2 Acknowledgment of Dilution. The Company acknowledges that the issuance of the Securities may result in dilution of the outstanding shares of Common Stock, which dilution may be substantial under certain market conditions. The Company further acknowledges that its obligations under the Transaction Documents, including, without limitation, its obligation to issue the Conversion Shares pursuant to the Transaction Documents, are unconditional and absolute and not subject to any right of set off, counterclaim, delay or reduction, regardless of the effect of any such dilution or any claim the Company may have against any Purchaser and regardless of the dilutive effect that such issuance may have on the ownership of the other stockholders of the Company.

4.3 Furnishing of Information; Public Information.

(a) Until the earliest of the time that no Purchaser owns Securities, the Company covenants to maintain the registration of the Common Stock under Section 12(b) or 12(g) of the Exchange Act and to timely file (without giving effect to any extensions pursuant to Rule 12b-25 of the Exchange Act or any other applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act even if the Company is not then subject to the reporting requirements of the Exchange Act.

(b) At any time during the period commencing from the one (1) year anniversary of the Closing Date and ending at such time that all of the Securities may be sold without the requirement for the Company to be in compliance with Rule 144(c)(1) and otherwise without restriction or limitation pursuant to Rule 144, if the Company shall fail for any reason to satisfy the current public information requirement under Rule 144(c) (a “Public Information Failure”) in the event the Company has not kept a registration statement available as required pursuant to the terms of the Registration Rights Agreement, then, in addition to such Purchaser’s other available remedies, the Company shall pay to a Purchaser, in cash, as liquidated damages and not as a penalty, by reason of any such delay in or reduction of its ability to sell the Securities, an amount in cash equal to two percent (2.0%) of the aggregate Subscription Amount of such Purchaser’s Securities on the day of a Public Information Failure and on every thirtieth (30th) day (pro-rated for periods totaling less than thirty days) thereafter until the earlier of (a) the date such Public Information Failure is cured and (b) such time that such public information is no longer required for the Purchasers to transfer the Conversion Shares pursuant to Rule 144. The payments to which a Purchaser shall be entitled pursuant to this Section 4.3(b) are referred to herein as “Public Information Failure Payments.” Public Information Failure Payments shall be paid on the earlier of (i) the last day of the calendar month during which such Public Information Failure Payments are incurred and (ii) the third (3rd) Business Day after the event or failure giving rise to the Public Information Failure Payments is cured. In the event the Company fails to make Public Information Failure Payments in a timely manner, such Public Information Failure Payments shall bear interest at the rate of 1.5% per month (prorated for partial months) until paid in full. Nothing herein shall limit such Purchaser’s right to pursue actual damages for the Public Information Failure, and such Purchaser shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief.

4.4 Integration. The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Securities in a manner that would require the registration under the Securities Act of the sale of the Securities or that would be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any Trading Market such that it would require shareholder approval prior to the closing of such other transaction unless shareholder approval is obtained before the closing of such subsequent transaction.

4.5 Conversion Procedures. The form of Notice of Conversion included in the Certificate of Designation sets forth the totality of the procedures required of the Purchasers in order to convert the Preferred Stock. Without limiting the preceding sentences, no ink-original Notice of Conversion shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Conversion form be required in order to convert the Preferred Stock. No additional legal opinion, other information or instructions shall be required of the Purchasers to convert their Preferred Stock. The Company shall honor conversions of the Preferred Stock and shall deliver Conversion Shares in accordance with the terms, conditions and time periods set forth in the Transaction Documents.

4.6 Securities Laws Disclosure; Publicity. The Company shall (a) by the Disclosure Time, issue a press release disclosing the material terms of the transactions contemplated hereby, and (b) file a Current Report on Form 8-K, including the Transaction Documents and the Management Presentation as exhibits thereto, with the Commission within the time required by the Exchange Act. From and after the issuance of such press release, the Company represents to the Purchasers that it shall have publicly disclosed all material, non-public information delivered to any of the Purchasers by the Company or any of its Subsidiaries, or any of their respective officers, directors, employees or agents in connection with the transactions contemplated by the Transaction Documents. In addition, effective upon the issuance of such press release, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, agents, employees or Affiliates on the one hand, and any of the Purchasers or any of their Affiliates on the other hand, shall terminate. The Company and each Purchaser shall consult with each other in issuing any other press releases with respect to the transactions contemplated hereby, and neither the Company nor any Purchaser shall issue any such press release nor otherwise make any such public statement without the prior consent of the Company, with respect to any press release of any Purchaser, or without the prior consent of each Purchaser, with respect to any press release of the Company, which consent shall not unreasonably be withheld or delayed, except if such disclosure is required by law, in which case the disclosing party shall promptly provide the other party with prior notice of such public statement or communication. Notwithstanding the foregoing, the Company shall not publicly disclose the name of any Purchaser, or include the name of any Purchaser in any filing with the Commission or any regulatory agency or Trading Market, without the prior written consent of such Purchaser, except (a) as required by federal securities law in connection with (i) any registration statement contemplated by the Registration Rights Agreement and (ii) the filing of final Transaction Documents with the Commission and (b) to the extent such disclosure is required by law or Trading Market regulations, in which case the Company shall provide the Purchasers with prior notice of such disclosure permitted under this clause (b).

4.7 Shareholder Rights Plan. No claim will be made or enforced by the Company or, with the consent of the Company, any other Person, that any Purchaser is an “Acquiring Person” under any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or similar anti-takeover plan or arrangement in effect or hereafter adopted by the Company, or that any Purchaser could be deemed to trigger the provisions of any such plan or arrangement, by virtue of receiving Securities under the Transaction Documents or under any other agreement between the Company and the Purchasers.

4.8 Non-Public Information. Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents and information contained in the Management Presentation, which shall be disclosed pursuant to Section 4.6, the Company covenants and agrees that neither it, nor any other Person acting on its behalf will provide any Purchaser or its agents or counsel with any information that constitutes, or the Company reasonably believes constitutes, material non-public information, unless prior thereto such Purchaser shall have consented to the receipt of such information and agreed with the Company to keep such information confidential. The Company understands and confirms that each Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company. To the extent that the Company, any of its Subsidiaries, or any of their respective officers, director, agents, employees or Affiliates delivers any material, non-public information to a Purchaser without such Purchaser’s consent, the Company hereby covenants and agrees that such Purchaser shall not have any duty of trust or confidentiality to the Company, any of its Subsidiaries, or any of their respective officers, directors, agents, employees or Affiliates, or a duty to the Company, any of its Subsidiaries or any of their respective officers, directors, agents, employees or Affiliates not to trade while aware of, such material, non-public information, provided that the Purchaser shall remain subject to applicable law. To the extent that any notice provided pursuant to any Transaction Document constitutes, or contains, material, non-public information regarding the Company or any Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Current Report on Form 8-K. The Company understands and confirms that each Purchaser shall be relying on the foregoing covenants and the covenants set forth in Section 4.6 hereof in effecting transactions in securities of the Company.

4.9 Use of Proceeds. Except as set forth on Schedule 4.9 attached hereto, the Company shall use the net proceeds from the sale of the Securities hereunder for working capital purposes and shall not use such proceeds: (a) for the satisfaction of any portion of the Company’s debt (other than payment of trade payables in the ordinary course of the Company’s business and prior practices), (b) for the redemption of any Common Stock or Common Stock Equivalents, (c) for the settlement of any outstanding litigation or (d) in violation of FCPA or OFAC regulations.

4.10 Indemnification of Purchasers. Subject to the provisions of this Section 4.10, from and after Closing the Company will indemnify and hold each Purchaser and its directors, officers, shareholders, members, partners, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls such Purchaser (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, shareholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons (each, a “Purchaser Party”) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation that any such Purchaser Party may suffer or incur as a result of or relating to (a) any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the other Transaction Documents or (b) any action instituted against the Purchaser Parties in any capacity, or any of them or their respective Affiliates, by any stockholder of the Company who is not an Affiliate of such Purchaser Party, with respect to any of the transactions contemplated by the Transaction Documents (unless such action is solely based upon a material breach of such Purchaser Party’s representations, warranties or covenants under the Transaction Documents or any agreements or understandings such Purchaser Party may have with any such stockholder or any violations by such Purchaser Party of state or federal securities laws or any conduct by such Purchaser Party which is finally judicially determined to constitute fraud, gross negligence or willful misconduct). If any action shall be brought against any Purchaser Party in respect of which indemnity may be sought pursuant to this Agreement, such Purchaser Party shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Purchaser Party. Any Purchaser Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Purchaser Party except to the extent that (i) the employment thereof has been specifically authorized by the

Company in writing, (ii) the Company has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such action there is, in the reasonable opinion of counsel, a material conflict on any material issue between the position of the Company and the position of such Purchaser Party, in which case the Company shall be responsible for the reasonable fees and expenses of no more than one such separate counsel. The Company will not be liable to any Purchaser Party under this Agreement (y) for any settlement by a Purchaser Party effected without the Company’s prior written consent, which shall not be unreasonably withheld or delayed; or (z) to the extent, but only to the extent that a loss, claim, damage or liability is attributable to any Purchaser Party’s breach of any of the representations, warranties, covenants or agreements made by such Purchaser Party in this Agreement or in the other Transaction Documents. The indemnification required by this Section 4.10 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or are incurred. The indemnity agreements contained herein shall be in addition to any cause of action or similar right of any Purchaser Party against the Company or others and any liabilities the Company may be subject to pursuant to law.

4.11 Reservation and Listing of Securities.

(a) Commencing on the Closing Date, the Company shall maintain a reserve of the Required Minimum from its duly authorized shares of Common Stock for issuance pursuant to the Transaction Documents in such amount as may then be required to fulfill its obligations in full under the Transaction Documents.

(b) If, on any date following the Closing Date, the number of authorized but unissued (and otherwise unreserved) shares of Common Stock is less than 130% of (i) the Required Minimum on such date, minus (ii) the number of shares of Common Stock previously issued pursuant to the Transaction Documents, then the Board of Directors shall use commercially reasonable efforts to amend the Company’s certificate or articles of incorporation to increase the number of authorized but unissued shares of Common Stock to at least the Required Minimum at such time (minus the number of shares of Common Stock previously issued pursuant to the Transaction Documents), as soon as possible and in any event not later than the 75th day after such date, provided that the Company will not be required at any time to authorize a number of shares of Common Stock greater than the maximum remaining number of shares of Common Stock that could possibly be issued after such time pursuant to the Transaction Documents.

(c) The Company shall, as applicable: (i) promptly after the execution of this Agreement, in the manner required by the principal Trading Market, prepare and file with such Trading Market an additional shares listing application covering a number of shares of Common Stock at least equal to the Required Minimum on the date of such application, (ii) take all steps reasonably necessary to cause such shares of Common Stock to be approved for listing or quotation on such Trading Market as soon as practicable thereafter and to provide to the Purchasers evidence of such listing or quotation and (iii) use reasonable best efforts to maintain the listing or quotation of such Common Stock on any date at least equal to the Required Minimum on such date on such Trading Market or another Trading Market. The Company agrees to maintain the eligibility of the Common

Stock for electronic transfer through the Depository Trust Company or another established clearing corporation, including, without limitation, by timely payment of fees to the Depository Trust Company or such other established clearing corporation in connection with such electronic transfer. In addition, the Company shall hold a special meeting of shareholders (which may also be at the annual meeting of shareholders) at the earliest practicable date after the date on which the number of shares of Common Stock issuable pursuant to this Agreement on a fully converted or exercised basis (ignoring for such purposes any conversion or exercise limitations therein) exceeds 19.99% of the issued and outstanding shares of Common Stock on the Closing Date for the purpose of obtaining Shareholder Approval, with the recommendation of the Company’s Board of Directors that such proposal be approved, and the Company shall solicit proxies from its shareholders in connection therewith in the same manner as all other management proposals in such proxy statement and all management-appointed proxyholders shall vote their proxies in favor of such proposal. The Company shall use its reasonable best efforts to obtain such Shareholder Approval. If the Company does not obtain Shareholder Approval at the first meeting, the Company shall call a meeting every four months thereafter to seek Shareholder Approval until the earlier of the date Shareholder Approval is obtained or the Preferred Stock is no longer outstanding.

4.12 Limitation on Short Sales At Certain Times. Each Purchaser hereby agrees that, on any Trading Day on which the VWAP is utilized for purposes of determining any adjustment of the Conversion Price as provided in the Certificate of Designations, none of such Purchaser, its Affiliates, or any person or entity acting on behalf of such Purchaser will engage in any Short Sales or “derivative” transactions with respect to securities of the Company at a price below the then-effective Conversion Price.

4.13 Subsequent Equity Sales.

(a) From the date hereof until 90 days after the earlier of (a) the date that a Registration Statement(s) has been declared effective by the Commission registering all of the Conversion Shares by the holders of Preferred Stock (assuming for such purposes the Conversion Price equals the Floor Price (as defined in the Certificate of Designation), (b) all of the Conversion Shares have been sold pursuant to Rule 144 or may be sold pursuant to Rule 144 without the requirement for the Company to be in compliance without volume or manner-of-sale restrictions and (c) the first date following the one year anniversary of the Closing Date on which no holder of Conversion Shares or Preferred Stock is an Affiliate of the Company, neither the Company nor any Subsidiary shall (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any shares of Common Stock or Common Stock Equivalents or (ii) file any registration statement or any amendment or supplement thereto, in each case other than as contemplated pursuant to the Registration Rights Agreement or to register for resale the shares underlying the Company’s outstanding warrants.

(b) Unless Shareholder Approval has been obtained and deemed effective, neither the Company nor any Subsidiary shall make any issuance whatsoever of Common Stock or Common Stock Equivalents which would cause any adjustment of the Conversion Price to the extent the holders of Preferred Stock would not be permitted, pursuant to Section 6(e) of the Certificate of Designation, to convert their respective outstanding Preferred Stock in full, ignoring for such purposes the other conversion limitations therein. Any Purchaser shall be entitled to obtain injunctive relief against the Company to preclude any such issuance, which remedy shall be in addition to any right to collect damages.

(c) Notwithstanding the foregoing, this Section 4.13 shall not apply in respect of an Exempt Issuance.

4.14 Equal Treatment of Purchasers. No consideration (including any modification of any Transaction Document) shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of the Transaction Documents unless the same consideration is also offered to all of the parties to the Transaction Documents. For clarification purposes, this provision constitutes a separate right granted to each Purchaser by the Company and negotiated separately by each Purchaser, and is intended for the Company to treat the Purchasers as a class and shall not in any way be construed as the Purchasers acting in concert or as a group with respect to the purchase, disposition or voting of Securities or otherwise.

4.15 Certain Transactions and Confidentiality. Each Purchaser, severally and not jointly with the other Purchasers, covenants that, except as described in Section 4.12 hereof, neither it, nor any Affiliate acting on its behalf or pursuant to any understanding with it will execute any purchases or sales of any of the Company’s securities during the period commencing with the execution of this Agreement and ending at such time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.6. Each Purchaser, severally and not jointly with the other Purchasers, covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company pursuant to the initial press release as described in Section 4.6, such Purchaser will maintain the confidentiality of the existence and terms of this transaction and the information included in the Disclosure Schedules. Notwithstanding the foregoing, and notwithstanding anything contained in this Agreement to the contrary, the Company expressly acknowledges and agrees that, subject to the restrictions set forth in Section 4.12 hereof, (i) no Purchaser makes any representation, warranty or covenant hereby that it will not engage in effecting transactions in any securities of the Company after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.6, (ii) no Purchaser shall be restricted or prohibited from effecting any transactions in any securities of the Company in accordance with applicable securities laws from and after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.6 and (iii) no Purchaser shall have any duty of trust or confidentiality or duty not to trade in the securities of the Company to the Company or its Subsidiaries after the issuance of the initial press release as described in Section 4.6.

4.16 Form D; Blue Sky Filings. The Company agrees to timely file a Form D with respect to the Securities as required under Regulation D and to provide a copy thereof, promptly upon request of any Purchaser. The Company shall take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for, or to qualify the Securities for, sale to the Purchasers at the Closing under applicable securities or “Blue Sky” laws of the states of the United States, and shall provide evidence of such actions promptly upon request of any Purchaser.

4.17 Capital Changes. From the date hereof until one year after the Effective Date, the Company shall not undertake a reverse or forward stock split or reclassification of the Common Stock without the prior written consent of the Purchasers holding a majority in interest of the shares of Preferred Stock unless such split or reclassification is required to maintain the listing of Company Common Stock on a Trading Market.

4.18 Other Financings. Each Purchaser, severally and not jointly, hereby agrees that, without the prior written consent of the Company in its sole discretion, for a period ending on the earliest of (i) the Closing, and (ii) the date that is one (1) year after the date of this Agreement, such Purchaser and its Affiliates will not, directly or indirectly, contact, engage in discussions with, or offer to or enter into any agreement, arrangement or understanding with, (A) TMTG or its subsidiaries for any debt or equity investment in TMTG or its subsidiaries, or (B) any other person (other than Purchaser’s affiliate funds) with respect to a possible transaction with or involving any form of joint debt or equity financing to TMTG or its subsidiaries, and each Purchaser, severally and not jointly, hereby represents and warrants that neither such Purchaser nor any of its Affiliates is a party to any such agreement, arrangement or understanding, or has had any discussions, described in this sentence.

4.19 Lock-up Agreements. The Company shall at no time enter into, or allow, any amendment to or modification of the Insider Letter, the Waiver Letter or any lock-up or similar agreement entered into within any of the stockholders of TMTG or any other Person or directly or indirectly waive or release any such Person subject to any of the foregoing from any of the restrictions imposed therein (including by shortening any applicable lock-up period), in any such case without the prior written consent of a majority-in-interest of the Securities then outstanding (or, prior to the Closing, the Company and each Purchaser).

ARTICLE V.

MISCELLANEOUS

5.1 Termination. This Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of either party in respect thereof, upon the earlier to occur of (a) the mutual written agreement of the parties hereto to terminate this Agreement, or (b) the termination (for any reason) of the Merger Agreement by any party to the same. Additionally, (i) the Company may terminate this Agreement with respect to any Purchaser if any of the conditions set forth in Section 2.3(a) applicable to such Purchaser shall have become incapable of fulfillment, and shall not have been waived by the Company; and (ii) any Purchaser may terminate this Agreement (with respect to itself only) if (X) any of the conditions set forth in Section 2.3(b) shall have become incapable of fulfillment, and shall not have been waived by such Purchaser or (Y) the Closing shall not have occurred on or prior to September 20, 2022. Notwithstanding the foregoing, nothing herein will relieve any party from liability for any intentional breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach; provided, that in the event that the Merger Agreement is ever terminated by the Company and/or TMTG for any reason, each of the Purchasers hereby agrees (1) not to indirectly assert a claim against TMTG by funding DWAC or any other party to assert any such claim, and (2) that TMTG shall have third party beneficiary rights to enforce its rights under this Section.

5.2 Fees and Expenses. The Company shall deliver to each Purchaser, prior to the Closing, a completed and executed copy of the Closing Statement, attached hereto as Annex A. Except as expressly set forth in Schedule 5.2 and in the Transaction Documents to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall pay all Transfer Agent fees (including, without limitation, any fees required for same-day processing of any instruction letter delivered by the Company and any conversion notice delivered by a Purchaser), stamp taxes and other taxes and duties levied in connection with the delivery of any Securities to the Purchasers.

5.3 Entire Agreement. The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

5.4 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the time of transmission, if such notice or communication is delivered via facsimile at the facsimile number or email attachment at the e-mail address as set forth on the signature pages attached hereto at or prior to 5:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the time of transmission, if such notice or communication is delivered via facsimile or email attachment at the facsimile number or e-mail address as set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (c) the second (2nd) Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages attached hereto.

5.5 Amendments; Waivers. No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Company and Purchasers which purchased at least 67% in interest of the Preferred Stock based on the initial Subscription Amounts hereunder (or, prior to the Closing, the Company and each Purchaser) or, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought, provided that if any amendment, modification or waiver disproportionately and adversely impacts a Purchaser (or group of Purchasers), the consent of such disproportionately impacted Purchaser (or group of Purchasers) shall also be required. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right. Any proposed amendment or waiver that disproportionately, materially and adversely affects the rights and obligations of any Purchaser relative to the comparable rights and obligations of the other Purchasers shall require the prior written consent of such adversely affected Purchaser. Any amendment effected in accordance with this Section 5.5 shall be binding upon each Purchaser and holder of Securities and the Company.

5.6 Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

5.7 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of each Purchaser (other than by merger). Any Purchaser may assign any or all of its rights under this Agreement to any Person to whom such Purchaser assigns or transfers any Securities, provided that such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions of the Transaction Documents that apply to the “Purchasers.”

5.8 No Third-Party Beneficiaries. The Placement Agent shall be the third party beneficiary of the representations and warranties of the Company in Section 3.1 hereof and with respect to the representations and warranties of the Purchasers in Section 3.2 hereof. TMTG shall be a third party beneficiary of Sections 5.1 and 5.22 hereof, and each of the parties named in Section 5.22 hereof shall also be third party beneficiaries of such Section 5.22 hereof and each such beneficiary of Sections 5.1 or 5.22 hereof shall have the independent ability to enforce such provision. For purposes of clarification, each of the parties hereto acknowledges that TMTG and the parties referenced in Section 5.22 shall have the third party beneficiary rights contained herein without incurring any obligations or liabilities hereunder. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as otherwise set forth in Section 4.10 and this Section 5.8.

5.9 Governing Law. All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents (other than the Certificate of Designation, which shall be governed by Delaware law) shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (other than the Certificate of Designation) (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the

Transaction Documents, other than the Certificate of Designation), and hereby irrevocably waives, and agrees not to assert in any Action or Proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such Action or Proceeding is improper or is an inconvenient venue for such Proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such Action or Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.    If any party shall commence an Action or Proceeding to enforce any provisions of the Transaction Documents, then, in addition to the obligations of the Company under Section 4.10, the prevailing party in such Action or Proceeding shall be reimbursed by the non-prevailing party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Action or Proceeding.

5.10 Survival. The representations and warranties contained herein shall survive the Closing and the delivery of the Securities.

5.11 Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

5.12 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

5.13 Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) any of the other Transaction Documents, whenever any Purchaser exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then such Purchaser may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights; provided, however, that, in the case of a rescission of a conversion of the Preferred Stock, the applicable Purchaser shall be required to return any shares of Common Stock subject to any such rescinded conversion.

5.14 Replacement of Securities. If any certificate or instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof (in the case of mutilation), or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction. The applicant for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs (including customary indemnity) associated with the issuance of such replacement Securities.

5.15 Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of the Purchasers and the Company will be entitled to specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in the Transaction Documents and hereby agree to waive and not to assert in any Action for specific performance of any such obligation the defense that a remedy at law would be adequate.

5.16 Payment Set Aside. To the extent that the Company makes a payment or payments to any Purchaser pursuant to any Transaction Document or a Purchaser enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

5.17 Usury. To the extent it may lawfully do so, the Company hereby agrees not to insist upon or plead or in any manner whatsoever claim, and will resist any and all efforts to be compelled to take the benefit or advantage of, usury laws wherever enacted, now or at any time hereafter in force, in connection with any Action or Proceeding that may be brought by any Purchaser in order to enforce any right or remedy under any Transaction Document. Notwithstanding any provision to the contrary contained in any Transaction Document, it is expressly agreed and provided that the total liability of the Company under the Transaction Documents for payments in the nature of interest shall not exceed the maximum lawful rate authorized under applicable law (the “Maximum Rate”), and, without limiting the foregoing, in no event shall any rate of interest or default interest, or both of them, when aggregated with any other sums in the nature of interest that the Company may be obligated to pay under the Transaction Documents exceed such Maximum Rate. It is agreed that if the maximum contract rate of interest allowed by law and applicable to the Transaction Documents is increased or decreased by statute or any official governmental action subsequent to the date hereof, the new maximum contract rate of interest allowed by law will be the Maximum Rate applicable to the Transaction Documents from the effective date thereof forward, unless such application is precluded by applicable law. If under any circumstances whatsoever, interest in excess of the Maximum Rate is paid by the Company to any Purchaser with respect to indebtedness evidenced by the Transaction Documents, such excess shall be applied by such Purchaser to the unpaid principal balance of any such indebtedness or be refunded to the Company, the manner of handling such excess to be at such Purchaser’s election.

5.18 Independent Nature of Purchasers’ Obligations and Rights. The obligations of each Purchaser under any Transaction Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance or non-performance of the obligations of any other Purchaser under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Purchaser pursuant hereto or thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Purchaser shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any Proceeding for such purpose. Each Purchaser has been represented by its own separate legal counsel in its review and negotiation of the Transaction Documents. For reasons of administrative convenience only, each Purchaser and its respective counsel have chosen to communicate with the Company through Loeb. Loeb does not represent any of the Purchasers and only represents the Placement Agent. The Company has elected to provide all Purchasers with the same terms and Transaction Documents for the convenience of the Company and not because it was required or requested to do so by any of the Purchasers. It is expressly understood and agreed that each provision contained in this Agreement and in each other Transaction Document is between the Company and a Purchaser, solely, and not between the Company and the Purchasers collectively and not between and among the Purchasers.

5.19 Liquidated Damages. The Company’s obligations to pay any liquidated damages or other amounts owing under the Transaction Documents is a continuing obligation of the Company and shall not terminate until all unpaid liquidated damages and other amounts have been paid notwithstanding the fact that the instrument or security pursuant to which such partial liquidated damages or other amounts are due and payable shall have been canceled.

5.20 Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

5.21 Construction. The parties agree that each of them and/or their respective counsel have reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments thereto. In addition, each and every reference to share prices and shares of Common Stock in any Transaction Document shall be subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock that occur after the date of this Agreement. In this Agreement, unless the context otherwise requires: (i) whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; and (iii) the words “herein”, “hereto” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular portion of this Agreement.

5.22 Trust Account Waiver. Each Purchaser hereby acknowledges that the Company has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Company’s public stockholders and certain other parties (including the underwriters of the IPO). For and in consideration of the Company entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Purchaser hereby (a) agrees that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets held in or distributions from the Trust Account, and shall not make any claim against the Trust Account, with respect to any claim based upon, arising out of, resulting from, in connection with or relating to the Transaction Documents or the transactions contemplated hereby, regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”), (b) irrevocably waives any Released Claims that it may have against the Trust Account or distributions therefrom now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with the Company, and (c) will not seek recourse against the Trust Account for any Released Claims. Notwithstanding the foregoing, nothing in this Section 5.22 shall be deemed to limit any Purchaser’s right, title, interest or claim to any monies held in or distributions from the Trust Account by virtue of its record or beneficial ownership of any shares of Common Stock acquired in the open market and outstanding on the date hereof (whether acquired by such Purchaser prior to, on or after the date hereof), pursuant to a validly exercised redemption right with respect to any such shares of Common Stock, and, for the avoidance of doubt, nothing contained herein shall limit any Purchaser’s rights, if any, in respect of the Transaction Documents and the transactions contemplated thereby.

5.23 NO LIABILITY UPON TERMINATION. NONE OF THE COMPANY, ANY OF ITS SUBSIDIARIES, TMTG OR ANY AFFILIATE OF TMTG, OR ANY OTHER PARTY TO THE MERGER AGREEMENT, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, STOCKHOLDERS, MANAGERS, MEMBERS, ADVISORS OR LEGAL COUNSEL SHALL HAVE ANY LIABILITY TO ANY PURCHASER AS A RESULT OF THE TERMINATION OF THIS AGREEMENT AS A RESULT OF THE TERMINATION OF THE MERGER AGREEMENT (REGARDLESS OF THE REASON FOR WHICH THE MERGER AGREEMENT IS TERMINATED OR WHETHER IT IS TERMINATED BY THE COMPANY OR TMTG).

5.24 WAIVER OF JURY TRIAL. IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

(Signature Pages Follow)

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

DIGITAL WORLD ACQUISITION CORP. By:__________________________________________ Name: Patrick Orlando Title: Chief Executive Officer	Address for Notice: 780 SW 7th Street Miami, FL 33130 Email: porlando@beneinvest.com

With a copy to (which shall not constitute notice):

Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, NY 10105 Attn: Barry I. Grossman, Esq. Email: bigrossman@egsllp.com Fax: (212) 370-7889

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

SIGNATURE PAGE FOR PURCHASER FOLLOWS]

[PURCHASER SIGNATURE PAGES TO DIGITAL WORLD ACQUISITION CORP. SPA]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser: ____________________________________________________

Signature of Authorized Signatory of Purchaser: __________________________

Name of Authorized Signatory: ____________________________________

Title of Authorized Signatory: _____________________________________

Email Address of Authorized Signatory: ___________________________________________

Address for Notice to Purchaser:

Address for Delivery of Securities to Purchaser (if not same as address for notice):

Subscription Amount: $____________

Shares of Preferred Stock: ____________

EIN Number: _______________________

Annex A

CLOSING STATEMENT

Pursuant to the attached Securities Purchase Agreement, dated as of the date hereto, the purchasers shall purchase up to $[______] of Preferred Stock from Digital World Acquisition Corp., a Delaware corporation (the “Company”). All funds will be wired into an account maintained by the Company. All funds will be disbursed in accordance with this Closing Statement.

Disbursement Date: [_____ ___, 20__]

I. PURCHASE PRICE
Gross Proceeds to be Received	$
II. DISBURSEMENTS
$
$
$
$
$
Total Amount Disbursed:	$

WIRE INSTRUCTIONS: Please see attached.

Acknowledged and agreed to this ___ day of _________, _____

[____________________________]

By: _________________________
Name:
Title:

Exhibit 10.2

EXECUTION VERSION

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (this “Agreement”) is made and entered into as of December 4, 2021, between Digital World Acquisition Corp., a Delaware corporation (the “Company”), and each of the several purchasers signatory hereto (each such purchaser, a “Purchaser” and, collectively, the “Purchasers”).

This Agreement is made pursuant to the Securities Purchase Agreement, dated as of the date hereof, between the Company and each Purchaser (the “Purchase Agreement”).

The Company and each Purchaser hereby agrees as follows:

1. Definitions.

Capitalized terms used and not otherwise defined herein that are defined in the Purchase Agreement shall have the meanings given such terms in the Purchase Agreement. As used in this Agreement, the following terms shall have the following meanings:

“Advice” shall have the meaning set forth in Section 6(c).

“Business Combination” means the transactions contemplated by that certain Agreement and Plan of Merger, dated October 20, 2021, by and among the Company, DWAC Merger Subsidiary Inc., a Delaware corporation and newly formed wholly-owned subsidiary of the Company, Trump Media & Technology Group Corp., a Delaware corporation, and the other parties named therein.

“Effectiveness Date” means: (i) with respect to the Initial Registration Statement required to be filed hereunder, a date no later than the closing date of the Business Combination, provided that in the event the Company has cleared all Commission comments on the Initial Registration Statement but for the Commission’s refusal or inability to declare the Initial Registration Statement effective as of the closing date of the Business Combination, then the Effectiveness Date for the Initial Registration Statement shall mean the earliest date following the closing of the Business Combination that the Commission will permit; and (ii) with respect to any additional Registration Statements which may be required pursuant to Section 2(c) or Section 3(c), the 30th calendar day following the date on which an additional Registration Statement is required to be filed hereunder (or, in the event of a “full review” by the Commission, the 60th calendar day following the date such additional Registration Statement is required to be filed hereunder); provided, however, that in the event the Company is notified by the Commission that one or more of the additional Registration Statements will not be reviewed or is no longer subject to further review and comments, the Effectiveness Date as to such additional Registration Statement shall be the fifth Trading Day following the date on which the Company is so notified if such date precedes the dates otherwise required above, provided, further, if such Effectiveness Date falls on a day that is not a Trading Day, then the Effectiveness Date shall be the next succeeding Trading Day.

“Effectiveness Period” shall have the meaning set forth in Section 2(a).

“Event” shall have the meaning set forth in Section 2(d).

“Event Date” shall have the meaning set forth in Section 2(d).

“Filing Date” means, with respect to the Initial Registration Statement required hereunder, the 10th calendar day following the date on which the Company first files the Proxy Statement with the Commission and, with respect to any additional Registration Statements which may be required pursuant to Section 2(c) or Section 3(c), the earliest practicable date on which the Company is permitted by SEC Guidance to file such additional Registration Statement related to the Registrable Securities.

“Holder” or “Holders” means the holder or holders, as the case may be, from time to time of Registrable Securities.

“Indemnified Party” shall have the meaning set forth in Section 5(c).

“Indemnifying Party” shall have the meaning set forth in Section 5(c).

“Initial Registration Statement” means the initial Registration Statement filed pursuant to this Agreement.

“Losses” shall have the meaning set forth in Section 5(a).

“Plan of Distribution” shall have the meaning set forth in Section 2(a).

“Prospectus” means the prospectus included in a Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated by the Commission pursuant to the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by a Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

“Proxy Statement” means the proxy statement/prospectus to be filed by the Company with the Commission in connection with the solicitation of proxies from holders of the Company for the matters to be acted upon at the stockholder meeting approving the Business Combination.

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“Registrable Securities” means, as of any date of determination, (a) all shares of Common Stock then issued and issuable upon conversion in full of the Preferred Stock (assuming on such date the shares of Preferred Stock are converted in full based upon the Floor Price (as such term is defined in the Certificate of Designation), without regard to any conversion limitations therein), (b) any additional shares of Common Stock issued and issuable in connection with any anti-dilution provisions in the Preferred Stock (in each case, without giving effect to any limitations on conversion set forth in the Certificate of Designation), and (c) any securities issued or then issuable upon any stock split, dividend or other distribution, recapitalization or similar event with respect to the foregoing; provided, however, that any such Registrable Securities shall cease to be Registrable Securities (and the Company shall not be required to maintain the effectiveness of any, or file another, Registration Statement hereunder with respect thereto) for so long as (a) a Registration Statement with respect to the sale of such Registrable Securities is declared effective by the Commission under the Securities Act and such Registrable Securities have been disposed of by the Holder in accordance with such effective Registration Statement, (b) such Registrable Securities have been previously sold in accordance with Rule 144, or (c) such securities become eligible for resale without volume or manner-of-sale restrictions and without current public information pursuant to Rule 144 as set forth in a written opinion letter to such effect, addressed, delivered and acceptable to the Transfer Agent and the affected Holders (assuming that such securities and any securities issuable upon exercise, conversion or exchange of which, or as a dividend upon which, such securities were issued or are issuable, were at no time held by any Affiliate of the Company), as reasonably determined by the Company, upon the advice of counsel to the Company.

“Registration Statement” means any registration statement required to be filed hereunder pursuant to Section 2(a) and any additional registration statements contemplated by Section 2(c) or Section 3(c), including (in each case) the Prospectus, amendments and supplements to any such registration statement or Prospectus, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference in any such registration statement.

“Rule 415” means Rule 415 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

“Rule 424” means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

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“Selling Stockholder Questionnaire” shall have the meaning set forth in Section 3(a).

“SEC Guidance” means (i) any publicly-available written or oral guidance of the Commission staff, or any comments, requirements or requests of the Commission staff and (ii) the Securities Act.

2. Shelf Registration.

(a) On or prior to each Filing Date, the Company shall prepare and file with the Commission a Registration Statement covering the resale of all of the Registrable Securities that are not then registered on an effective Registration Statement for an offering to be made on a continuous basis pursuant to Rule 415. Each Registration Statement filed hereunder shall be on Form S-3 (except if the Company is not then eligible to register for resale the Registrable Securities on Form S-3, in which case such registration shall be on another appropriate form in accordance herewith, subject to the provisions of Section 2(f)) and shall contain (unless otherwise directed by at least 85% in interest of the Holders) substantially the “Plan of Distribution” attached hereto as Annex A and substantially the “Selling Stockholder” section attached hereto as Annex B; provided, however, that no Holder shall be required to be named as an “underwriter” without such Holder’s express prior written consent. Subject to the terms of this Agreement, the Company shall use its best efforts to cause a Registration Statement filed under this Agreement (including, without limitation, under Section 3(c)) to be declared effective under the Securities Act as promptly as possible after the filing thereof, but in any event no later than the applicable Effectiveness Date, and shall use its best efforts to keep such Registration Statement continuously effective under the Securities Act until the date that all Registrable Securities covered by such Registration Statement (i) have been sold, thereunder or pursuant to Rule 144, or (ii) may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144, as determined by the counsel to the Company pursuant to a written opinion letter to such effect, addressed and acceptable to the Transfer Agent and the affected Holders (the “Effectiveness Period”). The Company shall telephonically request effectiveness of a Registration Statement as of 5:00 p.m. (New York City time) on a Trading Day. The Company shall immediately notify the Holders via facsimile or by e-mail of the effectiveness of a Registration Statement on the same Trading Day that the Company telephonically confirms effectiveness with the Commission, which shall be the date requested for effectiveness of such Registration Statement. The Company shall, by 9:30 a.m. (New York City time) on the Trading Day after the effective date of such Registration Statement, file a final Prospectus with the Commission as required by Rule 424. Failure to so notify the Holder within one (1) Trading Day of such notification of effectiveness or failure to file a final Prospectus as foresaid shall be deemed an Event under Section 2(d).

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(b) Notwithstanding the registration obligations set forth in Section 2(a), if the Commission informs the Company that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, the Company agrees to promptly inform each of the Holders thereof and use its commercially reasonable efforts to file amendments to the Initial Registration Statement as required by the Commission, covering the maximum number of Registrable Securities permitted to be registered by the Commission, on Form S-3 or such other form available to register for resale the Registrable Securities as a secondary offering, subject to the provisions of Section 2(e); with respect to filing on Form S-3 or other appropriate form, and subject to the provisions of Section 2(d) with respect to the payment of liquidated damages; provided, however, that prior to filing such amendment, the Company shall be obligated to use diligent efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with the SEC Guidance, including without limitation, Compliance and Disclosure Interpretation 612.09.

(c) Notwithstanding any other provision of this Agreement and subject to the payment of liquidated damages pursuant to Section 2(d), if the Commission or any SEC Guidance sets forth a limitation on the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that the Company used diligent efforts to advocate with the Commission for the registration of all or a greater portion of Registrable Securities), unless otherwise directed in writing by a Holder as to its Registrable Securities, the number of Registrable Securities to be registered on such Registration Statement will be reduced as follows:

a.	First, the Company shall reduce or eliminate any securities to be included other than Registrable Securities; and

b.

Second, the Company shall reduce Registrable Securities on a pro rata basis based on the total number of Registrable Securities held by such Holders (or as otherwise expressly directed by the Commission).

In the event of a cutback hereunder, the Company shall give the Holder at least five (5) Trading Days prior written notice along with the calculations as to such Holder’s allotment. In the event the Company amends the Initial Registration Statement in accordance with the foregoing, the Company will use its best efforts to file with the Commission, as promptly as allowed by Commission or SEC Guidance provided to the Company or to registrants of securities in general, one or more registration statements on Form S-3 or such other form available to register for resale those Registrable Securities that were not registered for resale on the Initial Registration Statement, as amended.

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If: (i) the Company fails to file with the Commission a request for acceleration of a Registration Statement other than the Initial Registration Statement in accordance with Rule 461 promulgated by the Commission pursuant to the Securities Act, within five Trading Days following the date that the Company is notified (orally or in writing, whichever is earlier) by the Commission that such Registration Statement will not be “reviewed” or will not be subject to further review, or (ii) prior to the effective date of a Registration Statement other than the Initial Registration Statement, the Company fails to file a pre-effective amendment and otherwise respond in writing to comments made by the Commission in respect of such Registration Statement within ten (10) calendar days after the receipt of comments by or notice from the Commission that such amendment is required in order for such Registration Statement to be declared effective, or (iii) a Registration Statement registering for resale all (and not less than all) of the Registrable Securities is not declared effective by the Commission by the Effectiveness Date of the Initial Registration Statement, or (iv) after the effective date of a Registration Statement, such Registration Statement ceases for any reason to remain continuously effective as to all Registrable Securities included in such Registration Statement, or the Holders are otherwise not permitted to utilize the Prospectus therein to resell such Registrable Securities, for more than ten (10) consecutive calendar days or more than an aggregate of fifteen (15) calendar days (which need not be consecutive calendar days) during any 12-month period (any such failure or breach being referred to as an “Event”, and for purpose of clause (i) the date on which such five (5) Trading Day period is exceeded, and for purpose of clause (ii) the date which such ten (10) calendar day period is exceeded, and for purposes of clause (iii), the date on which such Event occurs, and for purpose of clause (iv) the date on which such ten (10) or fifteen (15) calendar day period, as applicable, is exceeded being referred to as “Event Date”), then, in addition to any other rights the Holders may have hereunder or under applicable law, on each such Event Date and on each monthly anniversary of each such Event Date (if the applicable Event shall not have been cured by such date) until the applicable Event is cured, the Company shall pay to each Holder an amount in cash, as liquidated damages and not as a penalty, equal to (A) with respect to the first two months, the product of 2.0% multiplied by the aggregate Subscription Amount paid by such Holder pursuant to the Purchase Agreement for any Registrable Securities not registered on the Closing Date, plus (B) with respect to the third month and beyond, the product of 6.0% multiplied by the aggregate Subscription Amount paid by such Holder pursuant to the Purchase Agreement for any Registrable Securities not registered on the Closing Date. The parties agree that the maximum aggregate liquidated damages payable to a Holder under this Agreement shall be 20% of the aggregate Subscription Amount paid by such Holder pursuant to the Purchase Agreement. If the Company fails to pay any liquidated damages pursuant to this Section in full within seven days after the date payable, the Company will pay interest thereon at a rate of 18% per annum (or such lesser maximum amount that is permitted to be paid by applicable law) to the Holder, accruing daily from the date such liquidated damages are due until such amounts, plus all such interest

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thereon, are paid in full, subject to the aggregate limitation in the immediately prior sentence. The liquidated damages pursuant to the terms hereof shall apply on a daily pro rata basis for any portion of a month prior to the cure of an Event. Notwithstanding anything herein to the contrary, in no event shall any liquidated damages accrue, or be payable, prior to the consummation of the Business Combination.

(d) Upon the Closing Date, the Company shall deposit into a third party escrow account solely for purposes of paying the Holders any required liquidated damages as they accrue (the “Liquidated Damages Escrow Account”), an amount equal to the product of 20% multiplied by the aggregate Subscription Amount paid by all the Holders pursuant to the Purchase Agreement for any Registrable Securities not, on the Closing Date, covered by (i.e. eligible for resale pursuant to) the Initial Registration Statement as declared effective by the Commission. By way of example, assuming an aggregate Subscription Amount of $1,000,000,000 pursuant to the Purchase Agreement, if only 40% of the Registrable Securities required to be registered pursuant to this Agreement are covered by the Initial Registration Statement as declared effective, there would be a $600,000,000 “shortfall” and accordingly $120,000,000 would be deposited into the Liquidated Damages Escrow Account. Any balance remaining in the Liquidated Damages Escrow Account shall be released to the Company once all Registrable Securities are included in an effective Registration Statement. In the event all Registrable Securities are included in the Initial Registration Statement, the Liquidated Damages Escrow Account will not be required.

(e) If Form S-3 is not available for the registration of the resale of Registrable Securities hereunder, the Company shall (i) register the resale of the Registrable Securities on another appropriate form and (ii) undertake to register the Registrable Securities on Form S-3 as soon as such form is available, provided that the Company shall maintain the effectiveness of the Registration Statement then in effect until such time as a Registration Statement on Form S-3 covering the Registrable Securities has been declared effective by the Commission. The parties hereto hereby acknowledge that Form S-3 will not be available for the Initial Registration Statement and that Form S-1 will be the appropriate form therefor.

(f) Notwithstanding anything to the contrary contained herein, in no event shall the Company be permitted to name any Holder or affiliate of a Holder as any Underwriter without the prior written consent of such Holder.

3. Registration Procedures.

In connection with the Company’s registration obligations hereunder, the Company shall:

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(a) Not less than five (5) calendar days prior to the filing of each Registration Statement and not less than one (1) Trading Day prior to the filing of any related Prospectus or any amendment or supplement thereto (including any document that would be incorporated or deemed to be incorporated therein by reference), the Company shall (i) furnish to each Holder copies of all such documents proposed to be filed, which documents (other than those incorporated or deemed to be incorporated by reference) will be subject to the review of such Holders, and (ii) cause its officers and directors, counsel and independent registered public accountants to respond to such inquiries as shall be necessary, in the reasonable opinion of respective counsel to each Holder, to conduct a reasonable investigation within the meaning of the Securities Act. The Company shall not file a Registration Statement or any such Prospectus or any amendments or supplements thereto to which the Holders of a majority of the Registrable Securities shall reasonably object in good faith, provided that, the Company is notified of such objection in writing no later than five (5) calendar days after the Holders have been so furnished copies of a Registration Statement or one (1) Trading Day after the Holders have been so furnished copies of any related Prospectus or amendments or supplements thereto. Each Holder agrees to furnish to the Company a completed questionnaire in the form attached to this Agreement as Annex B (a “Selling Stockholder Questionnaire”) on a date that is not less than two (2) Trading Days prior to the Filing Date or by the end of the fourth (4th) calendar day following the date on which such Holder receives draft materials in accordance with this Section.

(b) (i) Prepare and file with the Commission such amendments, including post-effective amendments, to a Registration Statement and the Prospectus used in connection therewith as may be necessary to keep a Registration Statement continuously effective as to the applicable Registrable Securities for the Effectiveness Period and prepare and file with the Commission such additional Registration Statements in order to register for resale under the Securities Act all of the Registrable Securities, (ii) cause the related Prospectus to be amended or supplemented by any required Prospectus supplement (subject to the terms of this Agreement), and, as so supplemented or amended, to be filed pursuant to Rule 424, (iii) respond as promptly as reasonably possible to any comments received from the Commission with respect to a Registration Statement or any amendment thereto and provide as promptly as reasonably possible to the Holders true and complete copies of all correspondence from and to the Commission relating to a Registration Statement (provided that, the Company shall excise any information contained therein which would constitute material non-public information regarding the Company or any of its Subsidiaries), and (iv) comply in all material respects with the applicable provisions of the Securities Act and the Exchange Act with respect to the disposition of all Registrable Securities covered by a Registration Statement during the applicable period in accordance (subject to the terms of this Agreement) with the intended methods of disposition by the Holders thereof set forth in such Registration Statement as so amended or in such Prospectus as so supplemented.

(c) If during the Effectiveness Period, the number of Registrable Securities at any time exceeds 100% of the number of shares of Common Stock then registered in a Registration Statement, then the Company shall file as soon as reasonably practicable, but in any case prior to the applicable Filing Date, an additional Registration Statement covering the resale by the Holders of not less than the number of such Registrable Securities.

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(d) Notify the Holders of Registrable Securities to be sold (which notice shall, pursuant to clauses (iii) through (vi) hereof, be accompanied by an instruction to suspend the use of the Prospectus until the requisite changes have been made) as promptly as reasonably possible (and, in the case of (i)(A) below, not less than one (1) Trading Day prior to such filing) and (if requested by any such Person) confirm such notice in writing no later than one (1) Trading Day following the day (i)(A) when a Prospectus or any Prospectus supplement or post-effective amendment to a Registration Statement is proposed to be filed, (B) when the Commission notifies the Company whether there will be a “review” of such Registration Statement and whenever the Commission comments in writing on such Registration Statement, and (C) with respect to a Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the Commission or any other federal or state governmental authority for amendments or supplements to a Registration Statement or Prospectus or for additional information, (iii) of the issuance by the Commission or any other federal or state governmental authority of any stop order suspending the effectiveness of a Registration Statement covering any or all of the Registrable Securities or the initiation of any Proceedings for that purpose, (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any Proceeding for such purpose, (v) of the occurrence of any event or passage of time that makes the financial statements included in a Registration Statement ineligible for inclusion therein or any statement made in a Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to a Registration Statement, Prospectus or other documents so that, in the case of a Registration Statement or the Prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (vi) of the occurrence or existence of any pending corporate development with respect to the Company that the Company believes may be material and that, in the determination of the Company, makes it not in the best interest of the Company to allow continued availability of a Registration Statement or Prospectus; provided, however, that in no event shall any such notice contain any information which would constitute material, non-public information regarding the Company or any of its Subsidiaries.

(e) Use its best efforts to avoid the issuance of, or, if issued, obtain the withdrawal of (i) any order stopping or suspending the effectiveness of a Registration Statement, or (ii) any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, at the earliest practicable moment.

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(f) Furnish to each Holder, without charge, at least one conformed copy of each such Registration Statement and each amendment thereto, including financial statements and schedules, all documents incorporated or deemed to be incorporated therein by reference to the extent requested by such Person, and all exhibits to the extent requested by such Person (including those previously furnished or incorporated by reference) promptly after the filing of such documents with the Commission, provided that any such item which is available on the EDGAR system (or successor thereto) need not be furnished in physical form.

(g) Subject to the terms of this Agreement, the Company hereby consents to the use of such Prospectus and each amendment or supplement thereto by each of the selling Holders in connection with the offering and sale of the Registrable Securities covered by such Prospectus and any amendment or supplement thereto, except after the giving of any notice pursuant to Section 3(d).

(h) Prior to any resale of Registrable Securities by a Holder, use its commercially reasonable efforts to register or qualify or cooperate with the selling Holders in connection with the registration or qualification (or exemption from the Registration or qualification) of such Registrable Securities for the resale by the Holder under the securities or Blue Sky laws of such jurisdictions within the United States as any Holder reasonably requests in writing, to keep each registration or qualification (or exemption therefrom) effective during the Effectiveness Period and to do any and all other acts or things reasonably necessary to enable the disposition in such jurisdictions of the Registrable Securities covered by each Registration Statement, provided that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified, subject the Company to any material tax in any such jurisdiction where it is not then so subject or file a general consent to service of process in any such jurisdiction.

(i) If requested by a Holder, cooperate with such Holder to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be delivered to a transferee pursuant to a Registration Statement, which certificates shall be free, to the extent permitted by the Purchase Agreement, of all restrictive legends, and to enable such Registrable Securities to be in such denominations and registered in such names as any such Holder may request.

(j) Upon the occurrence of any event contemplated by Section 3(d), as promptly as reasonably possible under the circumstances taking into account the Company’s good faith assessment of any adverse consequences to the Company and its stockholders of the premature disclosure of such event, prepare a supplement or amendment, including a post-effective amendment, to a Registration Statement or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, neither a Registration Statement nor such Prospectus will contain an untrue statement of a material fact or omit to state a material fact

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required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. If the Company notifies the Holders in accordance with clauses (iii) through (vi) of Section 3(d) above to suspend the use of any Prospectus until the requisite changes to such Prospectus have been made, then the Holders shall suspend use of such Prospectus. The Company will use its best efforts to ensure that the use of the Prospectus may be resumed as promptly as is practicable. The Company shall be entitled to exercise its right under this Section 3(j) to suspend the availability of a Registration Statement and Prospectus, subject to the payment of liquidated damages otherwise required pursuant to Section 2(d), for a period not to exceed 60 calendar days (which need not be consecutive days) in any 12-month period.

(k) Otherwise use commercially reasonable efforts to comply with all applicable rules and regulations of the Commission under the Securities Act and the Exchange Act, including, without limitation, Rule 172 under the Securities Act, file any final Prospectus, including any supplement or amendment thereof, with the Commission pursuant to Rule 424 under the Securities Act, promptly inform the Holders in writing if, at any time during the Effectiveness Period, the Company does not satisfy the conditions specified in Rule 172 and, as a result thereof, the Holders are required to deliver a Prospectus in connection with any disposition of Registrable Securities and take such other actions as may be reasonably necessary to facilitate the registration of the Registrable Securities hereunder.

(l) The Company shall use its best efforts to maintain eligibility for use of Form S-3 (or any successor form thereto) for the registration of the resale of Registrable Securities.

(m) The Company may require each selling Holder to furnish to the Company a certified statement as to the number of shares of Common Stock beneficially owned by such Holder and, if required by the Commission, the natural persons thereof that have voting and dispositive control over the shares. During any periods that the Company is unable to meet its obligations hereunder with respect to the registration of the Registrable Securities solely because any Holder fails to furnish such information within three Trading Days of the Company’s request, any liquidated damages that are accruing at such time as to such Holder only shall be tolled and any Event that may otherwise occur solely because of such delay shall be suspended as to such Holder only, until such information is delivered to the Company.

4. Registration Expenses. All fees and expenses incident to the performance of or compliance with, this Agreement by the Company shall be borne by the Company whether or not any Registrable Securities are sold pursuant to a Registration Statement. The fees and expenses referred to in the foregoing sentence shall include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses of the Company’s counsel and independent registered public accountants) (A) with respect to filings made with the Commission, (B) with respect to filings required to

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be made with any Trading Market on which the Common Stock is then listed for trading, and (C) in compliance with applicable state securities or Blue Sky laws reasonably agreed to by the Company in writing (including, without limitation, fees and disbursements of counsel for the Company in connection with Blue Sky qualifications or exemptions of the Registrable Securities), (ii) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities), (iii) messenger, telephone and delivery expenses, (iv) fees and disbursements of counsel for the Company, (v) Securities Act liability insurance, if the Company so desires such insurance, and (vi) fees and expenses of all other Persons retained by the Company in connection with the consummation of the transactions contemplated by this Agreement. In addition, the Company shall be responsible for all of its internal expenses incurred in connection with the consummation of the transactions contemplated by this Agreement (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit and the fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange as required hereunder. In no event shall the Company be responsible for any broker or similar commissions of any Holder or, except to the extent provided for in the Transaction Documents, any legal fees or other costs of the Holders.

5. Indemnification.

(a) Indemnification by the Company. The Company shall, notwithstanding any termination of this Agreement, indemnify and hold harmless each Holder, the officers, directors, members, managers, partners, agents and employees (and any other Persons with a functionally equivalent role of a Person holding such titles, notwithstanding a lack of such title or any other title) of each of them, each Person who controls any such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, members, managers, stockholders, partners, agents and employees (and any other Persons with a functionally equivalent role of a Person holding such titles, notwithstanding a lack of such title or any other title) of each such controlling Person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable attorneys’ fees) and expenses (collectively, “Losses”), as incurred, arising out of or relating to (1) any untrue or alleged untrue statement of a material fact contained in a Registration Statement, any Prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading or (2) any violation by the Company of the Securities Act, the Exchange Act or any state securities law, or any rule or regulation thereunder, in connection with the performance of its obligations under this Agreement, except to the extent, but only to the extent, that (i) such untrue statements or omissions are based upon information regarding such Holder furnished in writing to the Company by such Holder expressly for use

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therein, or to the extent that such information relates to such Holder or such Holder’s proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by such Holder expressly for use in a Registration Statement, such Prospectus or in any amendment or supplement thereto (it being understood that the Holder has approved Annex A hereto for this purpose) or (ii) in the case of an occurrence of an event of the type specified in Section 3(d)(iii)-(vi), the use by such Holder of an outdated, defective or otherwise unavailable Prospectus after the Company has notified such Holder in writing that the Prospectus is outdated, defective or otherwise unavailable for use by such Holder and prior to the receipt by such Holder of the Advice contemplated in Section 6(c). The Company shall notify the Holders promptly of the institution, threat or assertion of any Proceeding arising from or in connection with the transactions contemplated by this Agreement of which the Company is aware. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such indemnified person and shall survive the transfer of any Registrable Securities by any of the Holders in accordance with Section 6(f).

(b) Indemnification by Holders. Each Holder shall, severally and not jointly, indemnify and hold harmless the Company, its directors, officers, agents and employees, each Person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling Persons, to the fullest extent permitted by applicable law, from and against all Losses, as incurred, to the extent arising out of or based solely upon: any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any Prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading (i) to the extent, but only to the extent, that such untrue statement or omission is contained in any information so furnished in writing by such Holder to the Company expressly for inclusion in such Registration Statement or such Prospectus or (ii) to the extent, but only to the extent, that such information relates to such Holder’s information provided in the Selling Stockholder Questionnaire or the proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by such Holder expressly for use in a Registration Statement (it being understood that the Holder has approved Annex A hereto for this purpose), such Prospectus or in any amendment or supplement thereto. In no event shall the liability of a selling Holder be greater in amount than the dollar amount of the proceeds (net of all expenses paid by such Holder in connection with any claim relating to this Section 5 and the amount of any damages such Holder has otherwise been required to pay by reason of such untrue statement or omission) received by such Holder upon the sale of the Registrable Securities included in the Registration Statement giving rise to such indemnification obligation.

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(c) Conduct of Indemnification Proceedings. If any Proceeding shall be brought or asserted against any Person entitled to indemnity hereunder (an “Indemnified Party”), such Indemnified Party shall promptly notify the Person from whom indemnity is sought (the “Indemnifying Party”) in writing, and the Indemnifying Party shall have the right to assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all fees and expenses incurred in connection with defense thereof, provided that the failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations or liabilities pursuant to this Agreement, except (and only) to the extent that it shall be finally determined by a court of competent jurisdiction (which determination is not subject to appeal or further review) that such failure shall have materially and adversely prejudiced the Indemnifying Party.

An Indemnified Party shall have the right to employ separate counsel in any such Proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party or Parties unless: (1) the Indemnifying Party has agreed in writing to pay such fees and expenses, (2) the Indemnifying Party shall have failed promptly to assume the defense of such Proceeding and to employ counsel reasonably satisfactory to such Indemnified Party in any such Proceeding, or (3) the named parties to any such Proceeding (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party, and counsel to the Indemnified Party shall reasonably believe that a material conflict of interest is likely to exist if the same counsel were to represent such Indemnified Party and the Indemnifying Party (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense thereof and the reasonable fees and expenses of no more than one separate counsel shall be at the expense of the Indemnifying Party). The Indemnifying Party shall not be liable for any settlement of any such Proceeding effected without its written consent, which consent shall not be unreasonably withheld or delayed. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending Proceeding in respect of which any Indemnified Party is a party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such Proceeding and does not include any admission as to fault, culpability or failure to act on the part of such Indemnified Party.

Subject to the terms of this Agreement, all reasonable fees and expenses of the Indemnified Party (including reasonable fees and expenses to the extent incurred in connection with investigating or preparing to defend such Proceeding in a manner not inconsistent with this Section) shall be paid to the Indemnified Party, as incurred, within ten Trading Days of written notice thereof to the Indemnifying Party, provided that the Indemnified Party shall promptly reimburse the Indemnifying Party for that portion of such fees and expenses applicable to such actions for which such Indemnified Party is finally determined by a court of competent jurisdiction (which determination is not subject to appeal or further review) not to be entitled to indemnification hereunder.

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(d) Contribution. If the indemnification under Section 5(a) or 5(b) is unavailable to an Indemnified Party or insufficient to hold an Indemnified Party harmless for any Losses, then each Indemnifying Party shall contribute to the amount paid or payable by such Indemnified Party, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include, subject to the limitations set forth in this Agreement, any reasonable attorneys’ or other fees or expenses incurred by such party in connection with any Proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in this Section was available to such party in accordance with its terms.

The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 5(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph. In no event shall the contribution obligation of a Holder of Registrable Securities be greater in amount than the dollar amount of the proceeds (net of all expenses paid by such Holder in connection with any claim relating to this Section 5 and the amount of any damages such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission) received by it upon the sale of the Registrable Securities giving rise to such contribution obligation.

The indemnity and contribution agreements contained in this Section are in addition to any liability that the Indemnifying Parties may have to the Indemnified Parties.

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6. Miscellaneous.

(a) Remedies. In the event of a breach by the Company or by a Holder of any of their respective obligations under this Agreement, each Holder or the Company, as the case may be, in addition to being entitled to exercise all rights granted by law and under this Agreement, including recovery of damages, shall be entitled to specific performance of its rights under this Agreement. Each of the Company and each Holder agrees that monetary damages would not provide adequate compensation for any losses incurred by reason of a breach by it of any of the provisions of this Agreement and hereby further agrees that, in the event of any action for specific performance in respect of such breach, it shall not assert or shall waive the defense that a remedy at law would be adequate.

(b) No Piggyback on Registrations; Prohibition on Filing Other Registration Statements. Except as set forth on Schedule 6(b) attached hereto, neither the Company nor any of its security holders (other than the Holders in such capacity pursuant hereto) may include securities of the Company in any Registration Statements other than the Registrable Securities. Except with respect to any registration statement containing the Proxy Statement, the Company shall not file any other registration statements, other than on Form S-8, until all Registrable Securities are registered pursuant to a Registration Statement that is declared effective by the Commission, provided that this Section 6(b) shall not prohibit the Company from filing amendments to registration statements filed prior to the date of this Agreement so long as no new securities are registered on any such existing registration statements.

(c) Discontinued Disposition. By its acquisition of Registrable Securities, each Holder agrees that, upon receipt of a notice from the Company of the occurrence of any event of the kind described in Section 3(d)(iii) through (vi), such Holder will forthwith discontinue disposition of such Registrable Securities under a Registration Statement until it is advised in writing (the “Advice”) by the Company that the use of the applicable Prospectus (as it may have been supplemented or amended) may be resumed. The Company will use its best efforts to ensure that the use of the Prospectus may be resumed as promptly as is practicable. The Company agrees and acknowledges that any periods during which the Holder is required to discontinue the disposition of the Registrable Securities hereunder shall be subject to the provisions of Section 2(d).

(d) Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the same shall be in writing and signed by the Company and the Holders of 67% or more of the then outstanding Registrable Securities (for purposes of clarification, this includes any Registrable Securities issuable upon exercise or conversion of any Security), provided that, if any amendment, modification or waiver disproportionately and adversely impacts a Holder (or group of Holders), the consent of such disproportionately impacted Holder (or group of Holders) shall be required. If a Registration Statement does not register all of the Registrable Securities pursuant to a waiver or amendment done in compliance with the previous sentence, then the number of Registrable Securities to be registered for each Holder shall be reduced pro rata among all Holders and each Holder shall have the right to designate which of its Registrable Securities shall be omitted from such Registration Statement. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of a Holder or some Holders and that does not directly or indirectly affect the rights of other Holders may be given only by such Holder or Holders of all of the Registrable Securities to which

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such waiver or consent relates; provided, however, that the provisions of this sentence may not be amended, modified, or supplemented except in accordance with the provisions of the first sentence of this Section 6(d). No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of this Agreement unless the same consideration also is offered to all of the parties to this Agreement.

(e) Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be delivered as set forth in the Purchase Agreement.

(f) Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties and shall inure to the benefit of each Holder. The Company may not assign (except by merger) its rights or obligations hereunder without the prior written consent of all of the Holders of the then outstanding Registrable Securities. Each Holder may assign their respective rights hereunder in the manner and to the Persons as permitted under Section 5.7 of the Purchase Agreement.

(g) No Inconsistent Agreements. Neither the Company nor any of its Subsidiaries has entered, as of the date hereof, nor shall the Company or any of its Subsidiaries, on or after the date of this Agreement, enter into any agreement with respect to its securities, that would have the effect of impairing the rights granted to the Holders in this Agreement or otherwise conflicts with the provisions hereof. Except as set forth on Schedule 6(i), neither the Company nor any of its Subsidiaries has previously entered into any agreement granting any registration rights with respect to any of its securities to any Person that have not been satisfied in full.

(h) Execution and Counterparts. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

(i) Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be determined in accordance with the provisions of the Purchase Agreement.

(j) Cumulative Remedies. The remedies provided herein are cumulative and not exclusive of any other remedies provided by law.

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(k) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

(l) Headings. The headings in this Agreement are for convenience only, do not constitute a part of the Agreement and shall not be deemed to limit or affect any of the provisions hereof.

(m) Independent Nature of Holders’ Obligations and Rights. The obligations of each Holder hereunder are several and not joint with the obligations of any other Holder hereunder, and no Holder shall be responsible in any way for the performance of the obligations of any other Holder hereunder. Nothing contained herein or in any other agreement or document delivered at any closing, and no action taken by any Holder pursuant hereto or thereto, shall be deemed to constitute the Holders as a partnership, an association, a joint venture or any other kind of group or entity, or create a presumption that the Holders are in any way acting in concert or as a group or entity with respect to such obligations or the transactions contemplated by this Agreement or any other matters, and the Company acknowledges that the Holders are not acting in concert or as a group, and the Company shall not assert any such claim, with respect to such obligations or transactions. Each Holder shall be entitled to protect and enforce its rights, including without limitation the rights arising out of this Agreement, and it shall not be necessary for any other Holder to be joined as an additional party in any proceeding for such purpose. The use of a single agreement with respect to the obligations of the Company contained was solely in the control of the Company, not the action or decision of any Holder, and was done solely for the convenience of the Company and not because it was required or requested to do so by any Holder. It is expressly understood and agreed that each provision contained in this Agreement is between the Company and a Holder, solely, and not between the Company and the Holders collectively and not between and among Holders.

********************

(Signature Pages Follow)

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IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first written above.

DIGITAL WORLD ACQUISITION CORP.

By:
Name: Patrick Orlando
Title: Chief Executive Officer

[SIGNATURE PAGE OF HOLDERS FOLLOWS]

[SIGNATURE PAGE OF HOLDERS TO DIGITAL WORLD ACQUISITION CORP. RRA]

Name of Holder: __________________________

Signature of Authorized Signatory of Holder: __________________________

Name of Authorized Signatory: _________________________

Title of Authorized Signatory: __________________________

Annex A

Plan of Distribution

Each Selling Stockholder (the “Selling Stockholders”) of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the principal Trading Market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling securities:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	in transactions through broker-dealers that agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per security;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the securities or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the

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rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

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SELLING SHAREHOLDERS

The common stock being offered by the selling shareholders are issuable upon conversion of shares of Series A Convertible Preferred Stock previously issued to the selling shareholders. For additional information regarding the issuances of those securities, see “Private Placement of Shares of Series A Convertible Preferred Stock” above. We are registering the shares of common stock issuable upon conversion of shares of Series A Convertible Preferred Stock in order to permit the selling shareholders to offer the shares of common stock for resale from time to time. Except for the ownership of the shares Series A Convertible Preferred Stock (and common stock issuable upon conversion thereof), the selling shareholders have not had any material relationship with us within the past three years.

The table below lists the selling shareholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling shareholders. The second column lists the number of shares of common stock beneficially owned by each selling shareholder, based on its ownership of the shares of common stock, as of ________, 20__, assuming conversion of the Series A Convertible Preferred Stock held by the selling shareholders on that date, without regard to any limitations on conversions.

The third column lists the shares of common stock being offered by this prospectus by the selling shareholders.

In accordance with the terms of a registration rights agreement with the selling shareholders, this prospectus generally covers the resale of the sum of (i) the number of shares of common stock issuable upon conversion of shares of Series A Convertible Preferred Stock previously issued to the selling shareholders in the “Private Placement of Shares of Series A Convertible Preferred Stock” described above, determined as if the outstanding shares of Series A Convertible Preferred Stock were converted in full as of the trading day immediately preceding the date this registration statement was initially filed with the SEC, as of the trading day immediately preceding the applicable date of determination and all subject to adjustment as provided in the registration right agreement, without regard to any limitations on the conversion of the Series A Convertible Preferred Stock. The fourth column assumes the sale of all of the shares offered by the selling shareholders pursuant to this prospectus.

Under the terms of any shares of Series A Convertible Preferred Stock held by selling shareholders, a selling shareholder may not convert any such shares of Series A Convertible Preferred Stock to the extent such conversion would cause such selling shareholder, together with its affiliates and attribution parties, to beneficially own a number of shares of common stock which would exceed 4.99% or 9.99%, as applicable, of our then outstanding common stock following such conversion, excluding for purposes of such determination shares of common stock issuable upon conversion of such shares of Series A Convertible Preferred Stock which have not been converted. The number of shares in the second and fourth columns do not reflect this limitation. The selling shareholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

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Name of Selling Shareholder	Number of shares of Common Stock Owned Prior to Offering	Maximum Number of shares of Common Stock to be Sold Pursuant to this Prospectus	Number of shares of Common Stock Owned After Offering

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Annex C

DIGITAL WORLD ACQUISITION CORP.

Selling Stockholder Notice and Questionnaire

The undersigned beneficial owner of common stock (the “Registrable Securities”) of Digital World Acquisition Corp., a Delaware corporation (the “Company”), understands that the Company has filed or intends to file with the Securities and Exchange Commission (the “Commission”) a registration statement (the “Registration Statement”) for the registration and resale under Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”), of the Registrable Securities, in accordance with the terms of the Registration Rights Agreement (the “Registration Rights Agreement”) to which this document is annexed. A copy of the Registration Rights Agreement is available from the Company upon request at the address set forth below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Registration Rights Agreement.

Certain legal consequences arise from being named as a selling stockholder in the Registration Statement and the related prospectus. Accordingly, holders and beneficial owners of Registrable Securities are advised to consult their own securities law counsel regarding the consequences of being named or not being named as a selling stockholder in the Registration Statement and the related prospectus.

NOTICE

The undersigned beneficial owner (the “Selling Stockholder”) of Registrable Securities hereby elects to include the Registrable Securities owned by it in the Registration Statement.

The undersigned hereby provides the following information to the Company and represents and warrants that such information is accurate:

QUESTIONNAIRE

1.	Name.

	(a)	Full Legal Name of Selling Stockholder

	(b)	Full Legal Name of Registered Holder (if not the same as (a) above) through which Registrable Securities are held:

	(c)	Full Legal Name of Natural Control Person (which means a natural person who directly or indirectly alone or with others has power to vote or dispose of the securities covered by this Questionnaire):

2. Address for Notices to Selling Stockholder:

Telephone:

Fax:

Contact Person:

3. Broker-Dealer Status:

(a)	Are you a broker-dealer?

Yes  ☐            No  ☐

(b)	If “yes” to Section 3(a), did you receive your Registrable Securities as compensation for investment banking services to the Company?

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Yes  ☐            No  ☐

Note:	If “no” to Section 3(b), the Commission’s staff has indicated that you should be identified as an underwriter in the Registration Statement.

(c)	Are you an affiliate of a broker-dealer?

Yes  ☐            No  ☐

(d)

If you are an affiliate of a broker-dealer, do you certify that you purchased the Registrable Securities in the ordinary course of business, and at the time of the purchase of the Registrable Securities to be resold, you had no agreements or understandings, directly or indirectly, with any person to distribute the Registrable Securities?

Yes  ☐            No  ☐

Note:	If “no” to Section 3(d), the Commission’s staff has indicated that you should be identified as an underwriter in the Registration Statement.

4. Beneficial Ownership of Securities of the Company Owned by the Selling Stockholder.

Except as set forth below in this Item 4, the undersigned is not the beneficial or registered owner of any securities of the Company other than the securities issuable pursuant to the Purchase Agreement.

(a)	Type and Amount of other securities beneficially owned by the Selling Stockholder:

(b)       Pledged Securities. If any of such securities have been pledged or otherwise deposited as collateral or are the subject matter of any voting trust or other similar agreement or of any contract providing for the sale or other disposition of such securities, please give the details thereof.

Answer:  ☐            Yes  ☐     No

If “Yes,” please describe:

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5. Relationships with the Company:

Except as set forth below, neither the undersigned nor any of its affiliates, officers, directors or principal equity holders (owners of 5% of more of the equity securities of the undersigned) has held any position or office or has had any other material relationship with the Company (or its predecessors or affiliates) during the past three years.

State any exceptions here:

The undersigned agrees to promptly notify the Company of any material inaccuracies or changes in the information provided herein that may occur subsequent to the date hereof at any time while the Registration Statement remains effective; provided, that the undersigned shall not be required to notify the Company of any changes to the number of securities held or owned by the undersigned or its affiliates.

By signing below, the undersigned consents to the disclosure of the information contained herein in its answers to Items 1 through 5 and the inclusion of such information in the Registration Statement and the related prospectus and any amendments or supplements thereto. The undersigned understands that such information will be relied upon by the Company in connection with the preparation or amendment of the Registration Statement and the related prospectus and any amendments or supplements thereto.

IN WITNESS WHEREOF the undersigned, by authority duly given, has caused this Notice and Questionnaire to be executed and delivered either in person or by its duly authorized agent.

Date:	Beneficial Owner:

By:
Name:
Title:

PLEASE FAX A COPY (OR EMAIL A .PDF COPY) OF THE COMPLETED AND EXECUTED NOTICE AND QUESTIONNAIRE TO:

4

Exhibit 99.1

Trump Media & Technology Group Corp. and Digital World Acquisition Corp. Announce $1 Billion “PIPE” Investment in Committed Capital to Fund Business

December 04, 2021 12:35 ET | Source: Trump Media & Technology Group

PALM BEACH, Fla., Dec. 04, 2021 (GLOBE NEWSWIRE) — Trump Media & Technology Group Corp. (“TMTG”) and Digital World Acquisition Corp. (Nasdaq: DWAC), today announced that Digital World Acquisition Corp. (“DWAC”) has entered into subscription agreements for $1 billion in committed capital to be received upon consummation of their business combination (the “PIPE”) from a diverse group of institutional investors.

President Donald J. Trump, Chairman of TMTG, stated, “$1 billion sends an important message to Big Tech that censorship and political discrimination must end. America is ready for TRUTH Social, a platform that will not discriminate on the basis of political ideology. As our balance sheet expands, TMTG will be in a stronger position to fight back against the tyranny of Big Tech.”

Patrick Orlando, Chairman and CEO of Digital World Acquisition Corp., commented, “Our focus on delivering public shareholder value drives our decision-making and by accepting these commitments for a strategic infusion of growth capital, we believe the combined company can grow on an incredibly strong foundation. The liquidity that will be provided to the combined company balance sheet, in excess of the up to $293 million (less expenses) that DWAC may provide, should fortify the strategic positioning of TMTG. I am confident that TMTG can effectively deploy this capital to accelerate and strengthen the execution of its business, including by continuing to attract top talent, hire top technology providers, and roll out significant advertising and business development campaigns.”

Together, the transaction will provide estimated proceeds of approximately $1.25 billion (after deducting estimated deal expenses), assuming full delivery of the amount of cash held in trust by DWAC, to be used to fund operations of the combined entity. The per-share conversion price of the fully committed convertible preferred stock PIPE transaction represents a 20% discount to DWAC’s volume-weighted average closing price (“VWAP”) for the five trading days prior to and including December 1, 2021, subject to downward adjustment. If the VWAP of the combined entity for the 10 trading days after the closing of the business combination (“Closing VWAP”) is at or above $56, no downward adjustment will occur. If the Closing VWAP is below $56, then the conversion price shall be adjusted to the greater of a 40% discount to the Closing VWAP and the floor price of $10.00. The PIPE financing is subject to customary closing conditions, including stockholder and regulatory approval, and is expected to close upon or shortly after the consummation of the business combination.

Exclusive Placement Agent

EF Hutton, division of Benchmark Investments, LLC, is serving as exclusive placement agent and capital markets advisor to DWAC.

Trump Media & Technology Group Corp.

Trump Media & Technology Group Corp. is a social media and technology company. TRUTH Social, TMTG’s forthcoming social media platform, will provide an outlet that encourages open global conversation without discrimination on the basis of political ideology. TMTG+, the company’s subscription-based video streaming service, is expected to include access to non-woke entertainment, news, documentaries, podcasts and more. To learn more, please visit www.tmtgcorp.com.

About Digital World Acquisition Corp. (NASDAQ: DWAC)

Digital World Acquisition Corp. completed its initial public offering in September 2021, raising approximately $293 million in cash proceeds for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. DWAC’s strategy is to identify and complete business combinations with technology-focused, market leading companies.

Proposed Business Combination

DWAC announced a definitive merger agreement with TMTG on October 20, 2021. Upon a successful merger completion, DWAC shareholders will become shareholders in the public company, TMTG. For more information on DWAC, please visit www.dwacspac.com. Additional information about the proposed business combination, including a copy of the merger agreement, is available in a Current Report on Form 8-K filed by DWAC with the U.S. Securities and Exchange Commission (the “SEC”) and at www.sec.gov.

Participants in the Proposed Business Combination Solicitation

DWAC, TMTG and their respective directors, executive officers, other members of management and employees may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the proposed business combination. Investors and securityholders may obtain more detailed information regarding the names and interests in the business combination of the Company’s directors and officers in the Company’s filings with the SEC, including the registration statement on Form S-4 (the “Registration Statement”) to be filed with the SEC, and such information with respect to TMTG’s directors and executive officers will also be included in the Registration Statement.

Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed PIPE and the proposed business combination between TMTG and the Company, including without limitation statements regarding the anticipated benefits of the PIPE and the business combination, the anticipated timing of the PIPE and the business combination, the implied enterprise value, future financial condition and performance of TMTG and the combined company after the closing and expected financial impact of the PIPE and the business combination, the satisfaction of closing conditions to the PIPE and the business combination, the level of redemptions of the Company’s public stockholders, the products and markets and expected future performance and market opportunities of TMTG. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the PIPE or the business combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities; (ii) the risk that the business combination may not be completed by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company; (iii) the failure to satisfy the conditions to the consummation of the PIPE or the business combination, including the approval of the PIPE and the merger agreement by the stockholders of the Company; (iv) the potential lack of a third-party fairness opinion in determining whether or not to pursue the proposed business combination; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (vi) the failure to achieve the minimum amount of cash available following any redemptions by Company stockholders; (vii) redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions; (viii) the effect of the announcement or pendency of the PIPE or the business combination on TMTG’s business relationships, operating results, and business generally; (ix) risks that the proposed business combination disrupts current plans and operations of TMTG; (x) the outcome of any legal proceedings that may be instituted against TMTG or against the Company related to the PIPE, the merger agreement or the proposed business combination; (xi) the risk of any investigations by the SEC or other regulatory authority relating to the PIPE, the merger agreement or the business combination and the impact they may have on consummating the transactions; (xii) changes in the digital advertising markets in which TMTG competes, including with respect to its competitive landscape, technology evolution or regulatory changes; (xiii) changes in domestic and global general economic conditions; (xiv) the risk that TMTG may not be able to execute its growth strategies; (xv) risks related to the ongoing COVID-19 pandemic and response; (xvi) the risk that TMTG may not be able to develop and maintain effective internal controls; (xvii) the costs related to the PIPE and the business combination and the failure to realize anticipated benefits of the business combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions; and (xviii) those factors discussed in the Company’s filings with the SEC and that that will be contained in the Registration Statement relating to the proposed business combination. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the Registration Statement and other documents to be filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while TMTG and the Company may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither of TMTG or the Company gives any assurance that TMTG or the Company, or the combined company, will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed PIPE and the proposed business combination, the Company intends to file with the SEC a Form 8-K and the Registration Statement, which will include a preliminary proxy statement/prospectus and a proxy statement/prospectus. The Company’s stockholders and other interested persons are advised to read, when available, the Registration Statement, including the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the business combination, as these materials will contain important information about the Company, TMTG, the merger agreement and the business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the business combination will be mailed to stockholders of the Company as of a record date to be established for voting on the business combination. Stockholders of the Company will also be able to obtain copies of the Registration Statement, the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Digital World Acquisition Corp., 78 SW 7th Street, Miami, FL 33130.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Investor Relations Contact:

MZ Group – North America

investorrelations@tmtgcorp.com

Media Contacts:

press@tmtgcorp.com

media@dwacspac.com

Exhibit 99.2

TMTG

TRUMP MEDIA & TECHNOLOGY GROUP

DIGITAL WORLD ACQUISITION CORP

INVESTOR PRESENTATION

NOVEMBER 2021

EFHutton

STRICTLY PRIVATE AND CONFIDENTIAL

Exhibit 99.2 INVESTOR PRESENTATION NOVEMBER 2021 STRICTLY PRIVATE AND CONFIDENTIAL

Disclaimer and Risk Factors General. This presentation (this “Presentation”) does not constitute an offer or invitation or recommendation for the sale or purchase of securities and has been prepared solely for informational purposes. This Presentation is in no way meant to solicit any action from any particular investor or institution and does not consider the specific investment objectives, financial situation, or needs of a specific recipient. Further, such material may be insufficient to form the basis of an investment decision and does not constitute nor should it be construed as research, investment advice, or an invitation to conduct any investment business. The information contained in this Presentation has been prepared to assist interested parties in making their own evaluation with respect to (i) the proposed transaction (the “Transaction”) between Digital World Acquisition Corp. (the “Company” or “DWAC”) and Trump Media & Technology Group Corp. (“TMTG”) and (ii) DWAC’s proposed private offering of public equity (the “PIPE Offering”), and for no other purpose. This Presentation is subject to updating, completion, revision, verification and further amendment. None of DWAC, TMTG, or their respective affiliates has authorized anyone to provide interested parties with additional or different information. No securities regulatory authority has expressed an opinion about the securities discussed in this Presentation and it is an offense to claim otherwise. While DWAC, TMTG, and their respective affiliates have provided the information contained herein in good faith and with reasonable care, such information does not purport to be all-inclusive or contain all of the information that may be required to make a full analysis of TMTG, the Transaction or the PIPE Offering, and each reader and each prospective investor is encouraged to obtain separate and independent verification of the information, opinions, and financial projections contained herein. Nothing herein shall be deemed to constitute investment, legal, tax, financial, accounting or other advice, and you should consult with your own attorney, business advisor and tax advisor as to legal, business, tax and other matters related hereto. No representations or warranties, express or implied, are given in, or in respect of, this Presentation or any of the information contained herein. The information does not necessarily reflect, and should not be construed as, the opinion or belief of DWAC, TMTG, and their respective affiliates. Confidentiality. The purpose of this Presentation is to provide information to assist in obtaining a general understanding of DWAC, TMTG, the Transaction and the PIPE Offering. This information is being distributed to you on a confidential basis. By receiving this information, you and your affiliates agree to maintain the confidentiality of the information contained herein or sent herewith or made available in connection with further inquiries and that no portion of this Presentation may be reproduced in whole or in part and that neither this Presentation nor any of its contents may be given or disclosed to any third party without the express written permission of DWAC and TMTG and that the information contained herein is subject to the terms of any confidentiality agreement entered into with DWAC and TMTG. Any reproduction or distribution of this Presentation, in whole or in part, or the disclosure of its contents, without the prior written consent of DWAC and TMTG is prohibited. By accepting this Presentation, each recipient agrees: (i) to maintain the confidentiality of all information that is contained in this Presentation and not already in the public domain, and (ii) to use this Presentation for the sole purpose of evaluating the Transaction and the PIPE Offering. Forward-Looking Information. This Presentation contains, and our responses to various questions may include, certain forward-looking statements within the meaning of the federal securities laws with respect to the Transaction, including statements regarding the anticipated benefits of the Transaction, future financial condition and performance and business strategy of TMTG, market size estimates, and expected financial impacts of the Transaction (including future revenue and pro forma enterprise value), the PIPE Offering, the platform and markets and expected future growth and market opportunities of TMTG. All statements contained in this Presentation other than statements of historical facts, including statements regarding our future results of operations and financial position, our business strategy and plans and our objectives for future operations, are forward-looking statements. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “scales,” “representative of,” “valuation,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “continue” or “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events and financial trends that are based on our current expectations and projections about future events and financial trends that we believe may affect our financial conditions, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements, including market size estimates, among others, are subject to a number of risks uncertainties and assumptions. Given the very competitive and rapidly changing environment of the industry, new risks emerge from time to time and it is not possible to predict all risks, nor assess the impact of all factors on the business of DWAC or TMTG or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Any factors could cause actual future events to differ materially from the forward-looking statements in this Presentation, including but not limited to: (i) the risk that the Transaction may not be completed in a timely manner or at all, which may adversely affect the price of DWAC’s securities, (ii) the risk that the Transaction may not be completed by DWAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by DWAC, (iii) the failure to satisfy the conditions to the consummation of the Transaction, including the approval of the business combination agreement by the stockholders of DWAC and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third-party valuation in determining whether or not to pursue the Transaction, (v) the risk that the PIPE Offering is not completed, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (vi) the failure to achieve the minimum amount of cash available following any redemptions by DWAC stockholders, (vii) redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions, (viii) the effect of the announcement or pendency of the Transaction on TMTG’s business relationships, operating results, and business generally, (ix) risks that the Transaction disrupts current plans and operations of TMTG, (x) the outcome of any legal proceedings that may be instituted against TMTG or against DWAC related to the business combination agreement or the Transaction, (xi) the timing of the roll-out of TruthSocial, TMTG’s initial product, and its ability to generate users and advertisers, (xii) changes in domestic and global general economic conditions; (xiii) risk that TMTG may not be able to execute its growth strategies, (xiv) risks related to the ongoing COVID-19 pandemic and response, (xv) risk that TMTG may not be able to develop and maintain effective internal controls, (xvi) costs related to the Transaction and the failure to realize anticipated benefits of the Transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, and (xvii) and those factors discussed in DWAC’s filings with the Securities and Exchange Commission (the SEC ) and that that will be contained in the DWAC's registration statement relating to the Transaction. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties which will be more fully described in the “Risk Factors” section of the proxy statement discussed below and other documents filed by DWAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially and adversely from those contained in the forward-looking statements. TRUMP MEDIA & TECHNOLOGY GROUP | INVESTOR PRESENTATION | 2 Property of Trump Media & Technology Group Corp. | Strictly Private and Confidential. Not to be distributed to others without express prior consent.

Disclaimer and Risk Factors Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and TMTG and DWAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither TMTG nor DWAC gives any assurance that either TMTG or DWAC, or the combined company, will achieve its expectations and cannot guarantee future results, levels of activity, performance, achievements, trends, or events and circumstances reflected in the forward-looking statements will occur. Neither TMTG nor DWAC give any assurance that any investment in the PIPE Offering will be successful. Investments in private placements are speculative and involve a high degree of risk, including liquidity and volatility risk, and should only be considered as long-term investments. Past performance is no guarantee of future results. Accordingly, an investor must be prepared to withstand the possibility of a total loss of its investment. Use of Projections. The financial projections, estimates and targets in this Presentation are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond DWAC’s and TMTG’s control. While all financial projections, estimates and targets are necessarily speculative, DWAC and TMTG believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. The assumptions and estimates underlying the projected, expected or target results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the financial projections, estimates and targets. The inclusion of financial projections, estimates and targets in this Presentation should not be regarded as an indication that DWAC and TMTG, or their representatives, considered or consider the financial projections, estimates and targets to be a reliable prediction of future events. Industry And Market Data. This Presentation has been prepared by TMTG and includes market data and other statistical information from third-party sources. Although DWAC and TMTG believe these third-party sources are reliable as of their respective dates, none of DWAC, TMTG, or any of their respective affiliates has independently verified the accuracy or completeness of this information. Some data are also based on TMTG’s good faith estimates, which are derived from both internal sources and the third-party sources described above. None of DWAC, TMTG, their respective affiliates, nor their respective directors, officers, employees, members, partners, stockholders or agents make any representation or warranty with respect to the accuracy of such information. Additional Information and Where to Find It. This Presentation relates to the Transaction. This Presentation does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. DWAC intends to file a proxy statement with the SEC. The proxy statement will be sent to all DWAC stockholders. DWAC also will file other documents regarding the Transaction with the SEC. Before making any voting decision, DWAC’s investors and security holders are urged to read the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the Transaction as they become available because they will contain important information about the Transaction. Investors and security holders will be able to obtain free copies of the proxy statement and all other relevant documents filed or that will be filed with the SEC by DWAC through the website maintained by the SEC at www.sec.gov. The documents filed by DWAC with the SEC also may be obtained free of charge upon written request to Digital World Acquisition Corp., 78 SW 7th Street, Miami, FL 33130. Participants in Solicitation. DWAC, TMTG and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from DWAC’s stockholders in connection with the Transaction. A list of the names of such directors and executive officers and information regarding their interests in the Transaction will be contained in the proxy statement when available. You can find more information about DWAC’s directors and executive officers in DWAC’s final IPO prospectus filed with the SEC on September 8, 2021. You may obtain free copies of these documents as described in the preceding paragraph. Trademarks and Intellectual Property. All trademarks, service marks, and trade names of TMTG or DWAC or their respective affiliates used herein are trademarks, service marks, or registered trade names of TMTG or DWAC, respectively, as noted herein. Any other product, company names, or logos mentioned herein are the trademarks and/or intellectual property of their respective owners, and their use is not alone intended to, and does not alone imply, a relationship with TMTG or DWAC, or an endorsement or sponsorship by or of TMTG or DWAC. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that TMTG, DWAC or the applicable rights owner will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names. TRUMP MEDIA & TECHNOLOGY GROUP | INVESTOR PRESENTATION | 3 Property of Trump Media & Technology Group Corp. | Strictly Private and Confidential. Not to be distributed to others without express prior consent.

Digital World Acquisition Corp. ▪ Chairman and CEO of Digital World Acquisition Corp. ▪ Director of Maquia Capital Acquisition Corp. ▪ CEO of Benessere Capital Acquisition Corp. ▪ CEO of Yunhong International ▪ Former CFO of Sucro Can Sourcing LLC ▪ Former Head of Structuring & Derivatives of BT Capital Markets, LLC ▪ Former Director of Emerging Markets Derivatives at Deutsche Bank Patrick Orlando Chairman and CEO ▪ Emerging Markets Derivatives at JP Morgan ▪ Degrees in Mechanical Engineering and Management Science from MIT TRUMP MEDIA & TECHNOLOGY GROUP | INVESTOR PRESENTATION | 4 Property of Trump Media & Technology Group Corp. | Strictly Private and Confidential. Not to be distributed to others without express prior consent.

Transaction Overview

Key Highlights

Pro Forma Ownership

	Shares (in Millions based on $10/share)		Shares (in Millions assuming full earnout)	
DWAC Public Stockholders	28.8	12.8%	28.8	14.9%
DWAC Sponsor	8.3	3.7%	8.3	4.3%
TMTG Stockholders	87.5	38.9%	127.5	65.9%
Underwriter Shares	0.1	0.1%	0.1	0.1%
PIPE Investors	100.0	44.5%	13.7[1]	7.1%[1]
Public Warrants	0.0	0.0%	14.4	7.4%
Sponsor Private Placement Warrants	0.0	0.0%	0.6	0.3%
Total Shares	**224.7**	**100.0%**	**193.4**	**100.0%**

	Dollars (in Millions based on $10/share)	Dollars (in Millions assuming full earnout)
Sources:		
DWAC Cash In Trust	$293.3	$293.3
DWAC Sponsor	83.2	83.2
TMTG Equity Earnout Structure	0.0	2,910.4[1]
TMTG Fixed Equity Purchase Price	875.0	875.0
PIPE Proceeds	1,000.0	1,000.0[1]
Total	**$2,251.5**	**$5,161.9**
Uses:		
TMTG Rollover Equity	$875.0	$3,785.4[1]
Cash to Balance Sheet[3]	1,254.4	1,254.4
DWAC Sponsor	83.2	83.2
Fees & Expenses	38.8	38.8
Total	**$2,251.5**	**$5,156.9**
Valuation Summary		
Common Equity	$2,247.1	$12,984.6[1]
Warrants	0.0	553.4[1]
Total Equity Value	**$2,247.1**	**$13,538.1**
Net Cash	1,254.4	1,254.4
Enterprise Value	**$992.7**	**$12,283.6**

EFHutton

TRUMP MEDIA & TECHNOLOGY GROUP | INVESTOR PRESENTATION | 5

Transaction Overview Dollars Dollars Key Highlights (in Millions based (in Millions assuming on $10/share) full earnout) ▪ Digital World Acquisition Corp. (“DWAC”) intends to acquire Trump Media & Technology Sources: 2 Group (“TMTG”) at an initial purchase price of $875M in shares of DWAC with a potential DWAC Cash In Trust $293.3 $293.3 earnout of up to 40M shares DWAC Sponsor 83.2 83.2 ▪ Earnout structure consists of 15M shares at $15.00, 15M shares at $20.00 and 10M 1 TMTG Equity Earnout Structure 0.0 2,910.4 shares at $30.00 TMTG Fixed Equity Purchase Price 875.0 875.0 ▪ DWAC intends to raise approximately $1B in a PIPE at the closing of the transaction 1 PIPE Proceeds 1,000.0 1,000.0 ▪ Cash in Trust assumes no redemptions by DWAC public stockholders Total $2,251.5 $5,161.9 ▪ Expected transaction close is Q1 2022 Uses: 1 TMTG Rollover Equity $875.0 $3,785.4 Pro Forma Ownership 3 Cash to Balance Sheet 1,254.4 1,254.4 Shares Shares DWAC Sponsor 83.2 83.2 (in Millions based (in Millions assuming full Fees & Expenses 38.8 38.8 on $10/share) earnout) Total $2,251.5 $5,156.9 DWAC Public Stockholders 28.8 12.8% 28.8 14.9% DWAC Sponsor 8.3 3.7% 8.3 4.3% Valuation Summary 1 TMTG Stockholders 87.5 38.9% 127.5 65.9% Common Equity $2,247.1 $12,984.6 1 Underwriter Shares 0.1 0.1% 0.1 0.1% Warrants 0.0 553.4 1 1 Total Equity Value $2,247.1 $13,538.1 PIPE Investors 100.0 44.5% 13.7 7.1% Net Cash 1,254.4 1,254.4 Public Warrants 0.0 0.0% 14.4 7.4% Enterprise Value $992.7 $12,283.6 Sponsor Private Placement Warrants 0.0 0.0% 0.6 0.3% (1) Assumes current DWAC price of Class A common stock of $72.76 and current DWACW price of $37.04 as of 10/28/21 market close and price level is met for 20 of 30 trading days Total Shares 224.7 100.0% 193.4 100.0% (2) With each share valued at the price at which DWAC redeems its public stockholders (3) Excludes current TMTG cash on balance sheet TRUMP MEDIA & TECHNOLOGY GROUP | INVESTOR PRESENTATION | 5 Property of Trump Media & Technology Group Corp. | Strictly Private and Confidential. Not to be distributed to others without express prior consent.

A Mission Driven Organization TMTG will fight for the First Amendment protections and freedoms of all Americans, protect democracy, and defend capitalism Our Vision TMTG aspires to create a media powerhouse to rival the liberal media consortium and fight back against the “Big Tech” companies of Silicon Valley, who have used their unilateral power to silence opposing voices in America. In January 2021, “Big Tech” (Facebook, Twitter, and others) began to silence President Donald J. Trump and many other conservative voices. This is unacceptable. If Big Tech can censor the President of the United States, then they can censor anyone. To counter this liberal bias and dangerous exercise of tech monopoly censorship, Donald J. Trump and TMTG intend to create a media and technology company rooted in social media, digital streaming, information technology infrastructure, and more. In the year 2021, the media pendulum has swung dangerously far to the left. TMTG intends to even the playing field. TRUMP MEDIA & TECHNOLOGY GROUP | INVESTOR PRESENTATION | 6 Property of Trump Media & Technology Group Corp. | Strictly Private and Confidential. Not to be distributed to others without express prior consent.

Tech Monopoly Censorship Threatens Free Speech

What Happened to Freedom of Speech?

WHY AMAZON'S MOVE TO DROP PARLER IS A BIG DEAL FOR
FACEBOOK BANS PRESIDENT TRUMP FROM POSTING FOR THE REST
Stripe Stops Processing
For Trump Campaign Website
SUSPENDS PARLER
Wikipedia co-founder Larry Sanger slams the site's left wing 'woke' bias and claims its days of 'neutrality
Amazon Will Suspend Hosting
Pro-trump Social Network
TWITTER PERMANENTLY BANS PRESIDENT TRUMP

BANS

U.S. President

Suhail Shaheen.

MAINTAINS

Taliban Account

Back to School in a New Afghanistan.

EFHutton

TRUMP MEDIA & TECHNOLOGY GROUP | INVESTOR PRESENTATION | 7

Tech Monopoly Censorship Threatens Free Speech What Happened to Freedom of Speech? ...Liberal tech media outlets flex unilateral power to silence opposing voices U.S. President Taliban Account TRUMP MEDIA & TECHNOLOGY GROUP | INVESTOR PRESENTATION | 7 Property of Trump Media & Technology Group Corp. | Strictly Private and Confidential. Not to be distributed to others without express prior consent.

Market Opportunity To Disrupt Big Tech What if digital media wasn’t the FAANG monopoly? TRUMP MEDIA & TECHNOLOGY GROUP | INVESTOR PRESENTATION | 8 Property of Trump Media & Technology Group Corp. | Strictly Private and Confidential. Not to be distributed to others without express prior consent.

TMTG

TRUMP MEDIA & TECHNOLOGY GROUP

CORPORATE OVERVIEW

CORPORATE OVERVIEW TRUMP MEDIA & TECHNOLOGY GROUP | INVESTOR PRESENTATION | 9 Property of Trump Media & Technology Group Corp. | Strictly Private and Confidential. Not to be distributed to others without express prior consent.

Trump Media & Technology Group At-a-Glance

TRUTH SOCIAL

15M
Potential Monetizable Users

$?B
Long-Term Revenue Opportunity

VS

211M (Twitter)
Average monetizable daily active usage[1]

1.93B (facebook)
Daily Active Users[1]

TMTG
TRUMP MEDIA & TECHNOLOGY GROUP

TMTG+

10M
Potential Subscribers

$?B
Long-Term Revenue Opportunity

VS

214M (Netflix)
Paid Streaming Members[1]

116M (Disney+)
Paid Streaming Members[1]

32M (iHeart MEDIA)
US Monthly Listeners[2]

EFHutton
TRUMP MEDIA & TECHNOLOGY GROUP | INVESTOR PRESENTATION | 10

Trump Media & Technology Group At-a-Glance $?B $?B 15M 10M Potential Monetizable Long-Term Revenue Potential Subscribers Long-Term Revenue Users Opportunity Opportunity VS VS 1.93B 211M 214M 116M 32M 1 Daily Active Users Average monetizable daily Paid Streaming Paid Streaming US Monthly 1 1 1 2 active usage Members Members Listeners Source: SEC filings https://www.sec.gov/; (1) Figures as of Q3 2021 (2) Figures as of Q2 2021 TMTG figures based on management assumptions/projections through 2025 TRUMP MEDIA & TECHNOLOGY GROUP | INVESTOR PRESENTATION | 10 Property of Trump Media & Technology Group Corp. | Strictly Private and Confidential. Not to be distributed to others without express prior consent.

Investment Highlights Social media secular shift TMTG is poised to take advantage of an early-stage secular shift in social media Resilient ecosystem We’re engineering a resilient ecosystem with multiple redundancies supported by cloud-based architecture and a hyper-converged infrastructure Galvanized media universe We intend to capitalize on the massive global market opportunity for a diverging social media platform, one that can galvanize the conservative media universe while providing an inclusive, “Big Tent” community environment for all Scalable Potential high growth, high margin, and high ROIC economic model can be scalable, and potential equity financing helps mitigate financial risk Ad-based recurring subscription revenue $ Potential to achieve up to 15M monetizable social users and 10M digital streaming subscribers, which could lead to over $1B in revenue Note: TMTG figures based on management assumptions/projections through 2025 TRUMP MEDIA & TECHNOLOGY GROUP | INVESTOR PRESENTATION | 11 Property of Trump Media & Technology Group Corp. | Strictly Private and Confidential. Not to be distributed to others without express prior consent.

The History of US Media – Political Segmentation

Will social media soon follow?

1790's-1850's
Newspaper

By **1796**, two main political parties dominated the American landscape – Federalist Party and Democratic-Republican Party. Both parties had a completely separate network of newspapers, which catered to the political leanings of each constituency

1980's
Radio

Starting in **1987** with President Reagan's removal of the Fairness Doctrine, radio stations became politically aligned

August 1988
Rush Limbaugh launched the modern birth of conservative talk radio

1990's
Cable Television

June 1980
CNN launched

July 1996
MSNBC launched

October 1996
Fox News launched as the first conservative cable news competitor

2021
Social Media

January 8, 2021
President Donald J. Trump was banned from Twitter

January 9, 2021
Parler, a conservative social media app, became the #1 most downloaded app before being removed from Apple and Google stores

EFHutton

TRUMP MEDIA & TECHNOLOGY GROUP | INVESTOR PRESENTATION | 12

The History of US Media – Political Segmentation Newspapers, radio, and cable TV news have split along ideological lines Will social media soon follow? 1790’s-1850’s 1980’s 1990’s 2021 Newspaper Radio Cable Television Social Media By 1796, two main Starting in 1987 with President June 1980 January 8, 2021 political parties dominated Reagan’s removal of the CNN launched President Donald J. Trump the American landscape – Federalist Fairness Doctrine, radio stations was banned from Twitter Party and Democratic-Republican became politically aligned July 1996 January 9, 2021 Party. Both parties had a completely MSNBC launched Parler, a conservative social separate network of newspapers, August 1988 media app, became the #1 which catered to the political Rush Limbaugh launched the October 1996 most downloaded app leanings of each constituency modern birth of conservative Fox News launched as the before being removed from talk radio first conservative cable news Apple and Google stores Starting with the 1849 California competitor Gold Rush, the business model of new “Western” Newspapers was divided to such a degree that the new clients (i.e., Portland, Oregon) had a specific newspaper dedicated to differing political viewpoints TRUMP MEDIA & TECHNOLOGY GROUP | INVESTOR PRESENTATION | 12 Property of Trump Media & Technology Group Corp. | Strictly Private and Confidential. Not to be distributed to others without express prior consent.

An Industry Ripe for Further Segmentation

50M
US Population
1800's
225M
US Population
1980's
250M
US Population
1990's
330M
US Population
2021

EFHutton

TRUMP MEDIA & TECHNOLOGY GROUP | INVESTOR PRESENTATION | 13

An Industry Ripe for Further Segmentation TMTG intends to be a fountainhead of support for American freedoms as the first major rival to “Big Tech” 250M 330M 50M 225M US Population US Population US Population US Population 1800’s 1980’s 1990’s 2021 Source: approximate figures according to US Census Bureau 2020 census TRUMP MEDIA & TECHNOLOGY GROUP | INVESTOR PRESENTATION | 13 Property of Trump Media & Technology Group Corp. | Strictly Private and Confidential. Not to be distributed to others without express prior consent.

Trump’s Historic Social Media Following 89M 146M Total Followers 33M 24M . Source: approximate figures as of January 2021 according to Facebook, Twitter and Instagram; total followers may be lower due to overlap across platforms and potential multiple accounts TRUMP MEDIA & TECHNOLOGY GROUP | INVESTOR PRESENTATION | 14 Property of Trump Media & Technology Group Corp. | Strictly Private and Confidential. Not to be distributed to others without express prior consent.

Inclusive "Big Tent" Approach

214M
Netflix
Subscribers[1]

211M
Twitter
Average Monetizable Daily Active Usage[1]

32M
iHeart
Monthly US Listeners[2]

?
TMTG
Subscribers | Users | Listeners

TMTG
TRUMP MEDIA & TECHNOLOGY GROUP
ALL ARE WELCOME

Liberal | Independent | Conservative

Trump's Historic Following

89M
Twitter
Followers

33M
Facebook
Followers

24M
Instagram
Subscribers | Users | Listeners

Inclusive “Big Tent” Approach Trump’s 214M Historic Following Netflix 1 Subscribers 89M 211M Twitter Followers Twitter 1 Average Monetizable Daily Active Usage 33M 32M Facebook iHeart Followers 2 Monthly US Listeners 24M ? Instagram TMTG Subscribers | Users | Listeners Subscribers | Users | Listeners Liberal | Independent | Conservative Source: SEC filings https://www.sec.gov/ and approximate social media figures as of January 2021 according to Facebook, Twitter and Instagram; total Trump followers may be lower due to overlap across platforms and potential multiple accounts (1) Figures as of Q3 2021 (2) Figures as of Q2 2021 TRUMP MEDIA & TECHNOLOGY GROUP | INVESTOR PRESENTATION | 15 Property of Trump Media & Technology Group Corp. | Strictly Private and Confidential. Not to be distributed to others without express prior consent.

Sizing the Digital Audience

Potentially hundreds of millions of users

NETFLIX
Global Paid Subscribers
(# in millions)
41
54
71
89
111
139
167
204
214
2013
2014
2015
2016
2017
2018
2019
2020
2021[1]

155M Estimated U.S. Podcast Listeners
% of Total Population Ages 12+ That Listen To Podcasts
27%
30%
33%
36%
40%
44%
51%
55%
2013
2014
2015
2016
2017
2018
2019
2020

twitter
Monetizable Daily Active Usage
(# in millions)
115
126
152
192
211
2017
2018
2019
2020
2021[1]

Disney+
Global Paid Subscribers
(# in millions)
27
34
58
74
95
104
116
2020 Q1
2020 Q2
2020 Q3
2020 Q4
2021 Q1
2021 Q2
2021 Q3

Source: SEC filings https://www.sec.gov/

(1) Figures as of Q3 2021

EF Hutton

TRUMP MEDIA & TECHNOLOGY GROUP | INVESTOR PRESENTATION | 16

Sizing the Digital Audience Potentially hundreds of millions of users 155M Estimated U.S. Podcast Listeners 55% 214 204 51% Global Paid Subscribers % of Total Population Ages 12+ That (# in millions) 44% Listen To Podcasts 167 40% 36% 139 33% 30% 111 27% 89 71 54 41 1 2013 2014 2015 2016 2017 2018 2019 2020 2021 2013 2014 2015 2016 2017 2018 2019 2020 Monetizable Daily Active Usage 211 (# in millions) 116 192 Global Paid Subscribers 104 95 (# in millions) 152 74 126 115 58 34 27 1 2017 2018 2019 2020 2021 2020 Q1 2020 Q2 2020 Q3 2020 Q4 2021 Q1 2021 Q2 2021 Q3 Source: SEC filings https://www.sec.gov/ (1) Figures as of Q3 2021 TRUMP MEDIA & TECHNOLOGY GROUP | INVESTOR PRESENTATION | 16 Property of Trump Media & Technology Group Corp. | Strictly Private and Confidential. Not to be distributed to others without express prior consent.

A Massive Market Opportunity Building a “Non-Cancellable” Global Community TRUMP MEDIA & TECHNOLOGY GROUP | INVESTOR PRESENTATION | 17 Property of Trump Media & Technology Group Corp. | Strictly Private and Confidential. Not to be distributed to others without express prior consent.

Building A Balanced, Large-Scale Audience

Global Ad Based Social Media

twitter

$4.8B Revenue[3]

211M Average Monetizable Daily Active Usage[1]

TMTG Market Opportunity

Looking at only 3 companies (Twitter, Netflix, iHeart)

$35.5B Revenue

457M Users

Combined metrics

TRUTH SOCIAL

TMTG TRUMP MEDIA & TECHNOLOGY GROUP

TMTG+

TMTG+ PODCAST NETWORK

News | Entertainment Sports | Comedy

NETFLIX

$27.5B Revenue[3]

214M Paid Streaming Memberships[1]

Podcast Broadcasting

iHeartMEDIA INC

$3.2B Revenue[4]

32M Monthly US Listeners[2]

EF Hutton

TRUMP MEDIA & TECHNOLOGY GROUP | INVESTOR PRESENTATION | 18

Building A Balanced, Large-Scale Audience Can TMTG harvest a portion of “Big Tech’s” global audience? Global Ad Based Social Media News | Entertainment Sports | Comedy $4.8B 211M 3 Revenue Average Monetizable 1 Daily Active Usage $27.5B 214M 3 Paid Streaming Revenue 1 Memberships Market Opportunity Podcast Looking at only 3 companies (Twitter, Netflix, iHeart) Broadcasting $35.5B 457M Revenue Users Combined metrics $3.2B 32M 4 2 Revenue Monthly US Listeners Source: SEC filings https://www.sec.gov/; (1) Figures as of Q3 2021 (2) Figures as of Q2 2021 (3) LTM Revenue figures as of Q3 2021 (4) LTM Revenue Figures as of Q2 2021 TRUMP MEDIA & TECHNOLOGY GROUP | INVESTOR PRESENTATION | 18 Property of Trump Media & Technology Group Corp. | Strictly Private and Confidential. Not to be distributed to others without express prior consent.

Key Advisors

EF Hutton

NELSON MULLINS

LOEB & LOEB LLP

EGS
Ellenoff Grossman & Schole LLP

MARCUM
ACCOUNTANTS ▲ ADVISORS

MZ
INVESTOR RELATIONS

withum
ADVISORY TAX AUDIT

Key Advisors TRUMP MEDIA & TECHNOLOGY GROUP | INVESTOR PRESENTATION | 19 Property of Trump Media & Technology Group Corp. | Strictly Private and Confidential. Not to be distributed to others without express prior consent.

TMTG

TRUMP MEDIA & TECHNOLOGY GROUP

TECHNOLOGY TALENT & INFRASTRUCTURE

TECHNOLOGY TALENT & INFRASTRUCTURE TRUMP MEDIA & TECHNOLOGY GROUP | INVESTOR PRESENTATION | 1 Property of Trump Media & Technology Group Corp. | Strictly Private and Confidential. Not to be distributed to others without express prior consent.

Technology Team[1]

Leadership

Name	Role
Josh A.	CTO
Billy B.	CPO
Vlad N.	CIO
Ryan L.	CSO
Steve E.	VP Engineering

Backend and Structure

Name	Role
Tom M.	Devops
Ryan L.	Devops
Mortada A.	Devops/Backend
Brandon B.	Devops/Backend
Simo S.	Devops
Chris W.	Database
Alex K.	Devops/Backend
Bryan S.	Devops
Philip L.	Devops
Daniel M.	L & P Testing
Kyle F.	L & P Testing
Justus E.	Backend/Mod
Bret B.	Backend

Frontend

Name	Role
Alex G.	Front End
Alex K.	Front End
Adam D.	Front End
Neim E.	Front End

Mobile

Name	Role
Ben S.	Sr. Mobile Dev
BJ	Sr. Mobile Dev
Mark H.	Sr. Mobile Dev
Ray E.	Mobile

Product

Name	Role
Sandro M.	Sr. Prod Manager
Chris D.	Product Manager
Peter D.	Product Manager
Eddie L.	Product Manager

Prior Experience

gab
uspto
gsk
NFL
NASCAR
NHL
Encompass Health
Wake Forest University
Southern Company
Little Debbie Snacks
NETFLIX
STITCH FIX
proctoru
ViiV Healthcare
Landing
THERAPYBRANDS
DOCKYARD
rumble
BROWN-FORMAN
Compose
ADP
Walmart Labs
Shipt
AFV
NCR
CLOUDFLARE
stripe
IBM

(1) Personnel subject to change

1 Technology Team Prior Experience Leadership . Josh A. Billy B. Vlad N. Ryan L. Steve E. CTO CPO CIO CSO VP Engineering Backend and Structure Tom M. Ryan L. Mortada A. Brandon B. Simo S. Devops Devops Devops/Backend Devops/Backend Devops Chris W. Alex K. Bryan S. Philip L. Daniel M. Database Devops/Backend Devops Devops L & P Testing Kyle F. Justus E. Bret B. L & P Testing Backend/Mod Backend Frontend Alex G. Alex K. Adam D. Neim E. Front End Front End Front End Front End Mobile Ben S. BJ Mark H. Ray E. Sr. Mobile Dev Sr. Mobile Dev Sr. Mobile Dev Mobile Product Sandro M. Chris D. Peter D. Eddie L. Sr. Prod Manager Product Manager Product Manager Product Manager (1) Personnel subject to change TRUMP MEDIA & TECHNOLOGY GROUP | INVESTOR PRESENTATION | 21 Property of Trump Media & Technology Group Corp. | Strictly Private and Confidential. Not to be distributed to others without express prior consent.

Infrastructure

1 Users

A person, or organization, or system that has one or more roles that initiates or interacts with activities

- A sales representative who travels to visit customers
- Actors may be internal or external to an organization

2 Client

In web development, 'client side' refers to everything in a web application that is displayed or takes place on the client (end user) device

- Browser
- Mobile Application
- Smart Watch

3 DNS Server

The Domain Name System (DNS) is the phonebook of the internet. When users type domain names such as 'google.com' or 'nytimes.com' into web browsers, DNS is responsible for finding the correct IP address for those sites

- Cloudflare
- Tucows
- NS1
- Rightforge

4 CDN

A content delivery network (CDN) refers to a geographically distributed group of servers which work together to provide fast delivery of internet content

- Cloudflare
- Akamai
- Rightforge
- Lumen
- NS1
- AI.net

5 Load Balancer

Load balancing is defined as the methodical and efficient distribution of network or application traffic across multiple servers in a server farm

- Rumble Cloud
- NS1
- Rightforge
- AI.net

6 Application Servers

An application server is a type of server designed to install, operate, and host applications that are associated with services for end users

- Rumble Cloud
- NS1
- Rightforge
- AI.net

7 Database Servers

The term database server may refer to both hardware and software used to run a database.

- Percona
- Redis
- Rumble Cloud
- NS1
- Rightforge
- AI.net

8 Other

- Mail Servers
- Queuing Servers
- SMS Servers

EFHutton

TRUMP MEDIA & TECHNOLOGY GROUP | INVESTOR PRESENTATION | 22

Infrastructure . 1 Users 3 DNS Server 5 Load Balancer 7 Database Servers A person, or organization, or system that The Domain Name System (DNS) is the Load balancing is defined as the The term database server may refer to has one or more roles that initiates or phonebook of the internet. When users methodical and efficient distribution of both hardware and software used to run a interacts with activities type domain names such as ‘google.com’ network or application traffic across database. • A sales representative who travels to or ‘nytimes.com’ into web browsers, DNS multiple servers in a server farm • Percona visit customers is responsible for finding the correct IP • Rumble Cloud • Redis • Actors may be internal or external to an address for those sites • NS1 • Rumble Cloud organization • Cloudflare • Rightforge • NS1 • Tucows • AI.net • Rightforge • NS1 • AI.net • Rightforge 2 Client 4 CDN 6 Application Servers 8 Other In web development, ‘client side’ refers to A content delivery network (CDN) refers to An application server is a type of server • Mail Servers everything in a web application that is a geographically distributed group of designed to install, operate, and host • Queuing Servers displayed or takes place on the client (end servers which work together to provide applications that are associated with • SMS Servers user) device fast delivery of internet content services for end users • Browser • Cloudflare • Rumble Cloud • Mobile Application • Akamai • NS1 • Smart Watch • Rightforge • Rightforge • Lumen • AI.net • NS1 • AI.net TRUMP MEDIA & TECHNOLOGY GROUP | INVESTOR PRESENTATION | 22 Property of Trump Media & Technology Group Corp. | Strictly Private and Confidential. Not to be distributed to others without express prior consent.

Infrastructure

1
Users
2
Client
3
DNS Servers
4
CDN
5
Load Balancers
6
Application Servers
7
Database Servers
Primary
Replica
Replica
DC-US-EAST
DC-US-CENTRAL
DC-US-WEST

Infrastructure . TRUMP MEDIA & TECHNOLOGY GROUP | INVESTOR PRESENTATION | 23 Property of Trump Media & Technology Group Corp. | Strictly Private and Confidential. Not to be distributed to others without express prior consent.

TRUMP MEDIA & TECHNOLOGY GROUP | INVESTOR PRESENTATION | 5 Property of Trump Media & Technology Group Corp. | Strictly Private and Confidential. Not to be distributed to others without express prior consent.

TRUTH
Follow The Truth.
Get Started
Cancel
Back
Profile
Posts
Media
Likes
Follow

TRUMP MEDIA & TECHNOLOGY GROUP | INVESTOR PRESENTATION | 6 Property of Trump Media & Technology Group Corp. | Strictly Private and Confidential. Not to be distributed to others without express prior consent.

TRUTH Social Mission TRUTH Social is America’s “Big Tent” social media platform that will encourage an open, free, and honest global conversation without discriminating against political ideology Our Aspiration TRUTH Social is designed to provide a “Big Tent” alternative to existing social media platforms that are dominated by the big tech monopoly (Twitter and Facebook). While we expect that initial users will be catalyzed by the existing Trump universe, the future of the platform audience lies in being open and inviting to a wide range of ideologies. Content from news and politics to sports, comedy, and entertainment aims to unite independents, liberals, libertarians, and conservatives alike. TRUMP MEDIA & TECHNOLOGY GROUP | INVESTOR PRESENTATION | 26 Property of Trump Media & Technology Group Corp. | Strictly Private and Confidential. Not to be distributed to others without express prior consent.

TRUTH Social Infrastructure

Threats

- Undirected network attacks
- Targeted activist / political attacks
- Nation states
- Vendors

Security

- Technical
  - Administrative
  - Infrastructure Perimeter
  - Audit and Compliance
  - Product Security
  - Procedures
- Non-Technical
  - Personal
  - Facilities
  - Vendors
  - Law Enforcement/Government Action
  - Activism Campaigns

Applications

- NGINX
- Minio
- Vault
- PostgreSQL
- Redis
- Backend v1 (Mastodon)
- Monitoring stack
  - Prometheus
  - Grafana
  - Loki
  - Various metric exporters
- OSSEC

EFHutton

TRUTH Social Infrastructure Threats Applications ▪ Undirected network attacks .▪ NGINX ▪ Targeted activist / political attacks▪ Minio ▪ Nation states▪ Vault ▪ Vendors▪ PostgreSQL ▪ Redis ▪ Backend v1 (Mastodon) Security ▪ Monitoring stack ▪ Technical • Prometheus • Administrative • Grafana • Infrastructure Perimeter • Loki • Audit and Compliance • Various metric exporters • Product Security ▪ OSSEC • Procedures ▪ Non-Technical • Personal • Facilities • Vendors • Law Enforcement/Government Action • Activism Campaigns TRUMP MEDIA & TECHNOLOGY GROUP | INVESTOR PRESENTATION | 27 Property of Trump Media & Technology Group Corp. | Strictly Private and Confidential. Not to be distributed to others without express prior consent.

TRUTH Social App Store

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Truth Social
Follow the Truth
Pre-Order
12+
Years Old
T Media Tech LLC
EN
English
This content may change without notice and the final product may be different.
Only on iPhone
TRUTH
SOCIAL
FOLLOW THE TRUTH
What's really happening
Find your friends
Chat
Share
Thank you all for the preorder support! The TRUTH is coming.
Follow the TRUTH!
What exactly is TRUTH Social's "Big Tent" approach?
Big Tent is a new way to describe "inclusivity" in America. Think of a giant outdoor event tent at your best friend's wedding. Who's there? The combination of multiple families from all over the United States, and the world. Uncle Jim f... more
T Media Tech LLC
Support

EFHutton

TRUMP MEDIA & TECHNOLOGY GROUP | INVESTOR PRESENTATION | 28

TRUTH Social App Store . TRUMP MEDIA & TECHNOLOGY GROUP | INVESTOR PRESENTATION | 28 Property of Trump Media & Technology Group Corp. | Strictly Private and Confidential. Not to be distributed to others without express prior consent.

Burgeoning TRUTH Social Could Result In Meaningful Value Creation

$41 Billion
$?B
TRUTH
SOCIAL
$? BILLION

TRUTH
Profile
Zach Laner
Follow +
Posts
Replies
Media
Likes
Rick James
Chevy Trucks

Burgeoning TRUTH Social Could Result In Meaningful Value Creation . 1 The Market values Twitter at nearly 6.6x enterprise value to sales A similar multiple would imply meaningful value creation for TRUTH Social $?B $? BILLION $41 Billion (1) Enterprise value to sales multiples are based on 2022E Revenue TRUMP MEDIA & TECHNOLOGY GROUP | INVESTOR PRESENTATION | 29 . Property of Trump Media & Technology Group Corp. | Strictly Private and Confidential. Not to be distributed to others without express prior consent.

On-Demand Programming TRUMP MEDIA & TECHNOLOGY GROUP | INVESTOR PRESENTATION | 1 Property of Trump Media & Technology Group Corp. | Strictly Private and Confidential. Not to be distributed to others without express prior consent.

What is TMTG+? TMTG+ plans to be an on-demand streaming service that will provide news, “Big Tent” entertainment, exciting documentaries, sports programming, and more. The American public is seeking “non-woke” entertainment, and TMTG+ will provide content for all to enjoy VS VS VS TRUMP MEDIA & TECHNOLOGY GROUP | INVESTOR PRESENTATION | 31 Property of Trump Media & Technology Group Corp. | Strictly Private and Confidential. Not to be distributed to others without express prior consent.

TMTG+ Production Leadership Scott St. John As one of the key creative Executives leading the TMTG+ Programming efforts, Scott St. John will be focused on creating “Big Tent” entertainment in the form of unscripted TV series, documentaries, sports programming, and more. St. John is one of the most well respected and distinguished television producers in America. St. John has produced over 1,000 hours of Network and Cable shows. Many of his shows have reached tens of millions of Americans over the course of their airing. St. John is best known as the Executive Producer of NBC's mega-hit shows “Deal or No Deal” and “America's Got Talent.” Scott St. John is also regarded as one of the most prolific game show producers in TV history as he has produced Match Game (ABC), Card Sharks (ABC), and “1 vs. 100” (NBC). TRUMP MEDIA & TECHNOLOGY GROUP | INVESTOR PRESENTATION | 32 Property of Trump Media & Technology Group Corp. | Strictly Private and Confidential. Not to be distributed to others without express prior consent.

History of President Trump's Entertainment Success

THE APPRENTICE

VARIETY
'APPRENTICE' WINS FOR NBC
Morning Ratings Flash
VARIETY
APPRENTICE TOPS CSI
Peacock powerhouse tops 'CSI' in demo
VARIETY
NBC RENEWS 'APPRENTICE'
New Season to Air in the Fall

MISS UNIVERSE

VARIETY
Ratings: NBC's Miss Universe Pageant Tops Sunday in Demo
Los Angeles Times
Donald Trump Sells Miss Universe to WME/IMG

EFHutton

TRUMP MEDIA & TECHNOLOGY GROUP | INVESTOR PRESENTATION | 33

History of President Trump’s Entertainment Success TRUMP MEDIA & TECHNOLOGY GROUP | INVESTOR PRESENTATION | 33 Property of Trump Media & Technology Group Corp. | Strictly Private and Confidential. Not to be distributed to others without express prior consent.

TMTG

TRUMP MEDIA & TECHNOLOGY GROUP

FINANCIAL OUTLOOK

FINANCIAL OUTLOOK TRUMP MEDIA & TECHNOLOGY GROUP | INVESTOR PRESENTATION | 5 Property of Trump Media & Technology Group Corp. | Strictly Private and Confidential. Not to be distributed to others without express prior consent.

TMTG+ Potential

214M[1]
116M[1]
?M
Netflix
Disney+
TMTG+

Total Subscribers

(# in millions)

$11.73[1]
$4.16[1]
$?
Netflix
Disney+
TMTG+

Average Monthly Revenue Per User

(1) Figures as of Q3 2021

EFHutton

TRUMP MEDIA & TECHNOLOGY GROUP | INVESTOR PRESENTATION | 35

TMTG+ Potential Could TMTG+ reach 10M subscribers and contribute to a highly valuable enterprise? 1 1 1 1 $ $ $ ?M 11.73 4.16 214M 116M ? Netflix Disney+ TMTG+ Netflix Disney+ TMTG+ Total Subscribers Average Monthly Revenue Per User (# in millions) TMTG+ could deliver a price point closer to that of Netflix ($11.73/month) given President Trump’s highly enthused base Source: SEC filings https://www.sec.gov/ and management assumptions/projections (1) Figures as of Q3 2021 TRUMP MEDIA & TECHNOLOGY GROUP | INVESTOR PRESENTATION | 35 Property of Trump Media & Technology Group Corp. | Strictly Private and Confidential. Not to be distributed to others without express prior consent.

Comparable Company Analysis

2022 EV / Revenue
Mean: 8.1x
Median: 6.6x
6.1x
14.6x
6.6x
9.3x
4.7x
10.1x
5.2x
$855B
Enterprise Value
$84B
Enterprise Value
$41B
Enterprise Value
$316B
Enterprise Value
$54B
Enterprise Value
$39B
Enterprise Value
$28B
Enterprise Value
Social Media
Subscription Services

Note: Enterprise Value as of 11/1/2021

Comparable Company Analysis 2022 EV / Revenue Mean: 8.1x Median: 6.6x 14.6x 10.1x 9.3x 6.6x 6.1x 5.2x 4.7x $855B $84B $41B $316B $54B $39B $28B Enterprise Value Enterprise Value Enterprise Value Enterprise Value Enterprise Value Enterprise Value Enterprise Value Social Media Subscription Services Note: Enterprise Value as of 11/1/2021 TRUMP MEDIA & TECHNOLOGY GROUP | INVESTOR PRESENTATION | 36 Property of Trump Media & Technology Group Corp. | Strictly Private and Confidential. Not to be distributed to others without express prior consent.

Financial Projection Assumptions

TRUTH SOCIAL

Monetizable Users[5]

1. Total Users projected to reach 81M by 2026 based on results of 2021 Politico poll[1] of registered voters
2. Monetizable users projected to grow to 26% by 2026, equating to approximately 50% of Twitter's current monetizable daily usage[2]

Average Revenue Per Monetizable User

1. Average revenue per user projected to grow to $13.50 in 2026
2. ARPU of $13.50 in 2026 represents a 43% discount to Twitter's current ARPU of $23.76[3]

TMTG+

Total Subscribers

1. Total Subscribers projected to reach 40M by 2026
2. Total projected subscribers by 2026 represents less than 20% of the Netflix current subscriber base[4]

Average Monthly Fee Per User

1. Average monthly fee per user expected to reach $9.00 by 2026
2. Average monthly fee by 2026 represents a 23% discount to the current Netflix monthly subscriber fee[4]

EF Hutton

TRUMP MEDIA & TECHNOLOGY GROUP | INVESTOR PRESENTATION | 37

Financial Projection Assumptions 5 Monetizable Users Total Subscribers Total Users projected to reach 81M by 2026 based on results of 2021 Politico Total Subscribers projected to reach 40M by 2026 1 1 1 poll of registered voters Monetizable users projected to grow to 26% by 2026, equating to approximately Total projected subscribers by 2026 represents less than 20% of the Netflix 2 2 2 4 50% of Twitter’s current monetizable daily usage current subscriber base Average Revenue Per Monetizable User Average Monthly Fee Per User Average revenue per user projected to grow to $13.50 in 2026 Average monthly fee per user expected to reach $9.00 by 2026 1 1 ARPU of $13.50 in 2026 represents a 43% discount to Twitter’s current ARPU of Average monthly fee by 2026 represents a 23% discount to the current Netflix 2 2 3 4 $23.76 monthly subscriber fee (1) https://morningconsult.com/2021/10/27/trump-truth-social-gop-poll/ (2) https://backlinko.com/twitter-users#twitter-users (3) Based on 9/30 2021 LTM revenue and average monetizable daily usage (4) NFLX Q3 2021 10-Q Filing TRUMP MEDIA & TECHNOLOGY GROUP | INVESTOR PRESENTATION | 37 (5) Defined as accounts who log in to the platform on any given day to whom the platform is able to show ads Property of Trump Media & Technology Group Corp. | Strictly Private and Confidential. Not to be distributed to others without express prior consent.

Revenue Projections Pro Forma Revenue Projections ($ in millions) $3,665.3 TMTG+ $1,843.3 TRUTH Social $835.0 $114.1 $1.0 2022E 2023E 2024E 2025E 2026E Total Users 16M 41M 56M 69M 81M % Monetizable 5% 25% 26% 26% 26% Monetizable Users 0.8M 10.3M 14.6M 17.9M 21.1M ARPU $5.90 $8.90 $12.90 $13.00 $13.50 0M 4M 11M 23M 40M Total Subscribers Avg. Monthly Fee Per $0.00 $5.56 $7.50 $8.00 $9.00 User Note: Financial Projections based on management assumptions and estimates TRUMP MEDIA & TECHNOLOGY GROUP | INVESTOR PRESENTATION | 38 Property of Trump Media & Technology Group Corp. | Strictly Private and Confidential. Not to be distributed to others without express prior consent.